EXHIBIT 99.1

Annual Information Form
February 26, 2020

Nomenclature
In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries.  All dollar amounts expressed throughout this Annual Information Form are in Canadian dollars unless otherwise noted.
Cautionary Statement on Forward-Looking Information
This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this Annual Information Form. These forward-looking statements include, but are not limited to, statements concerning:
■	forecast production;
■	forecast operating costs and capital costs;
■	sales forecasts;
■	our strategies, objectives and goals;
■	future prices and price volatility for steelmaking coal, copper, zinc, blended bitumen and other products and commodities that we produce and sell, as well as oil, natural gas and petroleum products;
■	the demand for and supply of steelmaking coal, copper, zinc, blended bitumen and other products and commodities that we produce and sell;
■
expected receipt of regulatory approvals and the expected timing thereof, including our expectations relating to the requested modification to Antamina’s current Environmental Impact Assessment certificate;

■	expectations regarding our ability to maintain and renew existing licenses and leases for our properties;
■	expected receipt or completion of prefeasibility studies, feasibility studies and other studies and the expected timing thereof;
■	proposed or expected changes in regulatory frameworks and their anticipated impact on our business;
■	our interest and other expenses;
■	our tax position and the tax rates applicable to us;
■	pipeline capacity for Canadian crude oil and the adequacy of our logistics arrangements related to Fort Hills, including our participation in the crude-by-rail initiative;
■	curtailment measures imposed by the Government of Alberta and their impact on Fort Hills;
Teck Resources Limited 2019 Annual Information Form – Page 1

■
the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Quebrada Blanca Phase 2 (QB2) project, the NuevaUnión copper project and our Project Satellite projects;

■	expected mine lives and the possibility of extending mine lives through the development of new areas or otherwise;
■
the closure of our Cardinal River operations and our expectation that we will be able to increase production capacity at our other Elk Valley mines in order to offset production losses from this closure;

■	our estimates of the quantity and quality of our mineral and oil reserves and resources;
■	our expectation that a portion of coal lands associated with the Swift region of Fording River may be developed and mined under the Greenhills mine plan;
■	the production capacity, planned production levels and future production of our operations and development projects, including QB2 and Quebrada Blanca Phase 3;
■	availability of transportation for our products from our operations to our customers, including our expectations regarding the benefits of our agreements with transportation providers;
■	potential impact of transportation, port or pipeline disruptions or production disruptions;
■	our expectations for our RACE21™ innovation driven efficiency program, the associated implementation costs and the expected benefits to our business from the program;
■	availability of our credit facilities;
■	financial assurance requirements related to our projects and related agreements;
■	our planned capital expenditures and capital spending and timing for completion of our capital projects;
■	our estimates of reclamation and other costs related to environmental protection;
■
our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

■
the costs, steps and potential impact of managing water quality at our coal operations, including but not limited to statements under “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Quality Management” including our expectations regarding our ability to expand our water treatment capacity using active water treatment facilities and saturated rock fill technology, expected timing of construction and completion of our various proposed active water treatment and saturated rock fill facilities, capital spending guidance, our expectations for water treatment capacity in the future, the regulatory process relating to active water treatment and estimates of our long-term costs of water management;

■	our expectation that we can upgrade Neptune Bulk Terminals’ operational coal capacity, the benefits associated therewith and our anticipated capital costs and timing for completion thereof;
Teck Resources Limited 2019 Annual Information Form – Page 2

■
expectations regarding the QB2 project, including expectations regarding financing, timing and amount of contributions. capacity, mine life, regulatory approvals, projected expenditures and our expectation that the operation will eventually transition to a fully autonomous fleet and that we will be able to transition to renewable energy for approximately half of the power required for the operation of QB2;

■	expected spending and activities at our Project Satellite properties;
■	anticipated benefits, timing and costs of the Red Dog mill upgrade project;
■	anticipated benefits from our newly completed No. 2 Acid Plant at our Trail Operations;
■	our financial and operating objectives;
■	our exploration, environmental, community, health and safety initiatives;
■
the outcome of legal and regulatory proceedings and other disputes in which we are involved, including potential charges under the Fisheries Act and the Upper Columbia River Basin litigation, and any timing or other expectations in respect thereof;

■	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;
■	our dividend policy and capital allocation framework; and
■	general business and economic conditions.
Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals or other regulatory processes, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with any damage to our reputation; risks associated with the Canadian Corruption of Foreign Public Officials Act and similar worldwide bribery laws; risks associated with labour disturbances and availability of skilled labour; risks associated with fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks associated with changes to the tax and royalty regimes in which we operate; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with access to capital; risks associated with changes to our credit ratings; risks associated with our material financing arrangements and our covenants thereunder; risks associated with climate change, environmental compliance, changes in environmental legislation and regulation and changes to our reclamation obligations; risks associated with our dependence on third parties for the provision of transportation, port, pipeline. and other critical services; risks associated with non-performance by contractual counterparties; risks associated with potential disputes with partners and co-owners; risks associated with Indigenous People claims and other title risks; social and political risks associated with operations in foreign countries; risks associated with the preparation of our financial statements; risks related to trade barriers or import restrictions; risks of changes in tax laws or their interpretation; risks associated with information technology, including cybersecurity risks and risks associated with the failure of such information technology to achieve the benefits we expect; and risks associated with tax reassessments and legal proceedings. See “Risk Factors” for a discussion of additional risks we face.  The amount and timing of actual capital expenditures is dependent upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs to enable the related capital
Teck Resources Limited 2019 Annual Information Form – Page 3

project to be completed as currently anticipated. Certain of our operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Quality Management”. Declaration and payment of dividends and capital allocation generally, is at the discretion of the Board, and our dividend policy and capital allocation framework will be reviewed regularly and may change.
Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions that may prove to be incorrect, including, but not limited to, assumptions regarding:
■	general business and economic conditions;
■	interest rates;
■	commodity and power prices;
■	acts of foreign or domestic governments and the outcome of legal proceedings;
■
the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products;

■	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions;
■	the results from studies on our expansion and development projects;
■	our costs of production and our production and productivity levels, as well as those of our competitors;
■	our ability to secure adequate transportation, pipeline and port services for our products;
■	continuing availability of water and power resources for our operations;
■	credit market conditions and conditions in financial markets generally;
■	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;
■	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
■	the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees;
■	the satisfactory negotiation of collective agreements with unionized employees;
■	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;
■	engineering and construction timetables and capital costs for our development and expansion projects;
■	the benefits of technology for our operations and development projects, including the impact of our RACE21™ program;
■	costs of closure, and environmental compliance costs generally, of operations;
Teck Resources Limited 2019 Annual Information Form – Page 4

■	market competition;
■	the accuracy of our reserve and resource estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
■	tax benefits and tax rates;
■	the outcome of our coal price and volume negotiations with customers;
■	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;
■	curtailment measures on oil production taken by the Government of Alberta;
■	the resolution of environmental and other proceedings or disputes;
■	the future supply of low-cost power to the Trail smelting and refining complex;
■	our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and
■	our ongoing relations with our employees and with our business and joint venture partners.
In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Description of the Business — Individual Operations — Steelmaking Coal — Elk Valley Water Quality Management”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study.  Expectations regarding our operations are based on numerous assumptions regarding the operations.  Assumptions regarding the costs and benefits of the Neptune Bulk Terminals expansion and other projects include assumptions that the relevant project is constructed and operated in accordance with current expectations.  Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default.  Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.
We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this Annual Information Form and in our “Cautionary Statement on Forward-Looking Statements” section of our Management’s Discussion and Analysis for the year ended December 31, 2019, and subsequent filings, which can be found under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.
Teck Resources Limited 2019 Annual Information Form – Page 5

Scientific and technical information in this Annual Information Form regarding our coal properties was reviewed, approved and verified by Messrs. Don Mills P.Geo. and Robin Gold P.Eng., each employees of Teck Coal Limited and each a Qualified Person under National Instrument 43-101.  Scientific and technical information in this Annual Information Form regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person under National Instrument 43-101.
Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Oil and Gas Reserves
This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.
In this Annual Information Form we use the term “mineral resources” and its subcategories “measured”, “indicated”, and “inferred” mineral resources. Readers are advised that, while such terms are required by Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not currently require U.S. mining companies in their filings with the SEC to disclose estimates of mineral resources. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in very limited cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be, economically or legally mineable.  Recent SEC rule changes applicable for fiscal years beginning on or after January 1, 2021 will require U.S. mining companies to disclose in their SEC filings mineral resources for material properties. In addition, these revised rules also recognize the subcategories of “measured”, “indicated” and “inferred” mineral resources.
Canadian standards of oil and gas disclosure also differ significantly from the requirements of the SEC, and oil and gas reserve and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. The oil and gas reserves estimates in this Annual Information Form have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differs from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. The SEC definitions of proved and probable reserves are different than the definitions contained in National Instrument 51‑101. Therefore, proved and probable reserves disclosed in, or in the documents incorporated by reference into, this Annual Information Form in compliance with National Instrument 51‑101 may not be comparable to those disclosed by U.S. companies.
Teck Resources Limited 2019 Annual Information Form – Page 6

Glossary of Technical Terms
bitumen: a naturally occurring heavy viscous crude oil.
blended bitumen: bitumen blended with diluent to reduce its viscosity, such that the combined product can be easily pumped through a pipeline and placed in storage facilities.
cathode: an electrode in an electrolytic cell where electrons enter and which represents the final product of an electrolytic metal refining process.
clean coal: coal that has been processed to separate impurities and is in a form suitable for sale.
coking coal: coal possessing physical and chemical characteristics that facilitate the conversion into coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.
concentrate: a product containing valuable minerals from which most of the waste rock in the ore has been eliminated in a mill or concentrator.
crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.
dump leach: a process that involves dissolving and recovering minerals from typically lower-grade uncrushed ore from a mine dump.
flotation: a method of mineral separation in which a variety of reagents facilitate the attachment of certain minerals on to the surface of a froth while other minerals sink, thus effecting the separation of valuable minerals from non-valuable minerals.
grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.
hard coking coal: a type of coking coal used primarily for making high-strength coke for use in integrated steel mills.
heap leach: a process whereby metals are leached from a heap of crushed ore by leaching solutions seeping through the heap into a container or liner beneath the heap.
hypogene: primary sulphide ore located beneath shallow zones of ore affected by weathering processes.
LME: London Metals Exchange.
mill:  a plant in which ore is ground to reduce particle size and physically liberating valuable from non-valuable minerals.
oil sands: sand and rock material that contains bitumen.
ore: naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.
orebody: a contiguous, well-defined mass of material of sufficient ore content to make extraction economically feasible.
pulverized coal injection (PCI) coal: coal that is pulverized and injected into a blast furnace. Those grades of coal used in the PCI process are generally non-coking. PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high-quality coking coals, which are typically more expensive.
semi-autogenous grinding (SAG): a method of grinding rock in which particle size reduction is achieved through tumbling action of a rotating grinding mill that primarily utilizes the contact of rock-on-rock supplemented with steel grinding balls to breakdown particles.
Teck Resources Limited 2019 Annual Information Form – Page 7

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures; a by‑product of the smelting process.
smelter: a plant in which concentrates are processed into an upgraded product by application of heat.
steelmaking coal: the various grades of coal that are used in the steelmaking process, including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.
sulphide: a mineral compound containing sulphur but no oxygen.
supergene: near-surface ore that has been subject to secondary enrichment by weathering.
SX-EW: an abbreviation for solvent extraction-electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.
tailings: the slurry that remains after selected minerals have been removed from the ore during processing.
thermal coal: coal that is used primarily for its heating value. Thermal coals tend not to have the carbonization properties possessed by coking coals. Most thermal coal is used to produce electricity in thermal power plants.
treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

Teck Resources Limited 2019 Annual Information Form – Page 8

Corporate Structure
Name, Address and Incorporation
Teck Resources Limited was continued under the Canada Business Corporations Act in 1978. It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951, respectively. Over the years, several other reorganizations have been undertaken. These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the acquisition of 100% of Cominco Ltd. in 2001. On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited. On January 1, 2008, we amalgamated with our wholly owned subsidiary, Aur Resources Inc., by way of vertical short-form amalgamation under the name Teck Cominco Limited. On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited. On June 1, 2009, Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.
Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes. On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis. On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares. Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis. See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares. On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.
The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

Teck Resources Limited 2019 Annual Information Form – Page 9

Intercorporate Relationships
Our financial statements consolidate the accounts of all of our subsidiaries. Our material subsidiaries as at December 31, 2019 are listed below. Unless otherwise indicated, all subsidiaries listed below are wholly owned by Teck. Indentation indicates that the majority of the voting securities of the relevant subsidiary are held by the subsidiary listed above.
Company Name	Jurisdiction of Organization or Formation
Teck South American Holdings Ltd.	Canada
Teck Chilean Holdings Ltd.	Canada
Teck Resources Chile Limitada	Chile
Teck Base Metals Ltd.	Canada
Teck Metals Ltd.	Canada
Teck Resources Coal Partnership	British Columbia
Fording Partnership	Alberta
Teck Coal Partnership	Alberta
Elkview Mine Limited Partnership(1)	Alberta
Teck Highland Valley Copper Partnership	British Columbia
TCL U.S. Holdings Ltd.	Canada
TCAI Incorporated	Washington, U.S.A.
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.
(1)	95% held, directly or indirectly, by Teck

In addition to the above, we own, directly or indirectly:
■	a 21.3% limited partnership interest in Fort Hills Energy Limited Partnership;
■	a 60% indirect share interest in Compañía Minera Teck Quebrada Blanca S.A.;
■	a 90% indirect share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and
■	a 22.5% indirect share interest in Compañía Minera Antamina S.A.
Teck Resources Limited 2019 Annual Information Form – Page 10

The following chart sets out the relationships among our material subsidiaries as at December 31, 2019. Certain aspects of the ownership structure have been simplified.  All material subsidiaries are wholly owned unless otherwise specified.
Teck Resources Limited 2019 Annual Information Form – Page 11

General Development of the Business
Three-Year History
2017
In 2017, average annual prices for our principal products increased compared to 2016. Annual average prices in 2017 for steelmaking coal, copper and zinc were US$174 per tonne, US$2.80 and US$1.31 per pound, respectively, compared with US$115 per tonne, and US$2.21 and US$0.95 per pound in 2016.  During the year we announced a new dividend policy, completed and announced a number of dispositions of non-core assets, acquired further interests in a number of our projects and advanced various initiatives and projects intended to strengthen our financial position and our core business.
In April we announced a new dividend policy and the doubling of our annualized base dividend to $0.20 per share, which was declared at $0.05 per quarter. See “Dividends” below for a further discussion of our dividend policy. We also announced a normal course issuer bid, which allowed us to purchase up to 20 million Class B subordinate voting shares through to September 2018. In December, we paid a dividend of $0.45 per share consisting of a supplemental dividend of $0.40 per share and our regular base quarterly dividend of $0.05 per share, which totalled approximately $260 million. In addition, taking into account our strong cash position, we also announced our intention to apply an additional $230 million to the repurchase of shares through March 31, 2018, of which 5.9 million Class B subordinate voting shares for $175 million were repurchased in the fourth quarter.  In May we announced the sale of our two-thirds interest in the Waneta Dam and related transmission assets to Fortis Inc. for $1.2 billion cash. BC Hydro subsequently exercised its right of first offer over the assets, and the sale of the Waneta Dam and associated assets to BC Hydro closed in July 2018. We also completed the sale of our 49% interest in the Wintering Hills wind power facility in 2017, for proceeds of $59 million.
Acquisitions during the year included the closing of our purchase of AQM Copper Inc., which held an indirect 30% interest in our Zafranal copper-gold project located in Peru, and the acquisition of the minority 21% interest in our San Nicolás copper-zinc project located in Mexico. Zafranal and San Nicolás are part of our Project Satellite initiative launched in 2017, which is focused on surfacing value from substantial base metal assets in Teck’s portfolio. See “Description of the Business ― Copper” for a further discussion of Project Satellite. In addition, we increased our interest in the Fort Hills oil sands mining and processing operations from 20% to 20.89% in 2017, and our interest ultimately increased to approximately 21.3% in 2018.
Work advanced on a number of projects through 2017. At our Fort Hills oil sands mining and processing operation, the mine, primary extraction, utilities and froth assets were commissioned. An intermediate product, bitumen froth, was produced in September 2017, and first oil was achieved on January 27, 2018. We commenced a $72 million project to install an additional ball mill at our Highland Valley Copper Operations and a US$110 million upgrade project at our Red Dog zinc operations, and continued to advance through the regulatory process for our Quebrada Blanca Phase 2 project. We also commenced and advanced studies and expansion work in respect of other projects.
We also continued to strengthen our liquidity and financial position in 2017. Over the course of the year we retired US$1.3 billion of debt through open market repurchases, tender offers and retirement at maturity. In October, we extended the maturity of our US$3.0 billion revolving credit facility to October 2022 (from July 2020) and US$1.2 billion revolving credit facility to October 2020 (from June 2019).
Our cash and cash equivalents as at December 31, 2017 were $952 million against total debt of $6.4 billion.
Teck Resources Limited 2019 Annual Information Form – Page 12

2018
In 2018, average annual prices for our principal products increased compared to 2017. Average realized annual prices in 2018 for steelmaking coal, copper and zinc were US$187 per tonne, US$2.96 per pound and US$1.33 per pound, respectively, compared with US$174 per tonne, US$2.80 per pound and US$1.31 per pound, respectively, in 2017.  The average realized annual price for our blended bitumen in 2018 was US$35 per barrel.
During the year we achieved first oil at Fort Hills; completed the sale of our interest in the Waneta Dam; acquired an additional 13.5% interest in Compañía Minera Teck Quebrada Blanca, S.A. (QBSA), our subsidiary that holds the Quebrada Blanca Phase 2 project (QB2) and subsequently announced a transaction through which Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation agreed to subscribe for a 30% interest in QBSA; received regulatory approval for, and approved the construction of, our QB2 project; announced the retirement of our long-time Chairman and the appointment of his replacement; and advanced various initiatives and projects intended to strengthen our financial position and our core business.
In January, first oil was produced at Fort Hills. Start-up exceeded our expectations with respect to both production volumes and product quality.  In April, we acquired an additional 13.5% interest in QBSA, bringing our interest to 90%, and in August we received regulatory approval to develop the QB2 project.  In July, we completed the sale of our two-thirds interest in the Waneta Dam and related transmission assets to BC Hydro for $1.2 billion cash. In connection with the sale, we entered into a 20-year arrangement with BC Hydro, with an option to extend for an additional 10 years, to purchase power for our Trail Operations.  Work advanced on a number of projects through 2018. Our project to install an additional ball mill at our Highland Valley Copper Operations progressed, targeting commissioning in 2019, and installation of our new acid plant at our Trail Operations advanced towards commissioning in mid-2019.  Work also continued on an upgrade project at our Red Dog zinc operations with planned start-up in the first quarter of 2020.
In December our Board approved the QB2 project for full construction, with first production targeted for late 2021. Concurrently, we announced a transaction through which Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation subscribed for a 30% indirect interest in QBSA, which holds the QB2 project, by contributing US$1.2 billion to the project with additional contingent consideration payable in certain circumstances.  In September, Dominic S. Barton joined our Board of Directors and, in October, Mr. Barton became Chair of the Board, replacing our long-standing Chairman of the Board, Dr. Norman B. Keevil, who retired, along with Mr. Warren S. R. Seyffert, Q.C., at the end of the year.
In October, we announced a normal course issuer bid, which allowed us to purchase up to 40 million Class B subordinate voting shares through to October 2019. In December, we paid a dividend of $0.15 per share consisting of a supplemental dividend of $0.10 per share and our regular base quarterly dividend of $0.05 per share, which totalled approximately $86 million. In addition, taking into account our strong cash position, we announced that the Board had directed management to apply an additional $400 million to the repurchase of shares, of which 4.7 million Class B subordinate voting shares were repurchased in the fourth quarter for $131 million.
We also continued to strengthen our liquidity and financial position in 2018. Over the course of the year we retired US$1.0 billion of debt through open market repurchases, tender offers and retirement at maturity. In light of our strong financial position, we were able to terminate the subsidiary guarantees of our various credit facilities and public notes that were introduced during the commodity downturn in 2016.
Our cash and cash equivalents as at December 31, 2018 were $1.7 billion against total debt of $5.5 billion.
Teck Resources Limited 2019 Annual Information Form – Page 13

2019
In 2019, average prices for steelmaking coal, copper and zinc were 12%, 8% and 13% lower than in 2018, while blended bitumen prices were up 29%. Average realized annual prices in 2019 for steelmaking coal, copper, zinc and blended bitumen were US$164 per tonne, US$2.72 per pound, US$1.16 per pound and US$45.20 per barrel, respectively, compared US$187 per tonne, US$2.96 per pound, US$1.33 per pound and US$35.12 per barrel, respectively, in 2018.
During the year we were reinstated to investment grade by Moody’s Investors Service and Fitch Ratings; completed the previously announced partnering transaction in respect of QBSA; began implementing our RACE21™ program; announced the resignation of Dominic Barton as Chair of our Board due to his appointment as Canada’s Ambassador to China; and advanced various initiatives and projects intended to strengthen our financial position and our core business.
In March, we closed our previously announced transaction through which Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation subscribed for a 30% indirect interest in QBSA, which holds the QB2 project, by contributing US$1.2 billion to the project with additional contingent consideration payable in certain circumstances.  In November, we closed a US$2.5 billion limited recourse project financing facility to fund the development of our QB2 project.
In May, we began implementing our innovation-driven business transformation program known as RACE21™ aimed at Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results and EBITDA between now and 2021.
Work advanced on a number of projects through 2019. In the second quarter of 2019, we completed the installation of an additional ball mill at our Highland Valley Copper Operations and the installation of a new No. 2 Acid Plant at our Trail Operations.  Construction progressed on the US$135 million mill upgrade project at our Red Dog operations, called VIP2, with planned start-up on schedule for the first quarter of 2020 and work to upgrade Neptune Bulk Terminal’s operational coal capacity continued with the upgrades expected to be completed in the first quarter of 2021.
In September, Dominic S. Barton resigned as Chair of our Board of Directors to assume the role of Canada’s Ambassador to China.  On February 6, 2020, Sheila Murray was appointed as independent Chair of our Board of Directors.  Ms. Murray had been acting as Board Chair since the resignation of Dominic Barton and has served on Teck’s Board since April 2018.  In September, Toru Higo joined our Board, replacing Takeshi Kubota who resigned in June 2019.
Our liquidity remained strong in 2019.  In 2019, we purchased and cancelled approximately 24.4 million Class B subordinate voting shares at a cost of $654 million under our normal course issuer bids.  In October, we announced a new normal course issuer bid, which allows us to purchase up to 40 million Class B subordinate voting shares through to October 2020.  We also retired US$600 million of debt through the redemption of our outstanding 8.500% notes due in 2024 and paid our regular base quarterly dividend of $0.05 per share each quarter, which totalled approximately $111 million.
Our cash and cash equivalents as at December 31, 2019 were $1.0 billion against total debt of $4.8 billion.
Teck Resources Limited 2019 Annual Information Form – Page 14

Description of the Business
General
Teck’s business is exploring for, acquiring, developing and producing natural resources. Our activities are organized into business units focused on copper, steelmaking coal, zinc and energy. These are supported by Teck’s corporate offices, which manage corporate growth initiatives and provide marketing, administrative, technical, financial and other services. We have interests in the following operations:
	Type of Operation	Jurisdiction
Elkview	Steelmaking Coal Mine	British Columbia, Canada
Fording River	Steelmaking Coal Mine	British Columbia, Canada
Greenhills	Steelmaking Coal Mine	British Columbia, Canada
Line Creek	Steelmaking Coal Mine	British Columbia, Canada
Cardinal River	Steelmaking Coal Mine	Alberta, Canada
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper Mine	Region I, Chile
Carmen de Andacollo	Copper/Gold Mine	Region IV, Chile
Trail Operations	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, U.S.A.
Fort Hills	Oil Sands Mining and Processing Operation	Alberta, Canada
Our principal products are steelmaking coal, copper, zinc and blended bitumen. In addition we produce lead, silver, molybdenum, and various specialty and other metals, chemicals and fertilizers. We also actively explore for copper, zinc and gold. The following table sets out our revenue by product for each of our last two financial years:
	2019 $(Billions)%		2018 $(Billions)%
Copper(1)	2.158	18	2.242	18
Coal	5.522	46	6.349	50
Zinc(2)	2.084	17	2.391	19
Blended Bitumen	0.975	8	0.407	3
Other(3)	1.195	11	1.175	10
Total	11.934	100	12.564	100

(1)	Copper revenues include sales of copper contained in concentrates and cathode copper.
(2)	Zinc revenues include sales of refined zinc and zinc concentrate.
(3)	Other revenues include sales of silver, lead, gold, molybdenum, various specialty metals, chemicals, energy and fertilizer.
Teck Resources Limited 2019 Annual Information Form – Page 15

Product Summary
STEELMAKING COAL
Teck is the second-largest seaborne exporter of steelmaking coal in the world. Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas. In 2019, sales to Asia accounted for approximately 80% of our annual coal sales volume, a record high, mainly due to increased sales volumes to areas with the greatest demand growth, such as India, and reduced sales to Europe due to the impact of steel production curtailments implemented in July. Approximately 75% of all coal we produce is high-quality hard coking coal, although the percentages can vary from period to period. We also produce lesser quality semi-hard coking coal, semi-soft coking coal and PCI coal products, which in aggregate accounted for almost 25% of our annual sales volume in 2019.  A by-product of our steelmaking coal production is thermal coal which accounted for approximately 2% of our total coal sales volume in 2019.
Coal is processed at our mine sites and primarily shipped westbound from our mines by rail to terminals along the coast of British Columbia and from there by vessel to overseas customers. In 2019, approximately 5% of our processed coal was shipped eastbound directly by rail, or by rail and by ship via Thunder Bay, to customers in North America.
Globally, we compete in the steelmaking coal market primarily with producers based in Australia and the United States. For sales to China, we also compete with Mongolian and Chinese domestic coal producers. Coal pricing is generally established in U.S. dollars.  Our competitive position in the coal market continues to be determined by the quality of our various coal products, our reputation as a reliable supplier and our production and transportation costs compared to other producers throughout the world.
The high-quality seaborne steelmaking coal markets are cyclical, being driven by a combination of demand, production and export capacity. Strong steel market fundamentals support demand and pricing for high-quality seaborne steelmaking coal. Conversely, in difficult steel markets, steelmakers can use a higher proportion of lower-cost semi-soft and PCI coal products in their production process, which can result in reduced pricing premiums for higher quality hard coking coals.
Steel production and demand for seaborne steelmaking coal remained strong through the first half of 2019 before market conditions deteriorated in the second half. Steelmaking coal spot prices were affected by pressure on steelmakers’ margins, created by lower steel pricing and continued high iron ore pricing. The steelmaking coal market remains fundamentally supported by demand from steel capacity growth in India and increased imports into China. Market sentiment has improved slightly for 2020 as steel margins are expected to improve, with higher steel prices and lower iron ore and coking coal costs. While investment in steelmaking coal capacity increased in the past two years, it currently remains low.  Permitting processes for steelmaking coal mines remain challenging and capital markets are rationing capital to coal, limiting the supply response.
Quarterly priced sales represent approximately 40% of our sales, with the balance of our sales priced at levels reflecting market conditions when sales are concluded. Lower-grade semi-soft coals and PCI pricing continues to be negotiated on a quarterly benchmark basis.
Substantially all of our revenues from sales of coal products were derived from sales to third-party end users, most of which are steelmakers.
Teck Resources Limited 2019 Annual Information Form – Page 16

COPPER
We produce both copper concentrates and copper cathode. Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe. Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship. Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru, and from there go by ship to customers in Asia and Europe. Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile, and from there go by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long-term contracts, with treatment and refining charges negotiated on an annual basis. Copper cathode from our Quebrada Blanca and Carmen de Andacollo mines is trucked from the mines and sold primarily under annual contracts to customers in Asia, Europe and North America.
The copper business is cyclical. Copper concentrate treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry. Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.  Copper consumption is primarily tied to its electrical conductivity properties accounting for over 60% of global demand.   Copper in a variety of forms, shapes and alloys is split globally with about one quarter each going to electrical networks, construction industries and consumer goods with the remainder split between auto and transportation sectors and industrial machinery.  Copper electrical conductivity properties make it a key component in building the technologies and infrastructure needed to reduce greenhouse gas emissions, through its use in solar panels, wind turbines, energy storage or electric cars.  We compete with other producers of copper concentrates and cathodes, as well as copper sourced through scrap sources.
Global demand for copper metal is estimated by Wood Mackenzie, a commodity research consultancy, to have remained relatively similar to levels seen in 2018 growing only slightly in 2019 to reach an estimated 23.5 million tonnes. Demand improved slightly in Asia with Chinese copper cathode demand growth estimated to have increased by 0.8% over 2018 to 11.9 million tonnes, lower than initial projections at the beginning of the year. Demand growth in Europe came under pressure during the year, with demand falling 4.4%, while demand in North America was up only 0.8% despite domestic exchange stocks on the LME and the CME (Comex) falling 116,600 tonnes during the year.  Copper demand in South East Asia improved with several countries able to take advantage of the breakdown in US-China trade talks.   Demand was stronger in Indonesia, Vietnam and Malaysia during the year with the three countries growing a combined 14% or close to 100,000 tonnes over the previous year to a combined 786,000 tonnes.  India remained undersupplied due to the continued suspension during the year of one of its two domestic smelters, but was able to grow copper cathode demand by 2.5% on the year through imports from South East Asia and East Africa.  Copper scrap availability decreased in 2019 as global trade patterns continued to be disrupted by environmental restrictions and quotas on scrap imports into China. Scrap and unrefined copper imports into China, including blister and anode, were down 9% year-over-year to December 2019.
Wood Mackenzie estimates that global refined copper production grew 0.5% in 2019, while global refined copper demand remained unchanged from 2018. They are projecting that refined cathode production will increase 2.1% in 2020, reaching 24.0 million tonnes. Fundamentals for copper demand are expected to improve over the coming year. Wood Mackenzie forecasts that global copper cathode demand will increase by 1.8% in 2020, reaching 24.0 million tonnes, suggesting the refined copper market will be relatively balanced in 2020.
All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.
Teck Resources Limited 2019 Annual Information Form – Page 17

ZINC
We produce refined zinc through our metallurgical operations at Trail and zinc concentrates through our mining operations. Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia, is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.
Our principal markets for zinc concentrates are Asia and Europe. Zinc concentrates from our Red Dog mine in Alaska are moved via truck from the mine to our port where they are stored until the summer shipping season and then loaded onto ships to Asia and Europe.  Zinc concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru, and from there go by ship to customers in Asia and Europe.  In 2019 approximately 30% of zinc concentrate produced at Red Dog was sold to our metallurgical operations at Trail for treatment and refining. All of the production from our Pend Oreille mine in 2019 was trucked from the mine and sold to Trail.
The zinc business is cyclical. Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry. Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.  Zinc consumption is primarily tied to its use in the protection of steel against corrosion through galvanizing.  Galvanizing steel makes up close to 60% of global zinc demand, with almost half of zinc demand going into construction with about 20% each going into the transportation sector and infrastructure.   Zinc’s galvanic properties provide protection to steel to reduce the cost of corrosion, extend the service life of steel components and infrastructure, thus reducing the need to replace them.  Zinc is also an essential element for human health and can be used in fertilizers as a sustainable approach to increasing crop yields.   We compete with other producers of both zinc concentrates and refined zinc metal globally.
In 2019, global zinc mine production increased 3.1% according to Wood Mackenzie, with total production reaching 13.3 million tonnes. Wood Mackenzie expects global zinc mine production to grow to 14.0 million tonnes in 2020, largely attributable to several new mines that were ramping up in 2019, reaching full production in 2020.
Wood Mackenzie estimates that the global zinc metal market remained in deficit in 2019, recording a shortfall of 0.5 million tonnes. Global refined zinc demand was lower at 14.0 million tonnes, an estimated drop of 1.1% from 2018.
Wood Mackenzie estimates that global refined zinc production increased 1.9% in 2019, with refined production reaching 13.5 million tonnes. They also estimate that refined zinc production will see a 5.2% increase in 2020 over 2019 levels, to 14.2 million tonnes. With global metal demand forecast to grow 1.0%, metal demand will also reach 14.2 million tonnes, resulting in the expectation that the refined metal market will be relatively balanced in 2020.
All of our 2019 revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog or Pend Oreille that are sold to Trail) were derived from sales to third parties. We strive to differentiate our refined metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.  We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog and Antamina mines to customers in Asia and Europe.
Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog or Pend Oreille, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.
Teck Resources Limited 2019 Annual Information Form – Page 18

ENERGY
Our 21.3% share of Fort Hills bitumen production is transported on the Northern Courier Pipeline to the East Tank Farm (ETF) in Alberta. The ETF, owned by the Thebacha Limited Partnership and operated by an affiliate of Suncor, blends bitumen with diluent to meet pipeline viscosity specifications. The diluent is sourced by Teck at Edmonton and delivered to the ETF on the Norlite Pipeline.
Our proprietary blended bitumen is transported from the ETF on the Wood Buffalo Pipeline to Hardisty, Alberta, where it is marketed as Fort Hills Reduced Carbon Lifecycle Dilbit Blend, or FRB. Teck’s FRB blend is processed into finished products at refineries throughout North America.
Teck’s principal markets for our FRB are refinery operators throughout North America.  Our contracted tankage at Hardisty is connected to major export pipelines, including the Enbridge common carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline; it is also connected to a large unit train loading facility.  We sell approximately 80% of our FRB to a variety of customers at the Hardisty market hub and approximately 20% on the U.S. Gulf Coast.  We have entered into a long-term take-or-pay transportation agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to customers on the U.S. Gulf Coast. The balance of our production is either sold at Hardisty or shipped to customers via the Enbridge common carrier pipeline, or transported by rail if required.
Export pipeline capacity for Canadian crude oil versus overall supply was in deficit through 2019 and is expected to remain so through 2020 and beyond, until new export capacity is developed. Citing continued delays in the development of export pipeline capacity, the Government of Alberta has maintained its mandatory production curtailment to the end of December 2020, with the option to terminate earlier. Crude by rail capacity is expected to make up the shortfall until new export pipeline capacity is developed. Canadian crude-by-rail shipments increased throughout 2019 and are now forecast to exceed 400,000 barrels per day in 2020. Throughout 2019, we participated in the crude-by-rail initiative through an agreement to load 10,000 barrels per day of FRB blend onto customers’ railcars at Hardisty, and expect to continue to do so in 2020.
In support of future export pipeline expansions, we have entered into long-term transportation contracts on the proposed TransMountain and Keystone XL pipeline expansions which, if built, will deliver blended bitumen to Burnaby, British Columbia and the US Gulf Coast, respectively.
Prices for our blended bitumen are market based, and determined through a combination of global and Canadian benchmark indices. Like our other commodities, the oil price is cyclical and highly competitive. Blended bitumen prices are influenced by a combination of North American crude oil benchmark prices, including the New York Mercantile Exchange West Texas Intermediate (WTI), a light sweet crude oil. Canadian heavy crude oil of the kind we produce trades at a differential to WTI, and is known as Western Canadian Select or WCS. WCS is a widely-marketed crude grade with transparent market price references quoted at the Hardisty market hub in Canada and the U.S. Gulf Coast. The WCS discount to WTI varies over time depending on the supply and demand for heavy crude production and the markets available to producers of those products, which are in turn influenced by available pipelines and other transportation options.
WCS at Hardisty values were volatile in 2019 with differentials widening in the third and fourth quarter. The widening was the result of overall increased Canadian crude production relative to the first half of the year due to the reduction of the Government of Alberta’s mandated production curtailments, planned refinery maintenance and an unplanned outage of the Keystone pipeline.  The impact of these wider differentials at Hardisty to our sales values is somewhat mitigated by our sales into the U.S. Gulf Coast market.
Teck Resources Limited 2019 Annual Information Form – Page 19

Individual Operations
STEELMAKING COAL
Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licences, which are subject to leasing and licensing fees.  Coal licenses are renewed annually on their anniversary date; coal leases are typically held for thirty-year terms and are renewed accordingly. In the past, renewals of these licences and leases have generally been granted, although there can be no assurance that this will continue in the future.
Four of Teck’s five operating steelmaking coal mines are in British Columbia and are therefore subject to the B.C. Mineral Tax which is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. The Alberta Coal Royalty, which is assessed on a similar basis, at rates of 1% and 13%, apply to the Cardinal River mine in Alberta.
All of Teck’s coal mines are conventional open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year. Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities. Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes. All of the mines are accessed by two-lane all-weather roads that connect to public highways. All the mines operate under permits granted by provincial and/or federal regulatory authorities. Each of our B.C. mines will require additional permits as they progress through their long-term mine plans; whereas mining at our Cardinal River operations in Alberta is expected to conclude in the second half of 2020. The issuance of certain permits for mine life extensions may depend on a number of factors including our ability to meet the water quality targets set out in the Elk Valley Water Quality Plan, as discussed below. All permits necessary for the current operations of the mines are in hand and in good standing. Annual infill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.
Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas-fired dryers for drying. Processed coal is conveyed to clean coal silos or other storage facilities for intermediate storage and load-out to railcars.
Our 2019 production of 25.7 million tonnes was a slight decrease of 500,000 tonnes from 2018, primarily due to logistics chain issues, combined with mining challenges experienced at Cardinal River and Fording River operations.  As planned, our Coal Mountain operations transitioned to closure in the second quarter of 2019; however, we have offset the loss of production from Coal Mountain through higher production and improved processing at our other Elk Valley operations. In May 2019 we announced that we will not proceed with the MacKenzie Redcap extension at our Cardinal River operations, which are expected to close in the second half of 2020 and then transition to care and maintenance.
Steelmaking coal production in 2020 is expected to be between 23.0 and 25.0 million tonnes. The business unit will continue to evaluate raw coal processing opportunities through the latent production capacity of Elk Valley processing plants.  As in prior years, annual production volumes can be adjusted to reflect market demand for our products, subject to adequate rail and port service.
Teck Resources Limited 2019 Annual Information Form – Page 20

Elk Valley Water Quality Management
We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan), an area-based management plan that was approved in 2014 by the British Columbia Minister of Environment. The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2019, the B.C. Government endorsed the use of our Saturated Rock Fill (SRF) technology and we have received approval to construct an expansion of SRF water treatment capacity at Elkview Operations. Elkview Operations’ SRF has been successfully operating since January 2018, treating up to 10 million litres per day and achieving near-complete removal of nitrate and selenium from mine-impacted waters.
To the end of 2019, we have spent approximately $437 million on the implementation of the Elk Valley Water Quality Plan, including construction of the first active water treatment facility (AWTF) at our Line Creek Operations, treating up to 7.5 million litres per day. Our second AWTF, at our Fording River Operations, with an expected capacity of 20 million litres per day, is under construction and scheduled to be completed in the fourth quarter of 2020.  We have commenced construction of Elkview SRF Phase 2, which has a projected completion date in the fourth quarter of 2020, and, in conjunction with Phase 1, is expected to treat up to an additional 20 million litres per day.  By the end of the fourth quarter 2020, we expect to have the capacity to treat up to 47.5 million litres per day.
Capital spending in 2020 on water treatment is expected to be approximately $290 million.  The majority of the planned spend relates to the completion of our Fording AWTF and Elkview Phase 2 SRF.  In addition, we continue to invest in various innovative technical solutions to address water quality issues.  Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.
Over the following four years, from 2021 to 2024, we plan to invest an additional $350 to $400 million of capital to further increase water treatment capacity to 90 million litres per day by the end of 2024.  In addition, during the same period we plan to spend approximately $85 million in capital on source control and calcite management, and approximately $90 million on tributary-specific treatment.  Following the completion of both the Elkview SRF Phase 2 and the AWTF at Fording River Operations in 2020, the plan includes the construction of 30 million litres per day of additional SRF capacity at the north end of the Elk Valley and 12.5 million litres per day at our Line Creek Operations.  The first phase of our next SRF at the north end of the Elk Valley is designed to treat 15 million litres per day and completion is expected in the first quarter of 2021.
Operating costs associated with water treatment are projected to increase gradually over the long-term to approximately $3 per tonne as additional AWTFs and SRFs become operational.  After 2024, ongoing capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.
All of the foregoing estimates are uncertain. Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs.  Implementation of this plan will require additional operating permits.  We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal
Teck Resources Limited 2019 Annual Information Form – Page 21

unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management or that could materially affect our ability to permit mine life extensions in new mining areas.
Fish census data obtained in late 2019 showed unexpected and substantial reductions in populations of westslope cutthroat trout in certain mine-affected waters in the Elk Valley.  The causes of the reductions are unclear and substantial technical effort is underway to determine whether the reductions are associated with water quality issues, flow conditions and habitat availability, or predation or other natural causes, and to develop a response plan.  Until the results of this additional work are available, and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.
Inability to meet targets in the Plan or new information regarding environment inputs could adversely affect our ability to extend mining operations into new areas. See “Risk Factors — We face risks associated with the issuance and renewal of permits”, “Risk Factors - Failure to comply with environmental, health and safety laws may have a material adverse effect on our operations and projects” and “Risk Factors — Changes in environmental, health and safety laws may have a material adverse effect on our operations” for a further discussion of permitting and water quality management risks.
During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the Provincial government, which references the Plan. If Federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters. We expect that discussions with respect to the draft charges will continue through the first quarter of 2020.  It is not possible at this time to fully assess the viability of our potential defences to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.  See “Risk Factors - We are subject to legal proceedings, the outcome of which may affect our business” for a further discussion of risks associated with this issue.
Coal Transportation
Most of the coal produced at the mines in the Elk Valley region of British Columbia and at the Cardinal River mine in west-central Alberta is shipped to west coast ports in British Columbia.
Westbound rail service from the mines located in the Elk Valley is currently provided by Canadian Pacific Railway Company (CPR) pursuant to a 10-year agreement that expires in 2021. CPR transports a portion of these westbound shipments to Kamloops, B.C., and interchanges the trains with Canadian National Railway Company (CN) for further transportation to the west coast. CN also provides rail service from the Cardinal River mine to the west coast.
In December 2019, we entered into a new long-term agreement with CN for shipping steelmaking coal from our four B.C. operations between Kamloops and Neptune Bulk Terminals and other west coast ports, including Ridley Terminals Inc.  The agreement runs from April 2021 to December 2026 and will enable us to increase shipment volumes significantly through an expanded Neptune Bulk Terminals.  The agreement also provides for investments by CN of more than $125 million to enhance rail infrastructure and support shipment volumes to Neptune Bulk Terminals and Ridley Terminals Inc.
Teck Resources Limited 2019 Annual Information Form – Page 22

Teck exports its seaborne coal primarily through three west coast terminals (Westshore, Neptune and Ridley). Westshore Terminals provides ship-loading services at Roberts Bank, British Columbia, and in 2019 provided services for approximately two-thirds of Teck’s coal shipments. Our contract with Westshore Terminals currently provides us with 19 million tonnes of annual capacity through to March 2021, and our current agreement with Ridley Terminals near Prince Rupert provides for steelmaking coal shipments from our Cardinal River Operations in Alberta and surge capacity to manage interruptions throughout the supply chain.  In January 2020, we announced an expanded commercial agreement with Ridley Terminals for shipments of steelmaking coal from Teck’s B.C. operations.  The agreement runs from January 2021 to December 2027 and increases contracted capacity from 3 million to 6 million tonnes per annum with an option for Teck to extend up to 9 million tonnes per annum.
Neptune Bulk Terminals, in which we have a 46% ownership interest, provides ship-loading services for steelmaking coal shipments loaded on a cost-of-service basis.  Coal capacity at Neptune is exclusive to Teck and is currently 12.5 million tonnes per annum.  Construction work to upgrade Neptune’s operational coal capacity commenced in 2018.  These upgrades are expected to increase operational coal capacity and improve our capability to meet our delivery commitments to our customers while lowering our overall logistics costs.
In order to match port capacity with reduced production and improve productivity and safety during the upgrade project, we intend to suspend operations at Neptune Bulk Terminals for five months beginning in the second quarter.  These upgrades are expected to be completed in the first quarter of 2021 and we are evaluating opportunities to gradually increase port capacity earlier.  There is a risk that if completion is delayed, we may limit our production and sales temporarily on the expiry of our contract with Westshore Terminals in March 2021.
A small portion of the coal produced at the mines in the Elk Valley is transported by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and by direct rail to the United States. CPR transports the United States shipments directly or via the Burlington Northern Santa Fe railway, in which case CPR transports the coal from Elk Valley to Coutts, Alberta, and then interchanges the trains with the Burlington Northern Santa Fe for further transport to the United States. Rail shipments destined for Thunder Bay and the United States are transported under rail agreements.
Property Description
In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group. The Mist Mountain sediments were involved in the mountain-building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres. The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high-angle normal faults. This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.
The following sections cover details for each of our operating steelmaking coal mines and potential steelmaking coal projects. For the operating mines, the remaining reserve life is calculated by dividing remaining reserves by current annual production rates. As mine plans and capacities change, these reserve lives will also change. Because each mine covers a substantial lease area, the development required for accessing the reserves can be substantial, and can involve a range of expenditures in terms of pit access and development and infrastructure to support the development. The reserve lives also assume that the required permits for life extensions will be obtained in a timely fashion to maintain production continuity, as has been the case in previous years.
Teck Resources Limited 2019 Annual Information Form – Page 23

Fording River Mine, B.C., Canada
The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine site consists of approximately 23,000 hectares of coal lands, including four operating surface coal pits along with several areas planned for surface mine development held under multiple contiguous coal leases and licences.  The leases and licences relating to Fording River are held by Teck Coal.  Teck Coal also controls the surface and subsurface rights to the properties that are in operation and those that are planned for development.
Coal mined at Fording River is primarily steelmaking coal, although lesser quantities of lower-grade hard coking coal are also produced.  The current annual production capacities of the mine and preparation plant are approximately 9.0 million and 9.5 million tonnes of clean coal, respectively.
Fording River’s reserve areas include Eagle Mountain, Swift, Turnbull, and Castle Mountain.  Approximately half of the current production is derived from the Eagle Mountain pit area with the other half produced from the Swift pit area.  Proven and probable reserves at Fording River are projected to support mining for a further 29 years.  Work is ongoing to upgrade Castle inferred resources to reserve status and further extend the mine life.  Approximately 1,100 hectares of the coal lands associated with the Swift region may be developed and mined under the Greenhills mine plan.  The reserves associated with that area have been removed from the Fording River mine plan, as reflected in the life of mine estimate above.
In 2019, 79 reverse circulation drillholes, totalling approximately 19.1 kilometres, were drilled in the Lake, Swift and Eagle active pit areas.  In addition, 35 holes, totalling 18.8 kilometres, were drilled on Castle Mountain mine development area. Of the 35 holes on Castle, 27 were reverse circulation drillholes and the remaining 8 were diamond drillholes.  Bulk samples from two coal seams on Castle were obtained via large diameter (9 inch) coring; this method provides sufficient sample for pilot scale washing and carbonization in a 350kg moveable wall Carbolite pilot scale coke oven.  Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals. Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes.  Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability.  Retrieval of coal samples from diamond drill core is completed occasionally, depending on the drillhole location.
To improve operational efficiency, raw coal from Greenhills may be processed at the Fording River plant.
2020 projected capital costs for Fording River are approximately $88 million. The major components of the projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	56
Major Enhancement	32

Teck Resources Limited 2019 Annual Information Form – Page 24

2020 projected cash operating costs for Fording River are approximately $587 million. The major components of the projected cash operating costs are:
Component	Approximate projected cost ($/million)
Labour	254
Supplies	256
Energy	142
Other (including general & administrative, inventory changes)	46
Less amounts associated with projected capitalized stripping	(111)
Total	587
The cash operating costs presented above do not include transportation or royalties.
Elkview Mine, B.C., Canada
Teck Coal has a 95% partnership interest in the Elkview Mine. The remaining 5% is indirectly held equally by Nippon Steel & Sumitomo Metal Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005. The Elkview mine is an open pit coal mine located approximately 3 kilometres east of Sparwood in southeastern British Columbia. The mine site consists of approximately 27,100 hectares of coal lands.
The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower-grade hard coking coal are also produced. The current annual production capacity of the mine and preparation plant (on a 100% basis) is approximately 7.4 million tonnes of clean coal.  Work is underway to increase production capacity of the mine and preparation plant to 9.0 million tonnes of clean coal in order to offset production losses from the closure of Coal Mountain and Cardinal River operations.
In 2019, 27 reverse circulation drillholes, totalling approximately 5.4 kilometres, were drilled in the Baldy and Natal pit areas.  In addition, five holes, totalling 2.0 kilometres, were drilled on Adit Ridge mine development area.  Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals.  Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes.  Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability.
Proven and probable reserves at Elkview are projected to support mining for a further 36 years.
2020 projected capital costs for Elkview are approximately $160 million. The major components of the projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	67
Major Enhancement	93

Teck Resources Limited 2019 Annual Information Form – Page 25

2020 projected cash operating costs for Elkview are approximately $427 million. The major components of the projected cash operating costs are:
Component	Approximate projected cost ($/million)
Labour	194
Supplies	197
Energy	88
Other (including general & administrative, inventory changes)	67
Less amounts associated with projected capitalized stripping	(119)
Total	427
The cash operating costs presented above do not include transportation or royalties.
Greenhills Mine, B.C., Canada
Greenhills is operated under a joint venture agreement among Teck Coal, POSCO Canada Limited (POSCAN) and POSCAN’s parent, POSCO. Pursuant to the joint venture agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest. Teck Coal and POSCAN own the mine equipment and preparation plant in proportion to their respective joint venture interests. Under the joint venture agreement, Teck Coal is the manager and operator of Greenhills and takes 80% of all coal produced at Greenhills. POSCAN takes the remaining 20% and pays a quarterly royalty based on the price achieved for Greenhills coal sales.
Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests. POSCAN, pursuant to a property rights grant, has a right to 20% of all coal mined from certain defined lands at Greenhills until the end of the operational phase of the joint venture; POSCAN pays Teck a royalty for access to other coal reserves owned by Teck that are processed by Greenhills equipment and facilities. The joint venture agreement provides for a review of the terms of the agreement in 2022 and, in the event the parties disagree on the continuation of the terms of the agreement, the operational phase will come to an end. Pursuant to a 2018 review of the joint venture agreement, on February 11, 2019, we agreed with POSCAN to substantially increase the royalty paid by POSCAN in respect of its 20% share of production.  The amount paid by POSCAN in respect of the royalty increased by approximately $74 million, from $21 million in 2018 to $95 million for 2019.
The Greenhills mine is located 8 kilometres northeast of the community of Elkford, in southeastern British Columbia. The mine site consists of approximately 11,800 hectares of coal lands.  In addition, the current life of mine plan contemplates that Greenhills may develop and mine an area of approximately 1,100 hectares associated with Fording River’s Swift region. The reserves associated with that area are reflected in Greenhills’ reserves and the life of mine estimates below. Coal mined at Greenhills is primarily steelmaking coal, although lesser quantities of lower-grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.9 million and 5.4 million tonnes of clean coal, respectively.
To improve operational efficiency, raw coal from Greenhills may be processed at the Fording River plant.
Teck Resources Limited 2019 Annual Information Form – Page 26

Current production is derived primarily from the Cougar pit area. Proven and probable reserves at Greenhills are projected to support mining for a further 50 years or less depending on the extent of Greenhills’ raw coal processed at Fording River.
In 2019, eight reverse circulation drillholes, totalling approximately 2.2 kilometres, and 11 diamond drillholes, totalling 3.2 kilometres, were drilled in the Phase 4 and 7 active pit areas.  In addition, eight reverse circulation drillholes, totalling 3.0 kilometres, were drilled in the Phase 5 mine development area.  A bulk sample from one coal seam in Phase 8 was obtained via large diameter (9 inch) coring; this method provides sufficient sample for pilot scale washing and carbonization in a 350kg moveable wall Carbolite pilot scale coke oven. Downhole geophysical logs of all drillholes were utilized to identify coal seam intercepts and validate sample intervals.  Coal samples are obtained on 0.5 metre intervals from all reverse circulation drillholes.  Intervals are then composited by seam to produce representative seam samples for further analysis and simulated washability. Retrieval of coal samples from diamond drill core is completed occasionally, depending on the drillhole location.
Our 80% share of 2020 projected capital costs for Greenhills is approximately $33 million. The major components of our share of projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	22
Major Enhancement	11
Our 80% share of 2020 projected cash operating costs for Greenhills is approximately $275 million. The major components of our share of projected cash operating costs are:
Component	Approximate projected cost ($/million)
Labour	108
Supplies	115
Energy	60
Other (including general & administrative, inventory changes)	46
Less amounts associated with projected capitalized stripping	(54)
Total	275
The cash operating costs presented above do not include transportation or royalties.

Teck Resources Limited 2019 Annual Information Form – Page 27

Line Creek Mine, B.C., Canada
The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and thermal coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.
Bargaining continues with the International Union of Operating Engineers, Local 115 at Line Creek, whose collective agreement expired on May 31, 2019.
The current annual production capacity of the mine and preparation plant is approximately 4.0 million tonnes of clean coal. Proven and probable reserves at Line Creek are projected to support mining for a further 15 years.
Cardinal River Mine, Alberta, Canada
The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retained a net revenue royalty of 2.5% based on any coal mined from the Cheviot pit and certain other former Luscar properties. The Cardinal River mine property consists of approximately 15,300 hectares of coal lands.
Coal mined at Cardinal River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 2.0 million and 3.5 million tonnes of clean coal, respectively.
In 2019, Teck decided not to proceed with the Cardinal River Operations MacKenzie Redcap extension.  Mining is expected to conclude at Cardinal River in the second half of 2020.
Quintette Coal Project, B.C., Canada
Our Quintette mine in northeastern British Columbia has been closed since 2000 and remains on care and maintenance.
Coal Mountain Mine, B.C., Canada
Our Coal Mountain mine in southeastern British Columbia transitioned to care and maintenance in the second quarter of 2019.
Other Coal Projects, B.C., Canada
Other coal properties include Mt. Duke (92.6% interest) south of Tumbler Ridge, B.C., Elco (75% interest) at the north end of the Elk Valley, and the Coal Mountain Phase II Property (100% interest) situated between Elkview and the recently closed Coal Mountain Operations.
Teck Resources Limited 2019 Annual Information Form – Page 28

COPPER
Copper Operations
Highland Valley Copper Mine, Canada (Copper)
We hold a 100% interest in the Highland Valley Copper mine located near Kamloops, British Columbia through our wholly owned subsidiary Teck Highland Valley Copper Partnership (HVC).
Highland Valley’s primary product is copper concentrate; it also produces molybdenum in concentrate.  The property comprising the Highland Valley Copper mine covers a surface area of approximately 34,000 hectares and is held pursuant to various mineral leases, mineral claims and Crown grants.  Mineral claims are renewed annually or as required based on the amount of exploration related expenses applied on a given claim which can extend the claim renewal requirements by several years at a time.  Mineral leases are typically held for twenty or thirty-year terms and are renewed accordingly. In the past, renewals of these licences and leases have generally been granted, although there can be no assurance that this will continue in the future.  Crown grants are held indefinitely and are subject to annual taxes.
The Highland Valley Copper mine is located adjacent to Highway 97C connecting Merritt, Logan Lake and Ashcroft, British Columbia. Access to the mine is from a 1-kilometre access road from Highway 97C. The mine is approximately 50 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by BC Hydro through a 138-kilovolt line which terminates at the Trans-Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek and Merritt.
The mine is an open pit operation. The processing plant, which uses autogenous and semi‑autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process up to 145,000 tonnes of ore per day, depending on ore hardness. Water from mill operations is collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.
An autonomous haulage pilot project was successfully started during the second half of 2018 in the Lornex pit, with nine autonomous haulage trucks now fully operational. A $73 million project to install an additional ball mill to increase grinding circuit capacity was completed in May 2019, with commissioning and ramp-up continuing into the first quarter of 2020.
Concentrates from the operation are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia. The price of copper concentrate under these long-term sales agreements is based on LME prices during quotation periods determined with reference to the time of delivery, with treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold to third-party roasters on market terms.
Ore is currently mined from the Valley, Lornex and Highmont pits. The pits are located in the Guichon batholith, which hosts all of the orebodies located in the area. The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the batholith. These rocks are medium-to-coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were
Teck Resources Limited 2019 Annual Information Form – Page 29

introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre‑mineral porphyry and aplite dykes intrude the host rocks of the deposit.
The Lornex orebody occurs in skeena quartz diorite host rock, intruded by younger pre‑mineral quartz porphyry and aplite dykes. The skeena quartz diorite is an intermediate phase of the Guichon batholith and is generally a medium-to-coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.
The Highmont deposit is entirely hosted within the Skeena granodiorite and the Gnawed Mountain Composite Dyke (GMCD) that has traditionally been described as a multiphase intrusion. The Bethsaida phase of the batholith occurs 750 metres southwest of the deposit with historical logged intercepts of Bethsaida within the deposit interpreted to be phases of the GMCD. The lithology of dykes in Highmont is less well constrained than the Valley-Lornex deposit. Copper mineralization occurs dominantly as chalcopyrite or bornite within quartz and white mica veins and to a lesser degree as breccia infill. The generalized sulphide distribution indicates a roughly concentric distribution of bornite-chalcopyrite and pyrite centered in the east of the deposit and extending northwest along the contacts of the GMCD.
Since 2015, additional drilling and engineering studies have been conducted to define resources near the existing Valley, Lornex and Highmont pits, and to examine other options to optimize and extend production past the current mine life. These activities have focused on evaluating the viability of a substantial expansion of the Valley and Highmont pits.
In 2019, nine diamond drillholes, totalling approximately 1,900 metres, were drilled in the Lornex pit area to further refine geoscience and resource models; 33 diamond drill holes, totaling approximately 8,000 meters, were drilled in the Valley pit to support geotechnical assessment and modeling of the Valley Tertiary basin and five holes, totalling 1,200 metres, were drilled near the pits and in the surrounding district to condemnate future planned waste dump areas.  Quick logs and assay results of these holes indicate no material impacts on the quantity or grade of reserves and resources. Diamond drill core is split in halves using core saws and sampled in two-metre intervals (HQ diameter core). One half is sent to an independent, off-site laboratory for analysis and the other is retained for future reference. Field duplicates and external umpire checks of approximately 5% of pulp samples are elements of the Highland Valley quality assurance/quality control program procedures.
Highland Valley Copper’s 2019 copper production was 121,300 tonnes, compared to 100,800 tonnes in 2018 and 92,800 tonnes in 2017. The increase in 2019 was primarily due to higher copper grades and improved mill recoveries.  Molybdenum production was 24% lower in 2019 at 6.6 million pounds, compared to 8.7 million pounds in 2018, primarily due to lower molybdenum grades and recovery, as anticipated in the mine plan.
Copper production is expected to continue to increase in 2020 due to higher recoveries from improving ore characteristics, the realization of additional throughput and recovery benefits from the implementation of mill analytics as part of our RACE21TM innovation-driven business transformation program and continued ramp up of the additional D3 ball mill.
Copper production in 2020 is anticipated to be between 133,000 and 138,000 tonnes, with lower production in the first half of 2020. Annual copper production from 2021 to 2023 is expected to be between 155,000 and 165,000 tonnes per year.  Copper production is anticipated to average about 150,000 tonnes per year after 2023, through to the end of the current mine plan in 2027.
Teck Resources Limited 2019 Annual Information Form – Page 30

Molybdenum production in 2020 is expected to be between 4.5 and 5.5 million pounds contained in concentrate, with annual production expected to be between 3.5 and 5.0 million pounds per year afterwards.  We continue to advance studies to assess the potential economic viability of extending the Highland Valley Copper mine life to 2040.
The Highland Valley copper mine is subject to the B.C. Mineral Tax which is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. A minimum tax of 2% applies to operating cash flows, as defined by the regulations. A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.
2020 projected capital costs for Highland Valley are approximately $74 million. The major components of the projected capital costs are:
Component	Approximate projected cost ($/million)
Sustaining	52
Major Enhancement	22
2020 projected aggregate cash operating costs for Highland Valley are approximately $543 million. The major components of the projected cash operating costs are:
Component	Approximate projected cost ($/million)
Labour	258
Supplies	217
Energy	114
Other (including general & administrative, inventory changes)	65
Less amounts associated with projected capitalized stripping	(111)
Total	543
The cash operating costs presented above do not include transportation or royalties.
Antamina Mine, Peru (Copper, Zinc)
We indirectly own 22.5% of the Antamina copper/zinc mine in Peru, with the balance held indirectly by BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (CMA), the Peruvian company that owns and operates the project. Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.
The Antamina property consists of numerous mining concessions and mining claims covering an area of approximately 82,200 hectares and an area of approximately 15,000 hectares of surface rights. These rights concessions and claims can be held indefinitely, contingent upon the payment of annual licence fees and provision of certain production and investment information. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way for the 302-kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.
The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western
Teck Resources Limited 2019 Annual Information Form – Page 31

Cordillera in the upper part of the Rio Marañon basin. Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.
The mine is an open pit, truck-and-shovel operation. The ore is crushed within the pit and conveyed through a 2.7-kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on ore hardness. A 302-kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries worldwide.
The mine is accessible via an access road maintained by CMA. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.
The Antamina polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.
In 2019, a total of 95 drillholes were completed within the Antamina pit, for a total of approximately 41,334 metres.  This included 44 conventional infill holes totalling approximately 15,328 metres, 16 primary infill holes totalling approximately 5,512 metres, 32 branch infill holes totalling approximately 17,674 metres and three conventional deep holes totalling approximately 2,820 metres. Quick logs and assay results of these holes indicate no material impacts on the quantity or grade of reserves and resources.  For diamond core, three-metre samples of half core (HQ or NQ) are collected and prepared for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 20% of quality-control samples, comprising reference materials, duplicates and blanks, as well as samples for external control at a secondary laboratory. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.
Antamina’s copper production (100% basis) in 2019 was 448,500 tonnes, compared to 446,100 tonnes in 2018 as a result of slightly higher copper grades offset by slightly lower recoveries. Zinc production (100% basis) was 303,300 tonnes in 2019, a decrease from 409,300 tonnes produced in 2018, due to mining a lower proportion of copper-zinc ore versus copper ore as a result of mine sequencing as well as lower zinc grades.  In 2019, molybdenum production (100% basis) was 7.8 million pounds, which was 24% lower than 2018.
Our 22.5% share of 2020 production at Antamina is expected to be in the range of 88,000 to 92,000 tonnes of copper, 100,000 to 105,000 tonnes of zinc and approximately 2.0 million pounds of molybdenum in concentrate.  Our share of copper production is expected to average 90,000 tonnes
Teck Resources Limited 2019 Annual Information Form – Page 32

per year from 2021 to 2023.  Our share of zinc production is expected to be between 90,000 and 100,000 tonnes per year from 2021 to 2023, although annual production will fluctuate due to feed grades and the amount of copper-zinc ore processed. Our share of annual molybdenum production is expected to be between 2.0 and 3.0 million pounds per year between 2021 and 2023.
CMA has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates. Under a long-term streaming agreement with FN Holdings ULC (FNH), a subsidiary of Franco-Nevada Corporation, Teck has agreed to deliver silver to FNH equivalent to 22.5% of the payable silver sold by CMA. FNH made a payment of US$610 million on closing of the arrangement in 2015 and will pay 5% of the spot price at the time of delivery for each ounce of silver delivered under the agreement, in addition to an upfront acquisition price paid in a previous year. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third.  A total of 15.2 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2019.  The streaming agreement restricts distributions from Teck Base Metals, our subsidiary that holds our 22.5% interest in CMA, to the extent of unpaid amounts under the agreement if there is an event of default under the streaming agreement or an insolvency of Teck. Compañía Minera Antamina S.A., which owns and operates Antamina, is not a party to the agreement and operations will not be affected by it.
In June 2019, CMA signed a new three-year collective agreement which will expire on July 31, 2021.
In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty, which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.
Based on current designed tailings storage capacity, the mine life is expected to continue until 2028. CMA is currently conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions.  Any mine life extension will require a modification of Antamina’s current Environmental Impact Assessment certificate, a process which began in October 2019 with the submission of the study area and common terms of reference to Peruvian regulators for a mine life extension to 2036.  A decision in respect of the requested modification is anticipated in 2022.
Our 22.5% share of 2020 projected capital costs for Antamina is approximately US$98 million. The major components of the projected capital costs are:
Component	Approximate projected cost (US$/million)
Sustaining	78
Major Enhancement	20

Teck Resources Limited 2019 Annual Information Form – Page 33

Our 22.5% share of 2020 projected cash operating costs for Antamina is approximately US$181 million. The major components of the projected cash operating costs are:
Component	Approximate projected cost (US$/million)
Labour	82
Supplies	91
Energy	49
Other (including general & administrative, inventory changes)	16
Less amounts associated with projected capitalized stripping	(57)
Total	181
The cash operating costs presented above do not include transportation or royalties.
Quebrada Blanca Mine, Chile (Copper)
The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (QBSA).  On March 29, 2019, we closed a transaction whereby Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation collectively (SMM/SC) subscribed for a 30% indirect interest in QBSA. SMM/SC contributed $1.3 billion (US$966 million) to QBSA on closing of the transaction and a further $444 million (US$336 million) over the remainder of 2019. As of December 31, 2019, Teck holds a 60% interest in QBSA (66.67% of the Series A shares); SMM/SC collectively hold a 30% interest in QBSA (33.33% of the Series A shares) and Empresa Nacional de Minería (ENAMI), a Chilean government entity, holds a 10% carried interest (100% of the Series B shares), which does not require ENAMI to fund capital spending.
QBSA owns the exploitation and/or exploration rights in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights. There are currently 119,587 hectares of mining rights incorporating exploitation and exploration mining concessions held in the name of QBSA.  The exploitation mining concessions have no expiry date. In addition, QBSA holds surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.
The Quebrada Blanca property is located in the Tarapacá Region of northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile. The Quebrada Blanca property is located approximately 4,400 metres above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs. Access to the mine site is via road from Iquique. Mine personnel are based in a camp facility, and the majority commute from large population centres, including Iquique and Santiago.
Previously mined for its surficial supergene mineralization, the Quebrada Blanca Cu-Mo sulfide deposit is characterized by a series of Eocene-Oligocene aged intrusions, hydrothermal breccias and vein-related mineralization over an area of ~5 x 3 km and controlled primarily by a north-east oriented structures. Alteration associated with the emplacement of the porphyritic and related intrusions includes chalcopyrite- and bornite-related veins, disseminations, and cement fill associated with potassic alteration. A large, vertically zoned hydrothermal breccia developed in associated with the potassic event. This breccia has biotite, biotite-magnetite, chalcopyrite and
Teck Resources Limited 2019 Annual Information Form – Page 34

locally bornite preserved at depth, whilst at shallower levels it transitions to a tourmaline-rich breccia with pyrite and chalcopyrite. A series of quartz-molybdenite veins are commonly associated with the biotite-magnetite breccia on the east side of the deposit. A subsequent chalcopyrite and molybdenite event cuts across the system and is characterized by grey-green sericite and quartz veins. This type of transitional alteration is best-preserved in the western part of the deposit. A late quartz-sericite-pyrite assemblage cuts the copper-bearing stages, and is strongly controlled by northwest-oriented structures. This phyllic event also occurs along northeast-oriented structures, which were a key control in the location of the supergene mineralization at surface.
The Quebrada Blanca orebody occurs within a 2-kilometre by 5-kilometre quartz monzonite intrusive stock. Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone. Irregular transition zones, with locally faulted contacts separate the higher and lower-grade supergene/dump leach ores from the leached cap and hypogene zones.
In 2019, we signed a new 36-month agreement with Quebrada Blanca Union 1.
Taxes payable in Chile that affect the operation include the Chilean Specific Mining Tax, which applies to operating margin based on a progressive sliding scale from 5% to 14%. QBSA is also subject to federal income tax in Chile.
Quebrada Blanca Operations
Quebrada Blanca is an open pit mine that produces ore that, since the first quarter of 2017, has been sent directly to the dump leach circuit. Copper-bearing solutions are collected from the dump leach pads for processing in an SX-EW plant that produces copper cathode. Mining operations ceased in the fourth quarter of 2018 as the supergene ore was exhausted and mining equipment and personnel have been redeployed to the QB2 project.  The existing operation is now focused on leaching the dump material and secondary extraction. Copper cathode production is expected to continue through 2020. Copper cathode is trucked to Iquique for shipment to purchasers.
The majority of copper cathode produced at Quebrada Blanca is sold under annual contracts to metal consumers and metal trading companies. The remaining copper cathode is sold on the spot market. The price of copper cathodes is based on LME prices plus a premium based on market conditions.
Quebrada Blanca operations produced 21,100 tonnes of copper cathode in 2019, compared to 25,500 tonnes in 2018. Cathode production is expected to continue until late 2020 at declining production rates.  We expect production of approximately 7,000 to 8,000 tonnes of copper cathode in 2020.
Quebrada Blanca Phase 2
As previously outlined, Quebrada Blanca Phase 2 (QB2) is expected to extend the life of the existing mine as a large-scale concentrate-producing operation.
The project was approved for full construction in December 2018. In the fourth quarter of 2019, we closed the US$2.5 billion limited recourse project financing to fund the development of QB2.  With funding from the project financing and the partnering transaction with SMM/SC, our next contributions to project capital are not expected until early 2021.
There are currently over 7,500 people actively working across the six major construction areas on the project, with all major contractors progressing in the field. With earthworks and concrete well advanced the project has commenced steel erection and the placement of mechanical equipment,
Teck Resources Limited 2019 Annual Information Form – Page 35

including the first grinding mill. In addition, construction of the tailings dam facility and pipelines is progressing.  Although the project continues to target first production in the fourth quarter of 2021 with ramp-up to full production expected during 2022, there has been delays in the schedule primarily due to permitting and social unrest in Chile, which will also affect cost.  A new baseline schedule is being developed in conjunction with an updated capital cost estimate for the first quarter of 2020.
Mining operations will continue to use open pit methods and conventional truck-and-shovel operations. The production fleet will be a combination of the existing traditional trucks and autonomous trucks, eventually transitioning to fully autonomous fleet as the traditional trucks reach the end of their useful life.  From an operational standpoint, QB2 represents a continuation of the existing supergene mining activities; however, there are significant differences between the two mining operations, such as the significant increase in the ultimate pit depth, the change in mineralization type from enriched supergene to hypogene, and the proposed increase to the mining extraction rate.
The project scope includes the construction of a 143,000 tonne per day concentrator and related facilities, which will be connected to a new port and desalination plant by 165 kilometre concentrate and desalinated water pipelines. An additional access road, known as the A-97 bypass, will be constructed from the A-97B highway to the mine. In addition, there will be construction of a new overhead high voltage electric power transmission line. The primary crushing facility will contain a single primary crusher with a double-sided dump pocket for dumping ore from the mine haulage trucks. The coarse ore conveyor facility will consist of two overland conveyors to transport the crushed ore from the primary crusher to the coarse ore stockpile. The coarse ore stockpile will have a live capacity of 80,000 tonnes, and an overall 270,000 tonne capacity. The concentrator facility will contain two semi-autogenous grinding mills and four ball mills, cyclone feed pumps, and cyclone clusters.
On a 100% basis, average annual production capacity is expected to be 316,000 tonnes of copper equivalent per year for the first full five years of mine life.
QBSA has signed a number of power purchase agreements for electric power supply for QB2. There are three primary power purchase agreements for QB2 with staggered supply dates. Each of these agreements imposes a take-or-pay obligation on QBSA, under which QBSA is required to pay for the contracted power regardless of whether it is required in the operations. Supply from the first contract commenced in the fourth quarter of 2016 and the other supply dates commenced in early 2018. QBSA’s obligations under the power purchase agreements are guaranteed by Teck until QB2 enters production.
The aggregate fixed commitment of the current three primary power supply agreements is approximately US$6.9 million per month, determined as of December 31, 2019. QBSA is taking steps to manage its exposure, and may sell power at spot market rates or under contract to offset its exposure under these take-or-pay contracts until power is required for the QB2 project. Based on current spot market rates, current mitigation efforts and QBSA’s projected power consumption, its net estimated aggregate monthly exposure under its power arrangements is anticipated to be in the range of US$5.5 to US$7.0 million in 2020.  Teck has agreed to cover SMM/SC’s share of the cost of power under these existing power purchase agreements in excess of QBSA’s actual needs until the earlier of the start-up of the first grinding line in the mill or September 30, 2022.
In February 2020, QBSA entered into long-term arrangements with AES Gener S.A., to enable QBSA to transition to renewable energy for approximately half of the power required for the operation of QB2.
Teck Resources Limited 2019 Annual Information Form – Page 36

In 2019, 28 diamond drillholes were completed within the Quebrada Blanca deposit for a total of approximately 20.6 kilometers. Assay results from these holes have had no impact on the quantity or grade of reserves, nor have they materially impacted the grade of the resource; however, these drillholes have increased the resource volume for Quebrada Blanca - Mill.  See “Mineral Reserves and Resources” for details. For diamond core, 2-metre samples of half core are taken and crushed for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 15% of quality-assurance/quality-control samples, comprising reference materials, duplicates and blanks.  An additional 5% of sample pulps are assayed in a second laboratory for cross-checks.  The reference materials consist of matrix-matched material from Quebrada Blanca, homogenized and certified in accordance with industry practice.
2020 projected capital costs for QB2 are estimated at approximately $2,420 million.  Our share of $1,613 million is expected to be funded from the remaining contributions made by SMM/SC in connection with the partnering transaction and from the project finance loans entered into in 2019.  The major components of the projected capital costs are:
Component	Approximate projected cost ($/million)
New Mine Development	2,420
QB2 has a 28 year mine life and the Sanction Case (described below) includes 199 million tonnes of inferred resources within the life of mine plan. The majority of this inferred material is not scheduled to be mined until late in the mine life and is displacing lower grade economic material within the pit. Teck refers to the planned development of the QB2 project that includes these inferred resources as the "Sanction Case”.  Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserve. Inferred resources are subject to greater uncertainty than measured or indicated resources and it cannot be assumed that they will be successfully upgraded to measured and indicated through further drilling. Based on Teck’s understanding of the deposit and history of resource to reserve conversion, the Sanction Case is regarded as a realistic and financeable development plan; however, key information regarding the reserve-only case is included in the table below for reference.
The table below summarizes the financial projections of the planned operation of QB2 for both the reserve case and the Sanction Case:
100% Project Basis(1)(2)	Units	Reserve Case	Sanction case
IRR	%	13.5%	14.1%
NPV	US$ M	$2,030	$2,426
Average Annual Cash Flow – 1st Five Years(3)	US$ M	$935	$956
Average Annual Cash Flow – After 1st Five Years(4)	US$ M	$496	$585
Payback Period	years	5.7	5.6
Copper Equivalent Production(5)	tonnes	313,000	316,000

(1)	Assumes US$3.00 per pound of copper; US$10.00 per pound of molybdenum and US$18.00 per ounce of silver
(2)	As at January 1, 2019 on an unlevered, after-tax basis for a Chilean domiciled entity assuming an optimized funding structure
(3)	Excludes the first partial year of operation
(4)	Excludes the last partial year of operation
(5)	Copper equivalent production calculated assuming US$3.00/lb copper, US$10.00/lb molybdenum and US$18.00/oz silver without adjusting for payability.
Teck Resources Limited 2019 Annual Information Form – Page 37

Quebrada Blanca Phase 3
Drilling and engineering studies for the Quebrada Blanca Phase 3 project are ongoing. In support of our cost reduction program, we are delaying the start of the prefeasibility study and will continue with targeted development trade-off analysis.
Carmen de Andacollo Mine, Chile (Copper)
The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (CDA). We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA. Our Series A shares of CDA equate to 90% of CDA’s total share equity and ENAMI’s Series B shares comprise the remaining 10% of total share equity. ENAMI’s interest is a carried interest and, as a result, ENAMI is not required to contribute further funding to CDA.
CDA owns the exploitation and/or exploration rights over an area of approximately 206 square kilometres in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights. In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square kilometres as well as certain water rights. Since 1996, CDA has been conducting mining operations on the supergene deposit on the Carmen de Andacollo property that overlies the hypogene deposit and since 2010 has been processing hypogene ore through a concentrator on the site.
The Carmen de Andacollo property is located in Coquimbo Province in central Chile. The site is adjacent to the town of Carmen de Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago. Access to the Carmen de Andacollo mine is by paved roads from La Serena. The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres. The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area. The majority of mine personnel live in the town of Carmen de Andacollo, immediately adjacent to the mine, or in the nearby cities of Coquimbo and La Serena.
The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions. The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures. A primary copper-gold sulphide hypogene deposit containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit. The hypogene deposit was subjected to surface weathering processes, resulting in the formation of a barren leached zone 10 to 60 metres thick. The original copper sulphides leached from this zone were re‑deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).
The Carmen de Andacollo mine is an open pit mine. Copper concentrate is produced by processing hypogene ore through semi-autogenous grinding and a flotation plant with the capacity to process up to 55,000 tonnes of ore per day depending on ore hardness. Some supergene ore is also mined, which is transported to heap leach pads. Copper-bearing solutions are processed in an SX-EW plant to produce grade A copper cathode.
The majority of copper cathode produced at Carmen de Andacollo is sold under annual contracts with metal trading companies. The remaining Carmen de Andacollo copper cathode production is sold in the spot market. The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates are sold under long-term contracts to smelters in Asia
Teck Resources Limited 2019 Annual Information Form – Page 38

and Europe, using the LME price as the basis for copper pricing, and with treatment and refining charges negotiated on an annual basis.
During 2019, 54 diamond drillholes totalling approximately 8,100 metres were drilled at the Carmen de Andacollo mine. Forty of these drillholes, totalling approximately 6,000 meters, were infill drilling for geology and grade modelling purposes, eight of these drillholes, totalling approximately 900 meters, were for metallurgical testing, and six of these drillholes, totalling approximately 1,200 meters, were for geotechnical and hydrogeological purposes.  Diamond drill core is split in halves and sampled in 2.5-metre intervals. One half is sent to the external lab for analysis and the other is retained for future reference. For the infill drilling campaign, one in five samples was submitted for hardness proxy testing; subsequently, these samples were returned to the mechanical preparation process. For the metallurgical drillholes, one in five samples was submitted for metallurgical testing. Coarse blank, field duplicated (prior to shipment to the laboratory), crushing duplicated, fine coarse blank, pulp duplicated and standards were used as part of the quality assurance/quality control program.
Carmen de Andacollo produced, on a 100% basis, 51,600 tonnes of copper contained in concentrate in 2019, 19% less than 2018, primarily due to a temporary work stoppage in the fourth quarter. Copper cathode production, on a 100% basis, was 2,400 tonnes in 2019, compared with 3,700 tonnes in 2018. Gold production, on a 100% basis, of 46,800 ounces was lower than the 59,600 ounces produced in 2018, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to RGLD Gold AG, which pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price paid in previous years.
Copper grades are expected to continue to decline towards reserve grades in 2020 and future years. Carmen de Andacollo’s production in 2020 is expected to be in the range of 57,000 to 62,000 tonnes of copper, including approximately 3,000 tonnes of copper cathode. Annual copper in concentrate production is expected to average between 55,000 and 60,000 tonnes for the subsequent three-year period. Cathode production is uncertain beyond 2020, although there is some potential to extend production.
The current life of mine for Carmen de Andacollo is expected to continue until 2035. Additional permitting or amendments will be required to execute the life of mine plan.
Taxes payable in Chile that affect the operation include the Chilean Specific Mining Tax which applies to operating margin based on a progressive sliding scale from 5% to 14%. CDA is also subject to federal income tax in Chile.
In August 2019, CDA signed a new 36 month collective agreement with the Supervisory Union.  A regulated bargaining process with the Workers’ Union commenced in September 2019 but did not result in an agreement. The Workers’ Union subsequently commenced strike action on October 14, 2019. Following ratification of a new 36-month collective agreement, on December 5, 2019, operations resumed.
Teck Resources Limited 2019 Annual Information Form – Page 39

Project Satellite
Teck and our partners continue to advance five substantial base metals assets (copper, zinc, nickel) all of which are located in the Americas: Zafranal, San Nicolás, Galore Creek, Mesaba, and Schaft Creek.
Zafranal, Peru
The Zafranal property, located in southern Peru, 85 kilometres northwest of Arequipa within the Provinces of Castilla and Caylloma, is a mid-sized copper-gold porphyry deposit. The project is held by Compañía Minera Zafranal S.A.C., in which Teck holds an 80% interest, with Mitsubishi Materials Corporation holding the other 20%.
In 2019 we completed a feasibility study, together with sufficient environmental and social baseline studies, community engagement programs, and engineering and design work to finalize a social and environmental impact assessment in December 2019, which is expected to be submitted in the first half of 2020. Community engagement and investment activities, carried out in partnership with several communities of interest in 2019, focused on addressing local access to potable water, health and wellness, basic infrastructure and education. Water specific discussions were informed with information collected from a multi-year study of the Majes aquifer as the preferred source of operations water.
Teck’s share of spending in 2019 was $32.7 million and Teck’s share of planned spending in 2020 is $9.3 million, which will be included in capital expenditures for new mine development within our copper business unit.
San Nicolás, Mexico
The San Nicolás property, located in Zacatecas State, is a massive sulphide deposit with significant copper, zinc, gold and silver. The property is held by Minas de San Nicolás, S.A. de C.V. which is a wholly owned indirect subsidiary of Teck.
In 2019, as part of a prefeasibility study, a multi-disciplinary team focused on land acquisition, community engagement, environment studies, and a wide range of engineering studies. The scope of the prefeasibility study has been slightly adjusted to include power transmission, archaeology, updated metallurgical studies and development of an updated mine plan. The prefeasibility study and the social and environmental impact assessment are expected to be completed in the second half of 2020.
The community office, which was established in November 2018 in the San Nicolás community, was very active during 2019 with 1,180 community members and stakeholders visiting the office. Information gained from these visits has been incorporated into the project’s social baseline study.
Spending in 2019 was $26.5 million and planned spending in 2020 is $17.1 million that will be included in capital expenditures for new mine development within our copper business unit.
Galore Creek, Canada
The Galore Creek property, located in the territory of the Tahltan in northwestern British Columbia approximately 150 kilometres northwest of the Port of Stewart, BC and 370 kilometres northwest of Smithers, BC, is a significant copper-gold-silver porphyry deposit. The project is owned by the Galore Creek Partnership, a 50/50 partnership between Teck and Newmont Corporation (Newmont), and is managed by Galore Creek Mining Corporation (GCMC), a wholly owned subsidiary of the Galore Creek Partnership.
Teck Resources Limited 2019 Annual Information Form – Page 40

Following Newmont’s acquisition of a 50% interest in Galore Creek in July 2018, Teck and Newmont agreed to fund future work programs over a three-to-four year period and to reinitiate permitting activities as appropriate. A project team was established to carry out the necessary work and studies to inform the basis for an updated prefeasibility study.
In 2019, a 24,600-metre detailed drilling program was completed along with an expanded environmental, social and archaeological work program. Conceptual and scoping studies on site access, metallurgy, processing, geotechnical, hydrology and water management, and mining were also completed that will be used to inform the project description and narrow options for study in the planned prefeasibility study.  The prefeasibility study, expected to take approximately 24 months to complete, is scheduled to commence in the first half of 2020.
Teck’s share of spending in 2019 was $17.5 million and Teck’s share of planned spending in 2020 is $14.1 million which is included in capital expenditures for new mine development within our copper business unit.
Mesaba, United States
The Mesaba property, located in northeastern Minnesota 100 kilometres north of Duluth, is part of a potentially significant copper, nickel and platinum-palladium-cobalt mining district in the United States. Known ore deposits in the district, including Mesaba, consist of metallurgically complex disseminated copper-nickel sulphides that require a range of mineral processing steps to make saleable concentrate or metal products while meeting state and federal requirements to protect the environment. Mineral rights over the Mesaba deposit are held 100% by Teck through lease agreements with private interests and the State of Minnesota.
Drill core logging, extensive re-assaying, sample analysis, geometallurgical modeling work and preliminary economic analysis resulted in the issuance of the project’s first mineral resource estimate in early 2019.  See “Mineral Reserves and Resources” for further details.  In addition to resource estimation work, baseline environmental studies, including waste and tailings characterization, were initiated in 2019.  In addition, a new access road was constructed to the property to carry out detailed hydrogeological, hydrology and expanded baseline studies.
Spending in 2019 was $9.1 million and planned spending in 2020 of $9.1 million will be included in exploration expenses.
Schaft Creek, Canada
The Schaft Creek property, located in the territory of the Tahltan in northwestern British Columbia, approximately 61 kilometres south of Telegraph Creek and 37 kilometres northeast of the Galore Creek property, is a Joint Venture between Teck and Copper Fox Metals Inc., with Teck holding a 75% interest and acting as the operator.
A multi-disciplinary team was established in early 2018 to describe and further characterize several development scenarios for the Schaft Creek deposit that stemmed from the primary development option outlined in the 2013 feasibility study. Based on the work completed in 2018, additional scoping level engineering and design work was carried out in 2019. Multi-disciplinary field program work collected environmental data and maintained the camp, facilities, and existing permits. A significant asset preservation program, consisting of approximately 1,000 metres of berm construction, was completed as part of this field program. In addition, an integrated scoping-level engineering study was completed on select elements of the 2013 feasibility study targeting capital and operating cost reductions. The results of this study will be compiled in early 2020. Obligations to
Teck Resources Limited 2019 Annual Information Form – Page 41

the Tahltan, outlined in a Communications and Exploration Agreement signed in early 2019, were met.
Spending on Schaft Creek has been included in capital expenditures for new mine development within our copper business unit.
Other Copper Projects
NuevaUnión, Chile
NuevaUnión is a 50/50 partnership between Teck and Newmont, consisting of the copper-gold La Fortuna deposit and the copper-molybdenum Relincho deposit and located approximately 40 kilometres apart in the Huasco Province in the Atacama region of Chile.  In 2019, NuevaUnión continued to advance its feasibility study, which is expected to be completed during the first quarter of 2020.  The partners agreed to defer submission of the Environmental Impact Assessment from the previously announced fourth quarter of 2019 time frame. Work in 2020 will focus on a review of study results and an assessment of optimization opportunities.
ZINC
Mining Operations
Red Dog Mine, United States (Zinc, Lead)
The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990. The Red Dog mine is operated by Teck Alaska Incorporated (Teck Alaska) on lands owned by, and leased from, the NANA Regional Corporation (NANA), a Regional Alaska Native corporation. The Red Dog mine covers approximately 1,000 hectares.
Red Dog mine is located on a ridge between the middle and south forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range. The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level. Vegetation is classified as woody tundra. The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue. Mine personnel are generally drawn from surrounding communities as well as from other locations within the State and in North America. Power for the mine is produced on-site by diesel generators with a maximum capacity of 30 megawatts, sufficient for present and expected future power requirements. Potable water is sourced from Bons Creek.
Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks. The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks. Barite rock is common in and above the sulphide units. Silicification is the dominant alteration type.
The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena. Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.
Ore is currently mined from the Aqqaluk and Qanaiyaq pits. All future ore production is also expected to be mined from these pits. The mining method employed is conventional open pit drill-and-blast
Teck Resources Limited 2019 Annual Information Form – Page 42

and truck-and-shovel technology. The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.
Tailings storage and waste disposal areas have adequate design capacity to sustain the current life of mine plan. All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant. Mill process water is reclaimed from the tailings pond.
In 2019, eight holes totalling approximately 1,170 metres were drilled in the Aqqaluk pit for geotechnical data collection. Quick logs and assay results of these holes indicate no material impacts on the quantity or grade of reserves and resources.  Diamond drill core is sawn into halves and sampled in 1.5-metre intervals, with one half being sent to Bureau Veritas in Vancouver for analysis and the other half retained at Red Dog for future reference. The quality assurance/quality control program consists of standards and blanks inserted at regular intervals as well as core, coarse crush and pulp duplicates all analyzed by Bureau Veritas. Five percent of core sample pulps are split and sent to a second lab as a check.
The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, NANA. Since the third quarter of 2007, we have paid NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing by successive increments of 5% at five-year intervals to a maximum of 50%. The most recent increase occurred in October 2017, bringing the royalty to 35%. The NANA royalty charge in 2019 was US$231 million, compared with US$252 million in 2018. NANA has advised us that it ultimately shares approximately 60% of this royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.  The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments. In addition to the royalties payable to NANA, the operation is subject to federal and state income taxes and the Alaska Mining Licence tax, which applies at 7% of taxable income.
Teck Alaska and the Northwest Arctic Borough agreed to a 10-year payment in lieu of taxes agreement (PILT) effective January 1, 2016. This agreement replaced the previous PILT agreement that expired on December 31, 2015. Under the agreement, PILT payments to the Northwest Arctic Borough, are calculated based on the net book value of the mine lands, buildings and equipment in accordance with U.S. Generally Accepted Accounting Principles, and are generally between US$14 million and US$18 million per year. In addition, Teck Alaska remits annual payments to a separate fund aimed at social investment in villages in the region. These payments, based on mine profitability, are between US$4 million and US$8 million per year.
The mine is in material compliance with all of its permits and related regulatory instruments, and has obtained all of the permits that are material to its current operations.
In 2019, approximately 30% of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia, and the balance to customers in Asia and Europe. The lead concentrate production is also shipped to Trail and to customers in Asia. The majority of concentrate sales are pursuant to long-term contracts at market prices, subject to annually negotiated treatment charges. The balance is sold on the spot market at prices based on prevailing market quotations. The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal, with the majority of sales in the last five months of each year. Concentrate is stockpiled at the port facility and is typically shipped between July and October.
Teck Resources Limited 2019 Annual Information Form – Page 43

In 2019, zinc production at Red Dog was 552,400 tonnes compared to 583,200 tonnes in 2018, primarily due to lower throughput and zinc grades. Lead production in 2019 of 102,800 tonnes, compared to 98,400 tonnes in 2018.
Construction progressed on the US$135 million mill upgrade project, called VIP2, with planned start-up on schedule for the first quarter of 2020.  The project started construction in late 2017, and is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore.  We are also realizing additional throughput and recovery benefits from the implementation of mill analytics as part of our RACE21TM innovation-driven business transformation program.
Because the upgrade project will permit lower-grade material to be processed, the current mine life, based on existing developed deposits, will extend through to 2032. In 2019, we continued an exploration drilling program and various studies focused on extending the life of Red Dog past 2032, including possible development of the Paalaaq, Anarraaq and Aktigiruq deposits.
Red Dog’s production of contained metal in 2020 is expected to be in the range of 500,000 to 535,000 tonnes of zinc and 95,000 to 100,000 tonnes of lead. From 2021 to 2023, Red Dog’s production of contained metal is expected to be in the range of 500,000 to 540,000 tonnes of zinc and 80,000 to 90,000 tonnes of lead per year.
2020 projected capital costs for Red Dog are approximately US$105 million. The major components of the projected capital costs are:
Component	Approximate projected cost (US$/million)
Sustaining	94
Major Enhancement	11
2020 projected cash operating costs for Red Dog are approximately US$299 million. The major components of the projected cash operating costs are:
Component	Approximate projected cost (US$/million)
Labour	128
Supplies	81
Energy	44
Other (including general & administrative, inventory changes)	88
Less amounts associated with projected capitalized stripping	(42)
Total	299
The cash operating costs presented above do not include transportation or royalties.
Teck Resources Limited 2019 Annual Information Form – Page 44

Pend Oreille Mine, United States (Zinc, Lead)
Pend Oreille mine, located in Washington State, suspended mining operations on July 31, 2019, due to the exhaustion of its current reserves. The mine has been placed on care and maintenance.
Zinc production for 2019 was 19,400 tonnes, lower than 29,700 tonnes in 2018, as a result of the suspension of operations. The suspension of concentrate production at Pend Oreille has not had a significant impact on our Trail Operations.
Other Zinc Projects
We have a 100% interest in the Teena/Reward project which is located eight kilometres west of the McArthur River Mine in the Northern Territory of Australia.
Refining and Smelting
Trail Operations
Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc, lead and silver. It also produces a variety of precious and specialty metals, chemicals and fertilizer products.
The zinc refinery consists of six major metallurgical plants, one fertilizer plant and two specialty metal plants. Depending on the mix of feeds, the facility has an annual capacity of approximately 300,000 to 315,000 tonnes of refined zinc. Zinc concentrates are initially treated in either roasters or pressure leach plants, where sulphur is separated from the metal-bearing solids. The zinc is put into solution where it is first purified to remove other metal impurities and then electroplated onto cathodes in an electrolytic refining plant. The zinc cathodes are melted and then the zinc is cast into various shapes, grades and alloys to meet customer requirements. Other valuable metals, including indium and germanium, are also recovered as co-products in the zinc plant. The lead smelting operation consists of two major metallurgical plants and one specialty metal plant. Lead concentrates, recycled lead acid batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace to produce lead bullion. The bullion is electro-refined in the refinery to produce high-purity lead. The valuable silver and gold are also recovered in this circuit after further processing. Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur approximately every four years.
Refined zinc production in 2019 was 287,400 tonnes, compared with 302,900 tonnes the previous year, primarily due to an electrical equipment failure. Refined lead production was 69,000 tonnes, compared with 61,000 tonnes in 2018.  Silver production rose to 14.0 million ounces in 2019 from 11.6 million ounces in 2018 due to higher silver contained in purchased concentrates.
Our recycling process treated 41,000 tonnes of material during the year, and we plan to treat about 46,500 tonnes in 2020. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.
In the second quarter of 2019, Trail Operations completed the installation of a new No. 2 Acid Plant at a total investment of $174 million. The new plant will significantly improve operating reliability and flexibility, reducing downtime and maintenance costs.
In 2020, we expect Trail Operations to produce 305,000 to 315,000 tonnes of refined zinc and approximately 60,000 to 70,000 tonnes of refined lead. Zinc production from 2021 to 2023 is expected to increase slightly to 310,000 to 315,000 tonnes per year, while annual lead production is expected to remain similar at 65,000 to 70,000 tonnes.
Teck Resources Limited 2019 Annual Information Form – Page 45

Metallurgical effluent, together with site rainfall drainage water, is collected in ponds and treated through an effluent treatment plant before discharge into the Columbia River. The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment. The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.
In July 2018, we sold our two-thirds interest in the Waneta Dam to BC Hydro.  In connection with the sale, we entered into a 20-year arrangement with BC Hydro, with an option to extend for an additional 10 years, to purchase power for our Trail Operations. Our arrangement with BC Hydro retains our prior obligation to provide for the firm delivery of energy and capacity from Waneta to BC Hydro until 2036. If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall. The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.
We also own the related 15-kilometre transmission and distribution system from Waneta to the United States, which BC Hydro has agreed to purchase on a deferred schedule.
ENERGY
Fort Hills Mine
Fort Hills mines, extracts and sells the recoverable bitumen found in certain oil sands deposits underlying six Alberta Oil Sands Leases No.’s 7404080933, 7404080932, 7400120008, 7406020438, 7405090634 and 7406020437.  The Fort Hills leases are located approximately 90 kilometres north of Fort McMurray, Alberta, and cover a contiguous area of approximately 23,675 hectares on the east bank of the Athabasca River.
We hold a 21.3% limited partnership interest in Fort Hills Energy L.P. (the Fort Hills Partnership), which owns the Fort Hills mine. The other limited partners are Suncor Energy Inc. (Suncor) with a 54.1% interest and Total E&P Canada Ltd. (Total) with a 24.6% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.
Suncor Energy Operating Inc., an affiliate of Suncor, acts as contract operator of Fort Hills pursuant to an operating services contract. The contract operator has exclusive authority to operate Fort Hills, subject to the oversight of a management committee on which each of the shareholders of the general partner are represented. Certain fundamental decisions concerning Fort Hills require super-majority, and in certain cases, unanimous, approval of the management committee. Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.
Our 21.3% share of bitumen production from Fort Hills was 33,593 barrels per day in 2019. This compares to 31,955 barrels produced in 2018 from when Fort Hills became operational, on June 1, 2018. Although higher than 2018, production continues to be lower than design capacity due to the Government of Alberta mandatory production curtailments that came into effect on January 1, 2019.  The effect of the curtailments was partially offset by the purchase of 1,502 barrels per day of curtailment credits from other producers during the year.
To meet pipeline viscosity requirements Teck, along with the other Fort Hills partners, is required to purchase diluent blend-stock.  In order to facilitate this and the transportation of blended bitumen to
Teck Resources Limited 2019 Annual Information Form – Page 46

the market hub at Hardisty, the Fort Hills partners have jointly entered into long-term take-or-pay agreements with regional pipelines, terminals and blend facilities. These agreements relate to:
■	hot bitumen transportation from Fort Hills to the East Tank Farm on the Northern Courier Pipeline, operated by TransCanada;
■	diluent transportation from Edmonton to the East Tank Farm on the Norlite Pipeline, operated by Enbridge;
■
use of diluent and bitumen blending facility at the East Tank Farm, operated by the Thebacha partnership, a joint venture between Suncor and regional First Nations (Fort McKay First Nation and Mikisew Cree First Nation); and

■	blended bitumen transportation from the East Tank Farm to the market hub at Hardisty, Alberta, on the Wood Buffalo Pipeline, operated by Enbridge.
We have separately contracted a 425,000-barrel working-capacity storage tank for our share of blended bitumen at Hardisty, Alberta, and 100,000 barrels of diluent storage capacity at Fort Saskatchewan, Alberta.
We sell our blended bitumen to customers at Hardisty and on the U.S. Gulf Coast.  Our tankage at Hardisty is connected to major export pipelines, including the Enbridge common carrier pipeline, the existing Keystone pipeline and the Express crude oil pipeline. Our tankage is also connected to a large unit train loading facility. We have entered into a long-term take-or-pay agreement on the existing Keystone pipeline to ship 10,000 barrels per day of blended bitumen to our customers on the U.S. Gulf Coast.  We have also entered into agreements to ship an additional 10,000 barrels per day on the proposed Keystone XL pipeline expansion and an additional 12,500 barrels per day on the proposed TransMountain pipeline expansion to customers on the U.S. Gulf Coast and in Burnaby, B.C., respectively. The balance of our production will be sold at Hardisty, shipped to customers via the Enbridge common carrier pipeline, or transported by rail if required.
Due to extreme price volatility for Alberta crude oil, the Government of Alberta announced a temporary curtailment of provincial crude oil and bitumen production effective January 1, 2019.  Citing continued delays in the development of export pipeline capacity, the Government of Alberta maintained its mandatory production curtailment to the end of December 2020, with the option to terminate earlier. Due to wider differentials and higher than expected inventory levels at the beginning of the year, there continues to be uncertainty around the affect and duration of the mandatory production curtailments.
Teck engaged GLJ Petroleum Consultants Ltd. (GLJ) to prepare an independent evaluation of the reserves at Fort Hills effective as of December 31, 2019. The best estimate of Teck’s share of the proved plus probable reserves at Fort Hills as at December 31, 2019 is 537.5 million barrels of bitumen. The decrease of 28.6 million barrels compared to December 31, 2018 was primarily due to production in the year and model revisions. The revised mine plan is expected to support mining at design production rates for over 38 years. See “Oil and Gas Resources” below for a further discussion of the reserves for Fort Hills.
Fort Hills is subject to the royalty framework issued by the Government of Alberta (the Oil Sands Royalty), and regulated by the Oil Sands Royalty Regulation 2009 and related regulations. Under the Oil Sands Royalty, royalties for Fort Hills are based on a sliding scale of 25% to 40% of net revenue, subject to a minimum royalty within a range of 1% to 9% of gross revenue. Revenues used in royalty formulas are driven by realized net prices to arm’s-length customers or, if there are insufficient arm’s-length sales, benchmark prices for Western Canadian Select while sliding-scale percentages in royalty formulas depend on prices for West Texas Intermediate (WTI) from CAD$55/bbl for the
Teck Resources Limited 2019 Annual Information Form – Page 47

minimum rate to the maximum rate at a WTI price of CAD$120/bbl. Fort Hills remains subject to the minimum royalty (the pre-payout phase) until Fort Hills’ cumulative gross revenue exceeds its cumulative costs, including an annual investment allowance. After the pre-payout phase, the higher of the minimum and regular royalty rates will apply.
Fort Hills is required to upgrade the bitumen produced from the second phase of the project in Alberta or to pay a penalty to the Government of Alberta.
Our share of Fort Hills major enhancement capital expenditures for 2020 is expected to be $50 million and our share of sustaining capital expenditures for 2020 is expected to be $100 million.
Frontier Project
The Frontier oil sands project is wholly owned by Teck and consists of approximately 56,000 hectares of oil sands leases and is located on the west side of the Athabasca River. On February 23, 2020, Teck announced that it was withdrawing the Frontier project from the regulatory review process.
Lease 421 Area
We own a 50% interest in the Lease 421 Area — oil sands leases 7406120421, 7408070022, 7408070023 and 7407010899 — east of the Athabasca River (approximately 17,900 hectares on a 100% basis). To date, a total of 89 core holes have been completed in the Lease 421 Area.
Exploration
In 2019, we incurred exploration expenditures of $67 million including $5 million in support of mine site and development/engineering projects. Approximately 40% of the project expenditures were dedicated to exploration for copper, 53% for zinc and 7% for gold, with less than 1% dedicated to other commodities, including coal. Of the total exploration expenditures, approximately 35% was spent in South America, 33% in North America, 18% in Australia and 14% in Europe. In 2020, planned exploration expenditures are expected to be approximately $59 million, including $5 million in support of mine site and development/engineering projects.
Exploration is carried out through sole funding and joint ventures with major and junior exploration companies. Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.
Corporate
For financial reporting purposes, we report on a corporate segment that includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives, and groups that provide administrative, technical, financial and other support to all of our business units.
Teck Resources Limited 2019 Annual Information Form – Page 48

Mineral Reserves and Resources
See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources tables.
MINERAL RESERVES as at 31 December 2019(1)
	Proven		Probable		Total		Teck Interest (%)	Recoverable Metal (000 t) (7)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Copper
Highland Valley Copper	328,700	0.32	155,300	0.28	484,000	0.31	100.0	1,310
Antamina
Copper only ore OP	148,300	0.94	107,100	0.99	255,400	0.96	22.5	510
Copper-zinc ore OP	75,900	0.88	98,300	0.82	174,300	0.85	22.5	260
Total	224,200	0.92	205,500	0.91	429,700	0.91	22.5	770
Quebrada Blanca
Heap leach ore(2)	1,200	0.09			1,200	0.09	60.0	1
Dump leach ore(2)	3,700	0.31			3,700	0.31	60.0	5
Total leachable ore	4,900	0.25			4,900	0.25	60.0	6
Quebrada Blanca - Mill	710,900	0.51	689,800	0.46	1,400,700	0.48	60.0	3,700
Andacollo
Heap leach ore(2)	600	0.25	200	0.16	800	0.22	90.0	1
Andacollo - Mill	96,800	0.34	217,800	0.31	314,600	0.32	90.0	790
NuevaUnión
Relincho	576,400	0.34	977,400	0.35	1,553,800	0.35	50.0	2,390
La Fortuna	396,900	0.57	285,400	0.41	682,200	0.51	50.0	1,500
Total	973,300	0.43	1,262,700	0.37	2,236,000	0.40	50.0	3,890
Molybdenum
Highland Valley Copper	328,700	0.006	155,300	0.009	484,000	0.007	100.0	20
Antamina
Copper only ore OP	148,300	0.037	107,100	0.033	255,400	0.035	22.5	10
Quebrada Blanca
Quebrada Blanca - Mill	710,900	0.018	689,800	0.019	1,400,700	0.018	60.0	120
NuevaUnión
Relincho	576,400	0.014	977,400	0.017	1,553,800	0.016	50.0	60
Teck Resources Limited 2019 Annual Information Form – Page 49

MINERAL RESERVES as at 31 December 2019(1)
	Proven		Probable		Total		Teck Interest (%)	Recoverable Metal (000 t) (7)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Zinc
Antamina
Copper-zinc ore OP	75,900	2.1	98,300	2.2	174,300	2.2	22.5	690
Red Dog
Mine			50,900	12.9	50,900	12.9	100.0	5,370
Lead
Red Dog
Mine			50,900	3.6	50,900	3.6	100.0	920
MINERAL RESERVES as at 31 December 2019(1)
	Proven		Probable		Total		Teck Interest (%)	Recoverable Metal (000 oz) (7)
	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)
Gold
Andacollo
Andacollo - Mill(6)	96,800	0.11	217,800	0.10	314,600	0.10	90.0	640
NuevaUnión
La Fortuna	396,900	0.54	285,400	0.37	682,200	0.47	50.0	3,400
Silver
Antamina
Copper only ore OP(9)	148,300	6.4	107,100	8.1	255,400	7.1	22.5	10,630
Copper-zinc ore OP(9)	75,900	14.2	98,300	13.3	174,300	13.7	22.5	10,910
Total(9)	224,200	9.1	205,500	10.6	429,700	9.8	22.5	21,540
Quebrada Blanca
Quebrada Blanca-Mill	710,900	1.4	689,800	1.2	1,400,700	1.3	60.0	24,500
NuevaUnión
Relincho	576,400	1.6	977,400	1.5	1,553,800	1.5	50.0	24,990
Red Dog
Mine			50,900	67.7	50,900	67.7	100.0	69,430

Teck Resources Limited 2019 Annual Information Form – Page 50

MINERAL RESERVES as at 31 December 2019(1)
	Proven Tonnes (000's)	Probable Tonnes (000's)	Total Tonnes (000's)	Teck Interest (%)	Clean Coal (000 t)
Metallurgical Coal (3)
Fording River	74,000	191,200	265,200	100.0	265,200
Elkview	11,900	258,000	269,900	95.0	256,400
Greenhills	11,600	283,400	295,000	80.0	236,000
Line Creek	3,200	41,900	45,100	100.0	45,100
Cardinal River	1,200	200	1,400	100.0	1,400
Quintette (Mt Babcock)	700	35,400	36,000	100.0	36,000
Thermal Coal (3)
Line Creek	500	12,700	13,200	100.0	13,200
Quintette (Mt Babcock)		900	900	100.0	900

MINERAL RESERVES as at 31 December 2019(1)
	Proven		Probable		Total		Teck Interest (%)	Recoverable Metal (000 t) (7)
Project Satellite	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Copper
Zafranal	408,800	0.39	32,000	0.21	440,700	0.38	80.0	1,150

	Proven		Probable		Total		Teck Interest (%)	Recoverable Metal (000 oz) (7)
Project Satellite	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)
Gold
Zafranal	408,800	0.07	32,000	0.05	440,700	0.07	80.0	440

Teck Resources Limited 2019 Annual Information Form – Page 51

MINERAL RESOURCES as at 31 December 2019(1)
	Measured		Indicated		Inferred		Teck Interest (%)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Copper
Highland Valley Copper	552,300	0.29	861,600	0.23	270,500	0.20	100.0
Antamina
Copper only ore OP	90,800	0.68	311,900	0.77	588,300	0.81	22.5
Copper-zinc ore OP	28,600	0.79	132,800	1.00	234,800	1.00	22.5
Copper only ore UG					300,700	1.31	22.5
Copper-zinc ore UG					171,400	1.28	22.5
Total	119,400	0.70	444,800	0.84	1,295,200	1.02	22.5
Quebrada Blanca
Quebrada Blanca - Mill	61,700	0.41	1,829,200	0.40	3,491,600	0.37	60.0
Andacollo
Heap leach ore(2)	9,300	0.38	26,900	0.15			90.0
Andacollo - Mill	41,800	0.28	311,600	0.25	62,600	0.25	90.0
NuevaUnión
Relincho	319,000	0.19	463,000	0.26	724,700	0.36	50.0
La Fortuna	6,600	0.38	151,800	0.53	533,900	0.37	50.0
Total	325,600	0.19	614,900	0.33	1,258,500	0.37	50.0
Molybdenum
Highland Valley Copper	552,300	0.008	861,600	0.009	270,500	0.008	100.0
Antamina
Copper only ore OP	90,800	0.018	311,900	0.024	588,300	0.029	22.5
Copper only ore UG					300,700	0.021	22.5
Total	90,800	0.018	311,900	0.024	889,000	0.026	22.5
Quebrada Blanca
Quebrada Blanca - Mill	61,700	0.013	1,829,200	0.016	3,491,600	0.018	60.0
NuevaUnión
Relincho	319,000	0.006	463,000	0.009	724,700	0.012	50.0
Teck Resources Limited 2019 Annual Information Form – Page 52

MINERAL RESOURCES as at 31 December 2019(1)
	Measured		Indicated		Inferred		Teck Interest (%)
	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)
Zinc
Antamina
Copper-zinc ore OP	28,600	1.4	132,800	1.7	234,800	1.5	22.5
Copper-zinc ore UG					171,400	1.5	22.5
Total	28,600	1.4	132,800	1.7	406,200	1.5	22.5
Red Dog
Red Dog Mine			6,600	9.0	10,900	11.1	100.0
Red Dog District					19,400	14.4	100.0
Pend Oreille	100	8.3	100	7.5	2,400	6.6	100.0
Lead
Red Dog
Red Dog Mine			6,600	3.0	10,900	6.0	100.0
Red Dog District					19,400	4.2	100.0
Pend Oreille	100	2.0	100	1.0	2,400	1.4	100.0

Teck Resources Limited 2019 Annual Information Form – Page 53

MINERAL RESOURCES as at 31 December 2019(1)
	Measured		Indicated		Inferred		Teck Interest (%)
	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)
Gold
Andacollo
Andacollo - Mill (6)	41,800	0.11	311,600	0.09	62,600	0.08	90.0
NuevaUnión
La Fortuna	6,600	0.31	151,800	0.62	533,900	0.37	50.0
Silver
Antamina
Copper only ore OP(9)	90,800	6.6	311,900	8.3	588,300	7.6	22.5
Copper-zinc ore OP(9)	28,600	21.4	132,800	17.9	234,800	15.2	22.5
Copper only ore UG(9)					300,700	11.3	22.5
Copper-zinc ore UG(9)					171,400	17.4	22.5
Total(9)	119,400	10.1	444,800	11.2	1,295,200	11.2	22.5
Quebrada Blanca
Quebrada Blanca - Mill	61,700	1.2	1,829,200	1.1	3,491,600	1.1	60.0
NuevaUnión
Relincho	319,000	1.0	463,000	1.2	724,700	1.3	50.0
Red Dog
Red Dog Mine			6,600	55.5	10,900	111.9	100.0
Red Dog District					19,400	73.4	100.0
Teck Resources Limited 2019 Annual Information Form – Page 54

MINERAL RESOURCES as at 31 December 2019 (1)
	Measured Tonnes (000's)	Indicated Tonnes (000's)	Inferred Tonnes (000's)	Teck Interest (%)
Metallurgical Coal (5)
Fording River	418,300	921,600	711,300	100.00
Elkview	320,900	146,800	219,000	95.00
Greenhills	179,500	227,600	168,500	80.00
Line Creek	305,100	405,300	417,900	100.00
Cardinal River	33,600	2,500	500	100.00
Quintette (Mt Babcock)	31,800	92,000	114,400	100.00
Mt Duke	24,300	102,400	122,600	92.68
Elco	25,100	115,300	112,300	75.00
CMO Phase II (Martin Wheeler)	102,200	71,700	7,900	100.00
PCI Coal (5)
Cardinal River	1,500	300		100.00
Coal Mountain	56,600	22,900	4,800	100.00
Thermal Coal (5)
Line Creek	7,200	5,800	3,300	100.00
Quintette (Mt Babcock)		200	200	100.00
Mt Duke	200	700	1,300	92.68
Elco	700	6,100	6,000	75.00
CMO Phase II (Martin Wheeler)	2,800	3,700	900	100.00

	Measured		Indicated		Inferred
Project Satellite	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Teck Interest (%)
Copper
Galore Creek	256,800	0.72	846,700	0.39	198,100	0.27	50.0
Schaft Creek	166,000	0.32	1,127,200	0.25	316,700	0.19	75.0
Mesaba	244,100	0.47	1,334,100	0.42	1,462,000	0.35	100.0
Zafranal	5,100	0.19	2,300	0.21	62,800	0.24	80.0
San Nicolás	32,400	1.27	76,500	1.12	4,700	1.25	100.0
Molybdenum
Schaft Creek	166,000	0.021	1,127,200	0.016	316,700	0.019	75.0
Zinc
San Nicolás	32,400	1.9	76,500	1.5	4,700	0.8	100.0

Teck Resources Limited 2019 Annual Information Form – Page 55

	Measured		Indicated		Inferred
Project Satellite	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Tonnes (000's)	Grade (%)	Teck Interest (%)
Nickel
Mesaba	244,100	0.11	1,334,100	0.10	1,462,000	0.09	100.0
Cobalt
Mesaba	244,100	0.009	1,334,100	0.007	1,462,000	0.006	100.0
	Measured		Indicated		Inferred
Project Satellite	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)	Tonnes (000's)	Grade (g/t) (4)	Teck Interest (%)
Gold
Galore Creek	256,800	0.36	846,700	0.23	198,100	0.21	50.0
Schaft Creek	166,000	0.20	1,127,200	0.15	316,700	0.14	75.0
Mesaba	244,100	0.03	1,334,100	0.03	1,462,000	0.03	100.0
Zafranal(8)	5,100	0.04	2,300	0.05	62,800	0.10	80.0
San Nicolás	32,400	0.46	76,500	0.42	4,700	0.23	100.0
Silver
Galore Creek	256,800	5.8	846,700	3.7	198,100	2.6	50.0
Schaft Creek	166,000	1.5	1,127,200	1.2	316,700	1.1	75.0
Mesaba	244,100	1.2	1,334,100	1.0	1,462,000	0.7	100.0
San Nicolás	32,400	26.0	76,500	23.8	4,700	14.2	100.0
Platinum
Mesaba	244,100	0.04	1,334,100	0.03	1,462,000	0.04	100.0
Palladium
Mesaba	244,100	0.12	1,334,100	0.09	1,462,000	0.13	100.0
Notes to Mineral Reserves and Resources Tables
(1)	Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.
(2)
For heap leach and dump leach operations, copper grades are reported as % soluble copper rather than % total copper. Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach processes.

(3)	Coal reserves are reported as tonnes of clean coal.
(4)	g/t = grams per tonne.
(5)	Coal resources are reported as tonnes of raw coal.
(6)
In 2015, an interest in future gold production from the Andacollo mine was sold.  Compañia Minera Teck Carmen de Andacollo has agreed to sell and deliver to the purchaser an amount of gold equal to 100% of the payable gold produced from the Carmen de Andacollo mine until 900,000 ounces have been delivered, and 50% thereafter.  Reserves and resources are stated without accounting for this production interest.

(7)	Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.
(8)	At Zafranal, gold in Oxide material is considered to be non-recoverable.
(9)
In 2015, Teck entered into an agreement with a purchaser to deliver silver equivalent to 22.5% of the payable silver sold by Compañia Minera Antamina S.A. until 86 million ounces of silver have been delivered, after which the amount of silver to be delivered will be reduced by one-third.  Reserves and resources are stated without accounting for this production interest.

Teck Resources Limited 2019 Annual Information Form – Page 56

DEFINITIONS FOR MINERAL RESERVES AND MINERAL RESOURCES
Mineral Reserves and Mineral Resources: “Proven” and “probable” mineral reserves and “measured”, “indicated” and “inferred” mineral resources are estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in November, 2010 updated in May 2014 and incorporated in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), by Canadian securities regulatory authorities.
Mineral resources are reported separately from, and do not include, that portion of the mineral resources classified as mineral reserves.
Metallurgical coal: means the various grades of coal that are used to produce coke which is used in the steel making process.
PCI coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.
Thermal coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants.
The Canadian Institute of Mining, Metallurgy and Petroleum definitions for mineral resources and mineral reserves are as follows:
A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve.  It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. An inferred mineral resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drillholes.  Inferred mineral resources must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed prefeasibility or feasibility studies, or in the life of mine plans and cash flow models of developed mines.  Inferred mineral resources can only be used in economic studies as provided under NI 43-101.
An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.  Mineralization may be classified as an indicated mineral resource by the qualified person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization.  An indicated mineral
Teck Resources Limited 2019 Annual Information Form – Page 57

resource estimate is of sufficient quality to support a prefeasibility study which can serve as the basis for major development decisions.
A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource.  It may be converted to a proven mineral reserve or to a probable mineral reserve. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade or quality of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability of the deposit.  This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.
A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at prefeasibility or feasibility level as appropriate that include application of modifying factors.  These studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.
A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.
METHODOLOGIES AND ASSUMPTIONS
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates.  Cost estimates are based on feasibility study estimates or operating history.
Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors.  Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at Teck’s material base metal properties.
Assumed metal prices vary from property to property for a number of reasons.  Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision.  In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates.  For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.
Teck Resources Limited 2019 Annual Information Form – Page 58

COMMENTS ON INDIVIDUAL OPERATIONS
Highland Valley Copper
Reserve and resource estimates were prepared assuming long-term metal prices of US$3.00/lb copper, US$9.40/lb molybdenum, US$20.00/oz silver and US$1,300/oz gold and an exchange rate of CAD$1.25 per US$1.00.  Reserves and resources are reported at a 0.10% copper equivalent cut-off and a 1.8 molybdenum factor. This copper equivalent cut-off equals a net smelter return of US$5.19 per tonne.
There was a net decrease of 51 million tonnes of Proven and Probable reserves in 2019 mostly as a result of normal mining activity.  Resources significantly increased by 347 million tonnes when compared to 2018, primarily because of lower operating costs and higher assumed USD to CAD exchange rate. The resource estimate at Highland Valley is extremely sensitive to changes in these assumptions.
Antamina
Open pit reserve estimates were prepared assuming long-term metal prices of US$3.084/lb copper, US$1.08/lb zinc, US$8.7/lb molybdenum and US$17.39/oz. silver. Open pit and underground resource estimates were prepared assuming long-term metal prices of US$3.30/lb copper, US$1.23/lb zinc, US$10.0/lb molybdenum and US$19.95/oz silver.
Cut-off grades at Antamina are based on the net value before taxes that the relevant material is expected to generate per hour of concentrator operation at assumed prices, and varies by year in an effort to maximize the net present value of the pit.
The total, open pit and underground resources reported in 2019 are 564 million tonnes of Measured and Indicated and close to 1.3 billion tonnes of Inferred. These figures are similar to those reported in 2018.
Quebrada Blanca
Supergene reserves have been fully depleted in 2018 and only mineral resources are being reported.  The Quebrada Blanca (hypogene) reserve and resource estimates were prepared assuming a long-term copper price of US$3.00/lb and a long-term molybdenum price of US$9.40/lb.
The hypogene mineral reserves remain at 1.4 billion tonnes and are limited by the current tailings storage capacity. Ongoing infill and resource delineation drilling continues to improve confidence in resource categories and increasing the resource basis. An additional 28,200 metres of drilling with assays results was incorporated in the current model that reports a 14% increase in resources from 2018, totaling 1.89 billion tonnes of measured and indicated resources and another 3.49 billion tonnes of inferred resources.
Carmen de Andacollo
Our Carmen de Andacollo Operations include a heap leach copper operation and a copper-gold hypogene concentrator.  The year-end 2019 reserves and resources are supported by updated resource models that incorporate over 3,000 metres of new drilling and improved economic assumptions related to operational costs and higher long-term gold prices compared to 2018.
Hypogene reserve estimates assume long-term metal prices of US$3.00/lb copper and US$1,300/oz gold.  Mineral reserves show a very small reduction from 2018 due to depletion from normal mining activities offset by improved costs and changes in mine design.  Hypogene resources show a second-year increase of 75 million tonnes in comparison to 2018, due mostly to favourable operating costs, additional drilling and improved process recoveries.
Teck Resources Limited 2019 Annual Information Form – Page 59

NuevaUnión
Teck has a 50% interest in NuevaUnión. As of the end of 2019, a feasibility study on the NuevaUnión project was nearing completion.  Reserves and resources for two deposits, Relincho and La Fortuna have been updated based on the results of this study. Reserves at Relincho and La Fortuna deposits consider a bulk open-pit mining operation that will be developed in three production phases that will alternate mining operations between the two deposits.
Relincho mineral reserves and mineral resources are reported using an average net smelter return cut-off of US$11/tonne and US$6.72/tonne, respectively. It assumes metal prices of US$ 3.00/lb copper and US$ 10.0/lb molybdenum.
La Fortuna mineral reserves and open pit mineral resources are reported using an average net smelter return cut-off of US$9.14.0/tonne and US$9.12.0/tonne, respectively. It assumes metal prices of US$ 3.00/lb copper and US$ 1,200/oz gold. Mineral resources outside of the mineral reserve pit are defined using a conceptual underground mining envelope. This approach assumes the same recoveries, metal prices, processing and general & administration costs as used for the open pits but with mining costs and dilution assumptions that are more appropriate to bulk underground mining.
Red Dog
Teck reports reserves and resources for Red Dog divided into two reporting groups based on the spatial proximity and the land ownership associated with the deposits in and around Red Dog. The names assigned to these groups are “Mine” and “District”.
In the “Mine” group, Teck is currently operating two deposits accessible by open pit mining: Aqqaluk, and Qanaiyaq. The Aqqaluk deposit, with first ore milled in August 2010, has had its operations extended to 2032.  Mining of the Qanaiyaq deposit started with first ore milled in January 2017 and is planned to have a life span through 2028. The Red Dog Mine area also contains the undeveloped Paalaaq deposit, which is currently only defined to a resource level of confidence.
All reserves and resources were estimated using long-term metal prices: US$1.10/lb for zinc, US$0.90/lb for lead and US$20.00/oz for silver.  Red Dog Mine reserve tonnage is down 5.1 million tonnes from 2018, due primarily to normal depletion from mining operations. Higher operating costs are primarily responsible for the reduction of 3.4 million tonnes of Red Dog Mine resources.
The “District” group consists entirely of Inferred resources from the Anarraaq deposit which lies approximately 11 km northwest of the current Red Dog operations.  Inferred resources for this deposit are unchanged, at 19.4 million tonnes, from 2018.
Pend Oreille
The operation is in care and maintenance and a decision was made to convert the remaining mineral reserves back in to resources. The resource models were updated in 2019 with short-term in-fill drilling.
The resources for Pend Oreille are estimated using a 4.0 % zinc+lead cut-off. Recovery is expected at 89.5% for zinc and 60% for lead. Commodity prices assumptions were US$1.10/lb zinc and US$0.90/lb for lead.
Teck Resources Limited 2019 Annual Information Form – Page 60

San Nicolás
The 2019 reported resource estimates are unchanged from 2018. The estimates assume different net smelter return cut-offs for different geometallurgical domains from US$9.20/tonne to US$12.00/tonne based on an estimate of the marginal cost of production for the relevant ore.  Net smelter return calculations include metal price assumptions as US$3.00/lb copper, US$1.10/lb zinc, US$1,250/oz gold and US$20/oz silver and scaled costs from previous studies.
Galore Creek
Teck has a 50% interest in Galore Creek. Following the change in ownership of the Galore Creek partnership, new drilling, and a re-interpretation of existing geological information was completed during 2019. A resource update is scheduled to be completed in support of ongoing technical studies. The year-end 2019 statement reports unchanged resource figures from 2018 and are estimated based on commodity prices of US$3.00/lb copper, US$1,200/oz gold and US$20/oz silver and a US$8.84/tonne net smelter return cut-off.
Schaft Creek
Schaft Creek resources are based on a 2018 Resource Model Update.  Open pit mineral resources are reported at a net smelter return cut-off of US$4.31/tonne and constrained by a conceptual open pit shape.  The resource estimate categorizes 10% of the mineral resources as Measured, 70% as Indicated and 20% as Inferred.
Mesaba
Year-end 2019 statement reports unchanged figures from 2018 cycle when mineral resources were reported for the first time. The estimates are based at a cut-off of 0.2% copper, equivalent to a net smelter return cut-off of US$5.24/tonne, and consider the estimates of copper, nickel, silver, cobalt, gold, platinum and palladium.
Zafranal
No changes to the resource and reserve statements in 2019. Figures reported at the end-of-year 2018 were supported by a feasibility study prepared for Compañia Minera Zafranal S.A.C.
Resource and reserves estimates at Zafranal were prepared using price assumptions of US$3.00/lb copper and US$1,200/oz gold. Mining and processing costs, as with other important input parameters, were updated from the prefeasibility study. The total contained metal used in the reserves table are based on variable metallurgical recoveries of up to 89.5% for copper and up to 56% for gold.  Open pit mineral reserves are reported using a variable net smelter return cut-off of US$6.10 to $6.35/tonne averaging US$6.11/tonne.
Fording River
The reserve economics assume a long-term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal at an exchange rate of CAD$1.25 per US$1.00.
Elkview
Teck has a 95% interest in the Elkview mine.  The reserve economics assume a long-term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal at an exchange rate of CAD$1.25 per US$1.00.
Teck Resources Limited 2019 Annual Information Form – Page 61

Greenhills
Teck is an 80% partner in the Greenhills Joint Venture.  The reserve economics assume a long term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal at an exchange rate of CAD$1.25 per US$1.00.
Line Creek
The reserve economics assume a long term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal and US$75/tonne for oxide coal at an exchange rate of CAD$1.25 per US$1.00.
Cardinal River
Mine operations at Cardinal River Operations will cease in 2020 and remaining reserves will be converted back to resources.  The current reserves estimates are based on a long term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal and at an exchange rate of CAD$1.25 per US$1.00.
Quintette (Mt Babcock)
The reserve economics assume a long-term selling price of US$140/tonne for metallurgical coal and US$75 for oxide coal at an exchange rate of CAD$1.25 per US$1.00.
RISKS AND UNCERTAINTIES
Mineral reserves and mineral resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available.  These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans.  Except as expressly described elsewhere in this Annual Information Form, there are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in Proven and Probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the headings “Description of the Business” and “Health and Safety and Environmental Protection” and “Risk Factors — We face risks associated with the issuance and renewal of permits.”
QUALIFIED PERSONS
Estimates of mineral reserves and resources for our base metal properties have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited and the Qualified Person for the purposes of NI 43-101 for our base metal properties (other than Antamina).  Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Fernando Angeles P.Eng. and Lucio Canchis, who is an SME Registered Member, and who are both employees of Compañía Minera Antamina S.A.  Messrs. Canchis and Angeles are the Qualified Persons for the purposes of NI 43-101 in respect of Antamina.  Reserve and resource estimates for coal properties were prepared under the general supervision of Don Mills P.Geo. and Robin Gold P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for coal properties for the purposes of NI 43–101.
Teck Resources Limited 2019 Annual Information Form – Page 62

Oil and Gas Reserves
The reserves information set out below for the Fort Hills mine is based upon evaluations conducted by GLJ, an independent qualified reserves evaluator.
The effective date of the reserves data and other oil and gas information below for Fort Hills is December 31, 2019. Estimates of reserves and projections of production were prepared by GLJ using information provided up to November 30, 2019. The reserves information set out below for Fort Hills is taken from a report prepared by GLJ on January 24, 2020.  All reserves information in this section is based on Teck’s 21.3049% interest in Fort Hills.
Classifications of oil and gas reserves as Proved or Probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of oil reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater or less than the estimates disclosed.
RESERVE CATEGORIES
For oil and gas, reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions that are generally accepted as being reasonable. Reserves are classified into Proved or Probable according to the degree of certainty associated with the estimates.
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved reserves.
Probable reserves are those additional reserves that are less certain to be recovered than Proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable reserves.
Each of the Proved and Probable reserves categories may be divided into developed and undeveloped categories. All of Teck’s reserves are currently categorized as developed reserves since Fort Hills is now in operation. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., construction of a primary extraction facility) is required and the necessary equipment is not yet installed to render them capable of production.
FORT HILLS MINE
The reserves data presented below summarizes our Proved and Probable reserves and the net present values of future net revenue for these reserves. The reserves data uses forecast prices and costs prior to provision for, and therefore do not take into account, interest, general and administrative expenses or the impact of any hedging activities. In addition, provisions for the abandonment and reclamation of the mines and associated facilities to which reserves have been assigned have been included; all other abandonment and reclamation costs have not been included. These forecasts and other assumptions are taken from the GLJ evaluation report with an effective date of December 31, 2019. Future net revenues have been presented on a before and after tax basis in accordance with National Instrument 51-101.
Teck Resources Limited 2019 Annual Information Form – Page 63

The future net revenue, development and operating cost, exchange rate, price and other assumptions set out in this “Description of the Business ― Oil and Gas Reserves and Resources ― Fort Hills Mine” section of this Annual Information Form are the estimates or assumptions of GLJ, our independent reserves evaluator. In order to estimate reserves and future net revenues, GLJ makes a number of assumptions, including assumptions regarding inflation rates, currency exchange rates, and prices for oil and other products. For planning, project economics, forecasts, accounting and other purposes, our management makes assumptions regarding those same factors and our assumptions generally differ from those of GLJ. Different assumptions would lead to different present value and net revenue figures, and could affect reserve estimates.
GLJ estimates of capital and operating costs associated with Fort Hills are based on historical costs and Suncor’s estimates, as operator, of future costs, with consideration to those achieved by other oil sands mining projects. These GLJ-estimated costs differ somewhat from those that the Fort Hills partners use for planning and decision-making for the project, which are based on detailed engineering studies. See “Description of the Business ― Energy ― Fort Hills Mine” for a further description of Teck’s estimates regarding costs.
All of our reserves are associated with Fort Hills. Bitumen is the only product type associated with our reserves. Reserves are presented on a gross and net basis. “Gross” in relation to Teck’s interest in reserves means Teck’s working interest as at December 31, 2019 (21.3049%) share before deduction of royalties. “Net” in relation to Teck’s interest in reserves means Teck’s working interest as at December 31, 2019 (21.3049%) share after deduction of royalties.
Summary of Oil and Gas Reserves at December 31, 2019 (forecast prices and costs)
(in millions of barrels)	Reserves
Reserves Category	Bitumen
	Gross	Net
Proved Reserves
Developed Producing	353	328
Developed Nonproducing	0	0
Undeveloped	0	0
Total Proved Reserves	353	328
Probable Reserves	185	168
Total Proved plus Probable Reserves	538	496

Teck Resources Limited 2019 Annual Information Form – Page 64

Summary of Net Present Value of Future Net Revenue at December 31, 2019 (forecast prices and costs)
The net present value of future net revenues below in respect of Teck’s interest in Fort Hills were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators (including GLJ), GLJ’s forecast costs as described below, legislated tax rates and Teck’s tax pools. The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our Proved and Probable oil reserves. The independent reserves evaluator makes various assumptions, including with respect to production rates and capital and operating costs, that may differ from those that the Fort Hills partners use for planning and decision-making for the project, which are based on detailed engineering studies and historical site cost data.
	Net Present Value of Future Net Revenue
Reserves Category	Before Income Taxes Discounted at (%/year) ($ millions)					After Income Taxes Discounted at (%/year) ($ millions)					Unit value ($/bbl)(1)
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Reserves
Producing	2,485	1,157	585	323	192	2,485	1,157	585	323	192	1.79
Developed Nonproducing	0	0	0	0	0	0	0	0	0	0	0.00
Undeveloped	0	0	0	0	0	0	0	0	0	0	0.00
Total Proved	2,485	1,157	585	323	192	2,485	1,157	585	323	192	1.79
Total Probable	3,389	961	372	201	134	2,614	790	331	190	131	2.21
Total Proved plus Probable	5,875	2,118	958	524	327	5,100	1,947	916	513	324	1.93
(1)	Unit values are future net revenues, before deducting estimated cash income taxes payable, discounted at 10%, using net reserves.
Teck Resources Limited 2019 Annual Information Form – Page 65

Total Future Net Revenue as at December 31, 2019 (undiscounted), (forecast prices and costs)
The future net revenues below in respect of Teck’s interest in Fort Hills were computed by applying an average price forecast based on forecasts from three qualified reserves evaluators (including GLJ), GLJ’s forecast costs as described below, legislated tax rates and Teck’s tax pools. The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves. The capital and operating costs below reflect GLJ’s estimates and differ from those that the Fort Hills partners use for planning and decision-making for the project, which are based on detailed engineering studies and historical cost data. See “Description of the Business ― Energy ― Fort Hills Mine” for a further description of Teck’s projections regarding costs.
(in $ millions) (undiscounted)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment and Reclamation Costs	Future net revenue before income taxes	Income taxes	Future net revenue after income taxes
Reserves Category
Proved Producing	22,620	1,672	15,252	2,201	1,010	2,485	0	2,485
Proved Developed Nonproducing	0	0	0	0	0	0	0	0
Proved Undeveloped	0	0	0	0	0	0	0	0
Total Proved	22,620	1,672	15,252	2,201	1,010	2,485	0	2,485
Total Probable	17,178	1,526	10,309	1,189	765	3,389	775	2,614
Total Proved Plus Probable Reserves	39,798	3,197	25,561	3,390	1,775	5,875	775	5,100

Future Net Revenue by Product Type at December 31, 2019 (at forecast prices and cost)
Reserves Category	Production group	Future Net Revenue Before Income Taxes(1) (discounted at 10%/year)
		($ millions)	($/bbl)
Proved Producing	Bitumen	585	1.79
Total Proved	Bitumen	585	1.79
Total Proved Plus Probable Reserves	Bitumen	958	1.93
(1)	Unit values are based on Teck’s net reserves.
Teck Resources Limited 2019 Annual Information Form – Page 66

Summary of Forecast Prices Used in Estimates
The determination of reserves requires assumptions of crude oil, natural gas and other important benchmark reference prices, as well as inflation and exchange rates. The forecast prices used in preparing Teck’s reserves data, including estimated future net revenues, are provided below and were used by GLJ, our independent qualified reserves evaluator.
The table below reflects a December 31, 2019 average of three qualified reserves evaluators (including GLJ), forecast reference prices, and associated inflation and exchange rates. For determining costs associated with Fort Hills, GLJ has included a 1.7% inflation rate for 2021 and a 2.0% inflation rate for 2022 onwards.
The forecast reference prices, exchange rates, inflationary assumptions and other forecasts used in preparing the reserves data do not necessarily reflect the assumptions of Teck’s management or the Fort Hills partners. The forecast price and other assumptions noted below are not used in Teck’s investment or management decisions or for Teck’s accounting purposes.
Year	Exchange Rate ($US/$CAD)	West Texas Intermediate Crude Oil at Cushing Oklahoma $US/bbl (then current USD)	WCS Crude at Hardisty $CAD/bbl (then current CAD)	Edmonton Pentanes Stream Quality $CAD/bbl(1) (then current CAD)
2019(2)	0.7538	57.01	58.75	69.98
2020	0.7600	61.00	57.57	76.83
2021	0.7700	63.75	62.35	79.82
2022	0.7850	66.18	64.33	82.30
2023	0.7850	67.91	66.23	84.72
2024	0.7850	69.48	67.96	86.71
2025	0.7850	71.07	69.72	88.73
2026	0.7850	72.68	71.49	90.77
2027	0.7850	74.24	73.19	92.76
2028	0.7850	75.73	74.80	94.65
2029	0.7850	77.24	76.43	96.57
2030(3)	0.7850	78.79	77.96	98.53

(1)	Price used when determining the cost of diluent associated with bitumen reserves. Assumed diluent prices equal the posted pentanes prices less a discount of CAD$0.25/bbl (2020 dollars).
(2)	Pricing for 2019 reflects Teck’s historical weighted average prices.
(3)	GLJ has included a 2% inflation rate from 2030 onwards.

Teck Resources Limited 2019 Annual Information Form – Page 67

Reconciliation of Changes in Reserves
National Instrument 51-101 requires a reporting issuer to disclose changes between the reserves estimates as at the effective date and the corresponding estimates made as at the last day of the preceding financial year of the reporting issuer.
	Total Oil Reserves
	Bitumen (Company Gross)
(in millions of barrels)	Proved	Probable	Proved Plus Probable
At December 31, 2018	370.7	195.4	566.1
Production	(12.1)	0.0	(12.1)
Acquisitions	0.0	0.0	0.0
Revisions	(5.8)	(10.7)	(16.4)
At December 31, 2019	352.8	184.7	537.5

Additional Information Relating to Reserves Data
All of Teck’s Proved and Probable undeveloped reserves relate to Fort Hills and were first attributed to Teck in 2013, with additional amounts attributed to Teck in 2017 solely due to Teck’s increased ownership interest in Fort Hills. On October 30, 2013, the co-owners of Fort Hills announced project sanction. The plant began producing limited quantities of a bitumen froth product in the fourth quarter of 2017, followed by the first oil milestone on January 27, 2018 when the secondary extraction plant began operating.  Undeveloped reserves were recategorized as developed producing reserves following commercial sales of bitumen in 2018.
Gross Undeveloped Reserves Effective December 31, 2019
Bitumen (Company Gross)
	Proved		Probable
(in millions of barrels)	First Attributed	Total at Year End	First Attributed	Total at Year End
2017	15.6	365.6	9.7	228.7
2018	-	-	-	-
2019	-	-	-	-
Teck Resources Limited 2019 Annual Information Form – Page 68

Future Development Costs
The table below provides the development costs GLJ has estimated and assumed are to be incurred for purposes of the estimation of the future net revenue attributable to the reserves. The GLJ future development costs set out below differ from those that the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies and historical cost data. See “Description of the Business ― Energy ― Fort Hills Mine” for a further description of Teck’s projections regarding development costs.
Reserves Category ($ thousands)	2020	2021	2022	2023	2024	Remainder	Total	Total (10% discounted)
Total Proved	135,152	124,518	112,896	165,534	110,116	1,553,091	2,201,306	978,031
Total Proved plus Probable Reserves	139,429	131,633	119,347	174,993	116,408	2,708,241	3,390,051	1,094,120

We believe that internally generated cash flows, existing credit facilities and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our future cash flow.
The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce future net revenue, depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.
Costs Incurred in 2019
2019 ($ millions)	Exploration Costs	Proved Property Acquisition Costs	Unproved Property Acquisition Costs	Development Costs	Total
Canada - Fort Hills(1)	0	0	0	157	157
(1)	Reflects Teck’s 21.3049% interest.
Teck Resources Limited 2019 Annual Information Form – Page 69

Production History
2019 - Fort Hills	Unit	Q1	Q2	Q3	Q4	Average
Total bitumen production	mbbls/d	30,878	35,158	33,674	34,619	33,593
Bitumen price realized(1)(2)	$/bbl	$48.42	$62.28	$52.61	$44.29	$52.21
Crown royalties(3)	$/bbl	$(1.75)	$(1.19)	$(1.81)	$(1.27)	$(1.50)
Transportation costs(4)	$/bbl	$(10.30)	$(9.41)	$(9.16)	$(9.71)	$(9.62)
Adjusted operating costs(2)(5)	$/bbl	$(29.42)	$(28.06)	$(27.31)	$(32.55)	$(29.24)
Operating netback(2)	$/bbl	$6.95	$23.62	$14.33	$0.76	$11.85

(1)
Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense and before royalties.  Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend, sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.

(2)
Operating netback, Adjusted operating costs and Bitumen price realized are non-GAAP financial measures.  See “Non-GAAP Measures” for additional information, including where to find a reconciliation of these measures to GAAP measures.

(3)
The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.

(4)
Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.

(5)	Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mining and processing operation.
Production Estimate
GLJ has forecast Fort Hills production for 2020 to be 158,000 barrels per day and 163,000 barrels per day in the total proved and the total proved plus probable reserves categories, respectively (of which Teck’s share would be 33,662 barrels per day and 34,727 barrels per day). These estimates take into consideration the current curtailment measures imposed by the Government of Alberta.
OTHER OIL AND GAS INFORMATION
Tax Horizon
Because of available tax pools, we are currently shielded from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions. When we will become subject to cash income taxes in Canada is dependent on a number of factors, including but not limited to the price of the commodities that our various business units deal in and the level of our future investments in Canadian operations.
Teck Resources Limited 2019 Annual Information Form – Page 70

Health, Safety, Community and Environmental Protection
Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada, the U.S., Chile and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances, permit approvals and similar matters. Compliance with these laws and regulations can affect the planning, designing, operating, closing and remediating of our mines, refineries and other facilities.
Whether in Canada, the U.S., Chile or elsewhere, we work to apply technically proven and economically feasible measures to protect the environment and worker health and safety throughout the mining life cycle of exploration, construction, mining, processing and closure. Although we believe that, except as described in the narrative concerning the relevant operation, our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current or future regulations or that liabilities associated with non‑compliance will not be incurred.
We are often an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations and, as such, typically have insight regarding emerging regulatory developments and trends. We apply this insight when we estimate risks and liabilities associated with current and future regulatory matters including in the areas of health and safety, the environment and permitting. We conduct regular environmental and health and safety audits. The overall objective of our audits is to assess key environmental and health and safety risks and their associated controls and to assess regulatory compliance. Environmental, health and safety regulations are constantly evolving and it can be a significant challenge to meet changing standards.
HEALTH AND SAFETY
Safety is a core value at Teck.  Safety performance and workplace occupational health and hygiene are key priorities for us. Safety statistics are collected from each business unit and operation monthly. Targets for health and safety key performance indicators are set each year and are one factor used in determining management compensation. Safety incidents are thoroughly investigated and findings reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. We continue to implement our occupational health and hygiene strategy to prevent occupational disease and our high potential risk control strategy and hazard identification training program to prevent serious injuries and fatalities. Our Courageous Safety Leadership program also helps us build a positive culture of safety across Teck.  At this time, we do not anticipate significant liability associated with long-term occupational health issues.
RECLAMATION AND CLOSURE
In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon prolonged suspension or completion of mining operations, the mined property to a productive use and to meet many other permitted conditions. Typically, we submit the necessary permit applications several months or even years before we plan to begin activities. Some of the permits we require are becoming increasingly difficult and expensive to obtain, and the application and review processes are taking longer to complete, becoming increasingly complex in terms of required background information, and are subject to challenge. For a further discussion of risks associated with the issuance and renewal of permits, see “Risk Factors — We face risks associated with the issuance and renewal of permits”.
Teck Resources Limited 2019 Annual Information Form – Page 71

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis. In addition, amounts are accrued in our accounts to provide for certain and probable future decommissioning, reclamation, site restoration and other closure costs. Financial assurance of various forms, including letters of credit and surety bonds, are posted with various governmental authorities as security to cover estimated reclamation obligations.  Our provisions for future reclamation and site restoration are estimated based on known requirements. Many of our sites undergo extensive progressive reclamation during operations so as to proactively address mined-out areas and lessen the works required upon mine closure. The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach, including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure plans in place that are developed to the level of detail appropriate to the stage of life of the operation. All of the plans undergo regular updates.
Certain idle and closed mines are under continuous care and maintenance as well as progressive closure and, as noted above, many of our active sites undergo extensive progressive reclamation during operations. Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and oversight from regulatory agencies and other stakeholders.
Our decommissioning and restoration provision as at December 31, 2019 is $2,234 million, of which $837 million is attributable to our operating coal operations, $489 million is attributable to our operating copper operations, $425 million is attributable to our operating zinc operations, $87 million is attributable to our energy operations and $396 million is attributable to closed properties. Of that amount, we expect to spend approximately $90 million in 2020. As at December 31, 2019, we had letters of credit and other bonding in place in the aggregate amount of approximately $2.5 billion, primarily to secure our reclamation obligations. British Columbia and Chile are continuing to review their reclamation security policies and requirements, which we expect may result in future increases to the financial security that we may be required to post in respect of our reclamation obligations.
See the disclosure regarding environmental matters under the respective descriptions of our material operations for further details of environmental matters impacting those operations.
CLIMATE CHANGE AND CARBON PRICING
As part of the ongoing efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on controlling carbon emissions, minimizing climate change and preparing for climate change adaptation continues to mount.
Recognizing our role in combating climate change, we continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations and by working with governments and regulators to advocate for effective and efficient carbon pricing. In February 2020, we announced our objective to be carbon neutral across all our operations and activities by 2050.
In 2019, British Columbia increased its existing carbon tax to $40 per tonne of carbon dioxide-equivalent (CO2e).  The B.C. carbon tax is expected to continue to increase by $5 per tonne of CO2e per year until reaching $50 per tonne of CO2e.  In 2019, British Columbia also implemented the CleanBC Program for
Teck Resources Limited 2019 Annual Information Form – Page 72

Industry to address impacts to emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and that carbon leakage is avoided.
In April 2019, the Government of Canada introduced the Greenhouse Gas Pollution Pricing Act which establishes a federal carbon levy for any Province or Territory that has not implemented a compliant carbon-pricing regime.  Federal carbon tax rates began at $20 per tonne of CO2e in 2019, increasing $10 per year to $50 per tonne of CO2e by 2022.  Alberta repealed its Climate Leadership Act effective as of May 29, 2019 and, as a result, became subject to the Greenhouse Gas Pollution Pricing Act as of January 1, 2020.  B.C.’s Carbon Tax Act is considered substantially similar to the federal requirements; therefore B.C. will not be subject to the Greenhouse Gas Pollution Pricing Act.  In addition, Alberta’s Carbon Competitiveness Incentive Regulation was replaced by Alberta’s Technology, Innovation and Emissions Reduction system as of January 1, 2020.  This industry-specific carbon pricing policy requires large emitters, and other facilities that have opted in, to reduce their emissions intensity below a prescribed level, or to purchase emissions credits in concert with or as an alternative to physical abatement, with significant penalties for failure to achieve compliance.
While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national, or international regulations, which seek to reduce greenhouse gas emissions, will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains highly uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Teck’s direct greenhouse gas emissions attributable to our operations for 2019 are estimated to be approximately 3.3 million tonnes (CO2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2019 sales volumes, emissions from the use of our steelmaking coal would have been approximately 73 million tonnes of CO2.
For 2019, our B.C. based operations incurred $72.8 million in British Columbia provincial carbon tax and our Cardinal River operation in Alberta paid $0.8 million in carbon costs, primarily from our use of coal, diesel fuel and natural gas.  As a result of the CleanBC Program for Industry, in late 2019 we received back $5.4 million of the $58.8 million we paid under the British Columbia provincial carbon tax in 2018 and we expect to receive a similar portion of our 2019 expenditures back in late 2020. We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.
WATER REGULATION
In addition to climate change, issues surrounding water regulation remain of particular importance. We continue to monitor regulatory initiatives and participate in consultation opportunities with governments. For example, we are participating in the Canadian federal government consultation focused on developing a Coal Mining Effluent Regulation. The ultimate form of this regulation may have a material effect on compliance costs, mine plans, and our capital and operating costs at affected mines. See "Risk Factors — Changes in environmental, health and safety laws may have a material adverse effect on our operations". We are continuing to work to implement a plan for the management of selenium and other constituents at all of our operating steelmaking coal mines in the Elk Valley. Our costs of implementing this plan are uncertain and will depend on the results of ongoing environmental monitoring, other technical developments, and future actions by regulators. See “Description of the Business — Coal” and “Risk Factors — We face risks associated with the issuance and renewal of permits” for further information.
Teck Resources Limited 2019 Annual Information Form – Page 73

SOCIAL AND ENVIRONMENTAL POLICIES
We have adopted and implemented a number of social and environmental policies and practices that are essential to our operations. Our operating practices are governed by the principles set out in our Code of Ethics and our Code of Sustainable Conduct.
Our Code of Sustainable Conduct reflects Teck’s commitment to sustainability and our efforts to make a positive contribution to the environment and to the communities where we operate. This Code sets out how we work to achieve support for our activities through responsible social, economic and environmental performance.
In addition to the Code of Ethics and the Code of Sustainable Conduct, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, a Water Policy, a Human Rights Policy, an Inclusion and Diversity Policy, an Indigenous Peoples Policy, a Tax Policy and a Policy setting out our expectations for suppliers and contractors. We have taken steps to implement the Code of Sustainable Conduct and related policies through the development of our Health, Safety, Environment and Community Management Standards, which are intended to provide direction to all operations and provide criteria against which performance may be measured. Safety and sustainability (including environment and community) performance are metrics used in our bonus plan.
We set objectives in these areas for improvement on an annual basis, and these are used to determine specific objectives for corporate and operational groups within our organization. Overall responsibility for achievement of objectives rests with senior personnel. For example, our corporate Health, Safety, Environment, and Community Risk Management Committee and our Materials Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas and report to our Safety and Sustainability Committee of the Board, which in turn reports to the Board of Directors.
We measure and report our performance on an ongoing and comprehensive basis. Internal monthly, quarterly and annual reporting tracks performance indicators, including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed, engagement with indigenous groups and actions taken in response, and reclamation and remediation activities.
In February 2020, we approved new short- and long-term goals for sustainability within eight strategic themes: health and safety, climate change, circular economy, employees, water, tailings management, communities and Indigenous Peoples, and biodiversity and reclamation.  Our long-term sustainability goals include: achieving carbon neutrality across all our operations and activities by 2050; eliminating fatalities, serious injuries and occupational disease; working towards disposing zero industrial waste by 2040; being a leader in responsibly providing the metals and minerals needed for the transition to a circular economy; fostering a workplace where everyone is included, valued and equipped for today and the future; transitioning to seawater or low-quality water sources for all operations in water-scarce regions by 2040; implementing innovative water management and water treatment solutions to protect water quality downstream of all our operations; continuing to manage our tailings across their life-cycle in a safe and environmentally responsible way; collaborating with communities and Indigenous Peoples to generate economic benefits, advance reconciliation efforts and improve community well-being; and working towards securing a net-positive impact on biodiversity.  Progress against these goals, as well as the short-term goals that support them, will be reported on an annual basis in our Sustainability Report.
Teck Resources Limited 2019 Annual Information Form – Page 74

Human Resources
As at December 31, 2019, there were approximately 10,100 employees classified as “regular” employees working at the various operations and projects we manage, as well as our corporate offices. Of those employees, approximately 4,700 were employed by our Coal operations, 2,700 by our Copper operations, 1,900 by our Zinc operations and 800 by our Exploration, Energy, and projects and corporate groups. Our regular employees figure excludes employees classified as casual, fixed-term or inactive.
In 2019, we reached new 36-month agreements with three of our unions: Quebrada Blanca Union 1, Carmen de Andacollo Supervisors’ Union and Carmen de Andacollo Operators’ Union.  In 2019, CMA also reached a three-year agreement with its union expiring July 31, 2021. Bargaining continues with the International Union of Operating Engineers, Local 115 at Line Creek, whose collective agreement expired on May 31, 2019.  We are preparing to commence bargaining on a new collective agreement at Elkview as the current collective agreement expires later this year.
Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:
Expiry Date of Collective Agreement
Antamina	July 31, 2021
Line Creek	May 31, 2019
Carmen de Andacollo	September 30, 2022 (Operators’ Union) and December 31, 2022 (Supervisors’ Union)
Coal Mountain	December 31, 2020
Elkview	October 31, 2020
Fording River	April 30, 2021
Highland Valley Copper	September 30, 2021
Quebrada Blanca	January 31, 2022 (Union Admin); November 30, 2022 (Union 1); and March 31, 2022 (Union 2)
Trail	May 31, 2022
Cardinal River	June 30, 2022

Teck Resources Limited 2019 Annual Information Form – Page 75

Technology and Innovation
Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.
In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results and EBITDA between now and 2021.
RACE21™ currently includes approximately 30 projects, distributed across our operations, which is larger than initially planned due to the success of early initiatives. These projects primarily focus on the development and implementation of data analytics to improve throughput and yield at our processing plants as well as mining analytics and predictive maintenance programs to improve the performance and cycle times of our mobile equipment fleets.  In 2020, we plan to expand the projects implemented already more broadly across our operations, as appropriate, and to identify and implement additional projects to generate new value in our business.
Our ability to achieve the expected improvements from the RACE21™ projects depends on the projects achieving the expected improvements in production and operating results, including cost reductions, the ability of our transportation service providers to move additional product to market, future commodity prices and exchange rates, and various other factors.  See also “Risk Factors - Our operations depend on information technology systems, which may be disrupted or may not operate as desired”.
We also have technology and research groups at our Technical Services Trail facility, our Technical Services Richmond facility and our Product Technology Centre in Mississauga, Ontario. The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products as well as extractive technologies related to existing operations or development projects. The programs are aligned with business units and are integrated with operations or other business activities.
Our research and innovation expense for 2019 was $67 million.
Foreign Operations
The Red Dog mine located in Alaska, the Antamina mine located in Peru, and the Quebrada Blanca and Carmen de Andacollo mines located in Chile are our significant operating assets located outside of Canada. We hold a 22.5% interest in Antamina through our equity interest in CMA, the operating company for the mine. We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business — Zinc — Red Dog Mine, United States (Zinc, Lead)” above. We own 90% of the Chilean operating company that owns Carmen de Andacollo and 60% of the Chilean operating company that owns QBSA, which holds our Quebrada Blanca operations and the QB2 project. Foreign operations accounted for approximately 28% of our 2019 consolidated revenue and represented approximately 34% of our total assets as at December 31, 2019.
We also have interests in various exploration and development projects in various foreign countries, with significant activities in Australia, Chile, Ireland, Mexico, Peru, Turkey and the United States. We currently have foreign exploration offices in all of those countries, except Mexico and the United States.  See “Risk
Teck Resources Limited 2019 Annual Information Form – Page 76

Factors — We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.
Competitive Conditions
Our business is to sell steelmaking coal, base metals, metal concentrates, specialty metals and blended bitumen at prices determined by world markets over which we have no influence or control. These markets are cyclical. Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal, coal and oil price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of orebodies and mineral deposits; costs of equipment, fuel, power and other inputs; costs of transport and other infrastructure; the location of our Trail metal refining facility and its cost of power; and by operating and management skill.
Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic orebodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements and the acquisition of investments in other mining companies. See “Risk Factors - We face competition in product markets and from other natural resource companies” and “Risk Factors - We may not be able to hire enough skilled employees to support our operations”.

Teck Resources Limited 2019 Annual Information Form – Page 77

Risk Factors
You should carefully consider the risks and uncertainties described below as well as in other sections of this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.
We face risks in the mining, metals and oil business.
The business of exploring for natural resources and the development and production of mining operations are inherently risky. Many projects are unsuccessful and there are no assurances that current or future exploration or development programs will be successful. During development and after the commencement of mining operations, our projects and operations are subject to significant risks and hazards, some beyond our control, including environmental hazards, industrial accidents, unexpected increases in capital or operating costs, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, restrictions on water availability, seismic activity, weather events, security incidents, failure of unproven or evolving technology, labour-force disruptions, supply problems and delays, and natural disasters, such as flooding.
Our mining, oil and exploration operations require reliable infrastructure such as roads, rail, ports, pipelines, power sources and transmission facilities, and water supplies. As ore bodies become more remote, and as availability of fresh water becomes more restricted in certain areas, the complexity and cost of infrastructure for mining projects are increasing.  Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.
The Trail metallurgical operations, our concentrate mills, our coal preparation plants, and our oil extraction and processing plants are also subject to risks and hazards, including process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.
Our operating mines and certain closed sites have large tailings dams, which could fail as a result of seismic activity or for other reasons.
The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production or logistics facilities, personal injuries or death, environmental damage, delays or interruption of production, failure to achieve production targets, increases in operating costs, monetary losses, legal liability and/or adverse governmental action, any of which may have a significant adverse effect our operations, business and financial condition.
Fluctuations in the market price of steelmaking coal, base metals, blended bitumen and specialty metals may significantly adversely affect the results of our operations.
The results of our operations are significantly affected by the market price of steelmaking coal, base metals, blended bitumen, and speciality metals which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper, zinc and blended bitumen. Market prices can be affected by numerous factors beyond our control, including new sources of production of our products, levels of supply and demand for our products and for a broad range of other industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, transportation restrictions and pipeline capacity, global or regional political or economic
Teck Resources Limited 2019 Annual Information Form – Page 78

crises, government policy changes, including taxes and tariffs, trade disputes or the potential for trade disputes and sales of commodities by holders in response to such factors.
Prices for our blended bitumen can be influenced by global and regional factors that are beyond our control and can result in a high degree of volatility, including, among other things, constraints on rail and pipeline capacity, regional supply and demand imbalances, political developments, decisions by the Organization of the Petroleum Exporting Countries (OPEC) or governments to impose or not impose quotas, compliance or non- compliance with agreed quotas by OPEC members, and weather.
The Chinese market is a significant source of global demand for commodities, including steelmaking coal, zinc and copper. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for our products.  The Coronavirus and efforts to contain it may have a significant effect on Chinese commodity prices and demand and potentially broader impacts on the global economy
A prolonged period of low and/or volatile commodity prices, particularly of one or more of our principal products, could have a significant adverse effect on our operations, business and financial condition. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our operations. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.
A substantial reduction or sustained decrease in hard coking coal prices would have a material adverse effect on our business.  Our general policy has been not to hedge changes in prices of our mineral or energy products. From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of declines in a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and the impact of production interruption events.
We face risks associated with the issuance and renewal of permits.
Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the extension or expansion of existing operations. In addition, many existing permits require periodic renewals. Examples of current significant permitting efforts include the Quebrada Blanca Phase 2 project and our steelmaking coal mine operations in the Elk Valley. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have on the environment and on communities. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time-consuming, and may delay commencement or continuation of mining operations. There can be no certainty that these approvals or permits will be granted in a timely manner, or at all.  Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, some parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process. Permits may be stayed or withdrawn during the pendency of appeals.
Teck Resources Limited 2019 Annual Information Form – Page 79

Past or ongoing violations of mining or environmental laws could provide a basis to revoke existing permits or to deny the issuance of additional permits. In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.
Delays associated with permitting may cause us to incur material additional costs in connection with the development of new projects or the expansion of existing operations, including penalties or other costs in relation to long-lead equipment orders and other commitments associated with projects or operations.  Failure to obtain certain permits may result in damage to our reputation, cessation of development of a project or inability to proceed with the expansion of existing operations, increased costs of development or production and litigation or regulatory action, any of which may have a material adverse effect on our operations, business and financial position.
Ongoing operation of our steelmaking coal mines in the Elk Valley, British Columbia, continually requires new permits or amendments to existing permits from applicable government agencies. We received approval in 2014 of a plan to manage water quality for the Elk Valley watershed as a whole. The Elk Valley Water Quality Plan is intended to provide a regulatory framework for permitting current and future projects and for managing the cumulative effects of new projects. The plan contemplates ongoing monitoring of the receiving environment, and adjustment of water quality targets if unacceptable environmental impacts are identified. There can be no assurance that the water quality targets set out in our valley-wide water quality management plan will prove to be suitably protective of the environment, that our planned mitigation efforts will be sufficient to meet those targets or that ongoing monitoring will not disclose unanticipated environmental effects of our operations that will require additional mitigation. For example, we previously announced that we were working to address an issue regarding selenium compounds in effluent from the West Line Creek active water treatment facility, which was constructed as part of our Elk Valley Water Quality Plan, and we delayed commencement of construction of our next water treatment facility, at our Fording River Operations, to incorporate certain related design changes.  We are currently not in compliance with certain of the water quality parameters set out in the Elk Valley Water Quality Plan.
Fish surveys have revealed unanticipated declines in fish populations in mine-affected waters, the causes of which are not clear.  Until the causes of this decline are identified and appropriate mitigation measures are in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.  See “Individual Operations – Steelmaking Coal – Elk Valley Water Quality Management Plan” for more details.
Notwithstanding the approval of the plan in 2014, during the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley.  See “Legal Proceedings and Regulatory Actions – Fisheries Act” for more details.  We cannot operate our Elk Valley coal mines in compliance with the Fisheries Act and its current associated regulations.  Federal regulatory issues may create additional difficulties in obtaining permits for our Elk Valley operations, whether or not charges are eventually laid or we are successful in defending any charges.
Any negative developments relating to matters referred to above may result in consequential delays in permitting new mining areas in the Elk Valley or on restrictions being placed on our mining activities in the Elk Valley, which would limit our ability to maintain or increase steelmaking coal production in accordance with our long-term plans or to realize the projected mine life of our operations. The potential shortfall in production may be material and may have a material adverse affect on our operations, business and financial position.
Teck Resources Limited 2019 Annual Information Form – Page 80

We face risks associated with our development projects.
We are involved in a number of development projects. Our major projects include our Quebrada Blanca Phase 2 project. We also have a number of other projects in our development portfolio, including, NuevaUnión, Galore Creek, San Nicolás, Mesaba and Zafranal.  Development and exploitation of the hypogene resource at Quebrada Blanca Phase 2 will require considerable capital expenditures and various environmental and other permits and governmental authorizations. NuevaUnión, San Nicolás and Zafranal are also all in early stages of development.  Our ability to maintain or increase our annual production of our principal products is dependent, to a significant extent, on our ability to bring new mines into production and expand existing mines.
Development projects typically require a number of years and significant expenditures before production is possible.  Estimates of such expenditures or of future operating costs may differ materially from actual capital or operating costs.  Such projects could experience unexpected problems or delays during development, production or mine start-up.
Construction and development of these projects are subject to numerous risks, including, without limitation, risks relating to:
■	significant cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
■	delays in construction, and technical and other problems, including adverse geotechnical conditions and other obstacles to construction;
■	our ability to obtain regulatory approvals or permits, on a timely basis or at all;
■	our ability to comply with any conditions imposed by regulatory approvals or permits, maintain such approvals and permits or obtain any required amendments to existing regulatory approvals or permits;
■	accuracy of reserve and resource estimates;
■	accuracy of engineering and changes in scope;
■	adverse regulatory developments, including the imposition of new regulations;
■	significant fluctuation in prevailing prices for copper and other metals, oil, other petroleum products and natural gas, which may affect the profitability of the projects;
■	community action or other disruptive activities by stakeholders;
■	adequacy and availability of a skilled workforce;
■	difficulties in procuring or a failure to procure required supplies and resources to construct and operate a mine;
■
the fact that we do not own 100% of many of our projects and certain decisions will require the agreement of one or more of our partners (See “Risk Factors — “We face risks associated with our joint venture operations and projects”);

■	availability, supply and cost of water and power;
■	weather or severe climate impacts;
■	litigation;
■	our dependence on third parties for services and utilities;
■	development of required infrastructure;

Teck Resources Limited 2019 Annual Information Form – Page 81

■	a failure to develop or manage a project in accordance with our planning expectations or to properly manage the transition to an operating mine;
■	the ability of our partners to finance their respective shares of project expenditures; and
■	our ability to finance our share of project costs or obtain financing for these projects on commercially reasonable terms, or at all.
The economic feasibility analysis with respect to each project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies, pricing assumptions for inputs and products produced, the configuration of the ore body, expected recovery dates, anticipated climate conditions and estimates of labour, productivity, royalty and tax rates.  Actual operating results may differ materially from those anticipated.
Product alternatives may reduce demand for our products.
Most of our products are primarily used in specific applications, such as the use of copper in electrical wiring and electronic applications, the use of refined zinc to galvanize steel, the use of steelmaking coal in steel production and the use of heavy crude oils, such as our blended bitumen, to make refined petroleum products. Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact. If competitive technologies emerge that use other materials in place of our products, demand and price for our commodities might fall.
For example, substantially all of our coal production is high-quality hard coking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High-quality hard coking coal is globally scarce, and has specific physical and chemical properties that are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality hard coking coal. While conventional blast furnace technology has been the most economic large-scale steel production technology for decades, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on hard coking coal could emerge, which could reduce demand and price premiums for hard coking coal.
Climate change may have an adverse effect on demand for our products or on our operations.
Climate change may have an adverse effect on demand for our products or on our operations.
As the world transitions to a lower-carbon economy, there is increasing focus on low-carbon technologies to replace carbon-intensive ones.  This is increasing the pressure on steel producers to develop less carbon-intensive production processes that do not rely on high quality hard coking coal.  Government action to address climate change and societal pressures towards a lower-carbon economy may reduce the demand for our products.  Concerns regarding climate change may lead to technological development of alternatives to certain of our products, such as steelmaking coal and oil.  Climate change and policy responses to climate change may have similar impacts on our customers, reducing demand for our products.
A decrease in demand for our products, particularly of one or more of our principal products, could have a significant adverse effect on our operations, business and financial condition.
Teck Resources Limited 2019 Annual Information Form – Page 82

Climate change may, among other things, cause or result in sea level increases, changes in precipitation, changes in fresh water levels, increases in extreme weather events, melting permafrost in the Arctic and resource shortages. While our mining and refining operations are located well above sea level, an increase in sea level could affect our ocean transportation and shipping facilities. Extreme weather events have the potential to disrupt operations at our mines and to impact our transportation infrastructure, including by affecting the length of our shipping season at our Red Dog mine.
Climate change may also result in shortages in certain consumables and other products required to sustain our operations, and any such shortage could impact our production capacity.  Our Red Dog mine is located in the Arctic and could be materially impacted by melting permafrost.
Although we make efforts to anticipate potential costs associated with climate change to mitigate the physical risks of climate change, and work with governments to influence regulatory requirements regarding climate change, there can be no assurances that these efforts will be effective or that climate change or associated governmental action will not have an adverse impact on our operations and therefore our profitability.
Regulatory efforts to control or reduce greenhouse gas emissions or societal pressures in relation to climate change could materially negatively affect our business.
Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or may produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands operation and projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny. See “Health and Safety and Environmental Protection — Climate Change and Carbon Pricing”.
Climate change may result in increased regulations for our operations or those of our customers and/or restrict the development of our projects, which may increase costs and/or limit production.  Changes in carbon regulation or taxation may decrease demand for our products, particularly steelmaking coal and blended bitumen.
The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy.  While carbon tax legislation has been adopted in several jurisdictions where we operate, it is not yet possible to reasonably estimate the nature, extent, timing and cost of any future taxes or other programs that may be enacted.
Most of our steelmaking coal products are sold outside of Canada, and sales are not expected to be significantly affected by the greenhouse gas emissions targets that Canada committed to under the Paris Agreement or the resulting provincial and federal carbon tax legislation. All of our blended bitumen is sold in North America and such sales are not currently subject to any significant carbon tax or similar requirements. However, the broad adoption of emission limitations or other regulatory efforts to control or reduce greenhouse gas emissions by other countries could materially negatively affect the demand for steelmaking coal and oil, as well as restrict development of new steelmaking coal or oil sands projects and increase production and transportation costs.
As a result of public concern regarding climate change, natural resource companies, like Teck, face increasing public scrutiny of our activities and our impacts.  Societal pressures in relation to climate change may adversely affect our social license to operate and may impair our ability to obtain required permits, increase regulatory action or result in litigation against us, and negatively affect our
Teck Resources Limited 2019 Annual Information Form – Page 83

reputation and our relationships with stakeholders. Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in carbon intensive industries due to societal pressures. See “Risk Factors — Damage to our reputation may result in decreased investor confidence, challenges in maintaining positive community relations and increased risks in obtaining permits or financing for our development properties and expansions to our existing operations.”
Failure to comply with environmental, health and safety laws may have a material adverse effect on our operations and projects.
Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker health and safety, waste disposal, emissions controls, and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and can restrict the manner in which mining operations can be conducted.
In addition, failure to comply with environmental, health or safety legislation may result in the imposition of significant fines and/or penalties, the temporary or permanent suspension of operations or other regulatory sanctions including cleanup costs arising out of contaminated properties, damages, damage to reputation, the loss of existing, or inability to obtain future, permits and civil suits or criminal charges. Exposure to these liabilities arises not only from our existing operations, but also from operations that have been closed or sold to third parties. Some of our historical operations have generated significant environmental contamination and other issues in the context of current regulation. We could also be held liable for worker exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our operations, business and financial condition.
Changes in environmental, health and safety laws may have a material adverse effect on our operations and projects.
In February 2018, the Government of Canada proposed new regulations under the Fisheries Act relating to coal mining effluent. While these regulations are still in development, they could impose significant costs and operating limitations on our steelmaking coal operations.  In the absence of these new regulations, our coal mining activities cannot be conducted in compliance with the Fisheries Act and we may face significant liability as a result.  There can be no assurance that the new regulations will completely remedy this situation.
In 2019, the Canadian Impact Assessment Act came into force with significant changes to the federal government’s current environmental assessment and regulatory processes for resource development projects.  While the new legislation does not affect Teck’s projects that are already in regulatory approval processes it will apply to new projects which meet certain criteria.  Similarly in 2019, the British Columbia government reformed the province’s environmental assessment process for resource projects, introducing significant new changes into the environmental assessment process for industrial and resource projects in British Columbia including new rules surrounding project notifications, early engagement and increased public participation, along with new timelines dictating when certain steps must be taken throughout the environmental assessment process. These changes and any other new legislation may affect our ability to obtain or renew permits for our operations and projects in an efficient and cost-effective manner or at all.
In addition, the Government of British Columbia has recently introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) in British Columbia.  The
Teck Resources Limited 2019 Annual Information Form – Page 84

legislation commits to a systematic review of the province’s laws with respect to UNDRIP, while also encouraging new agreements with Indigenous nations that are intended to address outstanding governance questions around the nature of Indigenous rights and title interests in B.C. While the potential risks of this legislation remain to be determined they could be significant, particularly with respect to Teck’s permitting efforts.
Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers’ compensation and product liability claims, which could have a material adverse effect on our business.
Damage to our reputation may result in decreased investor confidence, challenges in maintaining positive community relations and increased risks in obtaining permits or financing for our development properties and expansions of our existing operations.
Damage to our reputation can occur from our actual or perceived actions or inactions and a variety of events and circumstances, many of which are out of our control.  The growing use of social media to generate, publish and discuss community news and issues and to connect with others has made it significantly easier for individuals and groups to share their opinions of us and our activities, whether true or not.  We do not directly control how we are perceived by others and loss of reputation could result in, among other things, a decrease to the price of our shares, decreased investor confidence, challenges in maintaining positive relationships with the communities in which we operate and other important stakeholders and increased risks in obtaining permits or financing for our development properties or expansions to our existing operations, any of which could have a material adverse effect on our operations, development projects, business and financial position.
We face risks associated with our reclamation obligations.
We are required to reclaim properties as mining progresses and after mining is completed and specific requirements vary among jurisdictions. We are required by various governments in the jurisdictions in which we operate to provide financial assurances to cover any reclamation obligations we may have at our mine sites. The amount of these financial assurances is significant and is subject to change from time to time by the governments in the jurisdictions in which we operate, and may exceed our estimates for such costs. The amount and nature of our financial assurance obligations depend on a number of factors, including our financial condition and reclamation cost estimates.
Reclamation cost estimates can escalate because of new regulatory requirements, changes in site conditions or conditions in the receiving environment, or changes in analytical methods or scientific understanding of the impacts of various constituents in the environment.  Since 2016, the B.C.
Teck Resources Limited 2019 Annual Information Form – Page 85

government has been carrying out a review of its financial assurance requirements for reclamation obligations.  While it is not clear what the new requirements will be or when they will be implemented, we expect they will result in an increase to our financial assurance requirements, for both our ongoing operations and our projects in B.C.
Changes to the form or amount of our financial assurance obligations in respect of reclamation obligations could significantly increase our costs, making the maintenance and development of existing or new mines less economically feasible. Increases in financial assurance requirements could severely impact our credit capacity and our ability to raise capital for other projects or acquisitions. We may be unable to obtain letters of credit or surety bonds to satisfy these requirements, in which case we may be required to deposit cash as financial assurance. If we are unable to satisfy these requirements, we may face loss of permits, fines and other material and negative consequences.
Although we currently make provisions for our reclamation obligations, there can be no assurance that these provisions will be accurate in the future. Any underestimated or unanticipated reclamation costs could materially affect our business, operations and financial condition.  Failure to provide regulatory authorities with the required financial assurances could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our operations and therefore our profitability.
Failure to secure water rights could have negative effects on our operations and financial condition.
Water rights are an area of significant and increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water. Our mining operations require significant quantities of water for mining, ore processing and related support facilities.  Certain of our operations and projects are located in areas where water is scarce and competition among users for access to water is significant.  If water supplies become scarce or are negatively affected by environmental events or factors such as drought, water supplies to our operations might be reduced in order to maintain supply to the local communities in which we operate or for ecological purposes, whether or not we have legal rights to draw water. Laws and regulations may be introduced in certain jurisdictions which could limit our access to water resources.
Any reduction in the availability of water may preclude development of otherwise potentially economic mineral deposits or may negatively affect costs, production and/or sales from our affected operations.
We are subject to legal proceedings, the outcome of which may affect our business.
The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business.  The results of these legal proceedings cannot be predicted with certainty and the costs of these legal proceedings can be significant.  Additionally, although largely unsuccessful to date, natural resource issuers are facing a significant increase in climate change related litigation.  There can be no assurances that these matters will not have a material adverse effect on our reputation, our support by various stakeholders, our ability to secure permits, the market price of our shares or on our operations, business or financial condition generally. See “Legal Proceedings and Regulatory Actions” below.
Teck Resources Limited 2019 Annual Information Form – Page 86

We face risks associated with our joint venture operations and projects.
A number of our projects and operations are developed and operated through joint venture or shared ownership arrangements with third parties.  These joint arrangements include, among others, Quebrada Blanca Phase 2, Fort Hills, Antamina, NuevaUnión, Zafranal, Galore Creek, Elkview and Greenhills.  We face risks from the fact that at certain of our operations, like Fort Hills and Antamina, we are a minority partner and certain major decisions may be made without our consent, meaning we may not have control over a number of factors including, timing and amount of capital and operating expenditures, operation and production decisions, risk management and other operational practices.
We also face risks from the fact that at certain other projects, like NuevaUnión and Galore Creek, we hold a 50% interest and many decisions require the consent of our partner, and, even at projects or operations where we hold a majority interest, such as Quebrada Blanca, Zafranal, Elkview and Greenhills, major decisions affecting the project or operation may require agreement with our partners.  Dispute resolution provisions with respect to major decisions in the relevant agreements may result in major decisions being made without our consent or may trigger other remedies.
The success and timing of these operations and projects depend on a number of factors that may be outside our control including, the financial resources of our partners and the objectives and interests of our partners.  While joint venture partners may generally reach consensus regarding the direction and operation of the operation or project, there are no assurances that this will always be the case or that future demands and expectations will continue to align.  Failure for joint venture partners to agree on matters requiring consensus may lead to development or operational delays, failure to obtain necessary permits or approvals in an efficient manner or at all, remedies under dispute resolution mechanisms, or the inability to progress with production at the relevant operation or development of the relevant project in accordance with expectations or at all, which could materially affect the operation or development of such projects or operations and our business and financial condition.
Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition and may cause the market price of our shares to fluctuate significantly.
Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants and global market uncertainty. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility or market disruption affects our access to financing on reasonable terms, our operations and financial condition could be adversely affected.
Furthermore, the market price of our shares may fluctuate significantly in response to a number of factors, many of which are beyond our control, including, without limitation, variations in our operating results, changes in market conditions, announcements by us of strategic developments, acquisitions and other material events, speculation about us in the press or investment community, changes in market valuation of similar companies, developments in the mining business generally, activism, regulatory changes and changes in political environments and changes in global financial markets generally.  Any of these events could result in a material decline in the price of our shares.
Teck Resources Limited 2019 Annual Information Form – Page 87

We have indebtedness to service and repay.
As of December 31, 2019, we and our consolidated subsidiaries had total indebtedness of $4.8 billion. We must generate sufficient amounts of cash to service and repay our debt, and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
Our material financing agreements contain financial and other covenants that may impose restrictions on our business and, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.
We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial and other covenants, including restrictive covenants. If we breach covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity, and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted. In addition, our ability to borrow under our credit facilities is subject to our compliance with certain covenants, and the making of certain representations and warranties at the time of a borrowing request. See “Credit Facilities and Debt Securities” for further information regarding, and a further discussion of the covenants in, our financing arrangements.
In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated that may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.
Future funding requirements may affect our business and we may not have access to credit in the future.
Future investments, including development projects, acquisitions and other investments, may require significant capital expenditures.  Our operating cash flow may not be sufficient to meet all of these expenditures depending on the timing and costs of development.  As a result, new sources of capital may be needed to fund acquisitions or these investments.  Additional sources of capital may not be available when required or on acceptable terms and as a result we may be unable to grow our business, finance our projects, take advantage of business opportunities, fund our ongoing business activities, respond to competitive pressure, retire or service outstanding debt or refinance maturing debt.
 We have significant financial support in the form of outstanding letters of credit issued by banks, which reduces the amount of other credit, including loans, that issuing banks may be willing to extend to us by way of debt financing. We also have a significant amount of surety bonds issued by insurance companies. These letters of credit and surety bonds are required for a number of purposes, mainly as security for reclamation obligations.  If we are no longer rated investment grade, we may be required to deliver a significant amount of letters of credit to support our parent guarantees of the take‑or‑pay commitments in respect of our Fort Hills downstream arrangements and Quebrada Blanca Phase 2 power arrangements.
The surety bonds and the credit facilities that support our letters of credit do not currently require us to deliver cash collateral or other security, although we may elect to do so from time to time to
Teck Resources Limited 2019 Annual Information Form – Page 88

reduce borrowing costs.  If letters of credit, surety bonds or other acceptable financial assurance are not available to us on an unsecured basis, we may be required to deliver cash collateral to a financial institution that will issue the financial assurance, which would reduce our cash available for use in our business.
In addition, certain of our letters of credit are issued under uncommitted standby facilities. Our standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice. In the event that a standby letter of credit facility is terminated, we would be required to deliver cash collateral to the bank counterparty if we were unable to terminate the letter of credit issued by the bank. Providers of our surety bonds also have the right to require the delivery of cash collateral upon 60 days’ notice.
Investor or general societal pressures may limit the appetite of certain institutions to lend to, or hold debt or equity securities of, issuers, such as Teck, in carbon-intensive industries or industries with a track record of social and environmental controversy, despite our efforts to adhere to leading industry practices regarding social and environmental matters.
Our credit ratings have been subject to change over the years.  There can be no assurance that the credit ratings currently assigned to Teck’s debt securities will not be lowered.  A downgrade by any rating agency could adversely affect the value of our outstanding debt securities, the value of our existing debt and our ability to obtain new financing on favourable terms, if at all, and may increase our borrowing costs and require us to provide additional financial support in respect of certain obligations relating to our operations, which in turn could have a material adverse effect on our operations, business and financial position.
We may be adversely affected by interest rate changes.
Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.
We may be adversely affected by currency fluctuations.
Our operating results and cash flow are affected by changes in currency exchange rates relative to the currencies of other countries. Exchange rate movements can have a significant impact on results, as a significant portion of our operating costs are incurred in Canadian and other currencies, most revenues are earned in U.S. dollars, and a significant portion of the capital costs for our QB2 project will be incurred in Chilean pesos. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business. In addition, our operating costs are influenced by the strength of the currencies of those countries where our operations are located, such as Chile, Peru and the United States.
Our general policy has been not to hedge currency exchange rates. From time to time, however, we have in the past and may in the future undertake currency hedging activities in specific circumstances.  There can be no assurance that we will enter into these currency hedging activities
Teck Resources Limited 2019 Annual Information Form – Page 89

or that these currency hedging activities will not cause us to experience less favourable economic outcomes that we would have experienced if we did not engage in such activities.
We face competition in product markets and from other natural resource companies
The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate, blended bitumen and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of orebodies, foreign exchange rates, government policy changes, permitting costs or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us and which may be able to sustain larger losses than us.
We also compete with other natural resource companies to obtain specialized equipment, components and supplies to develop our projects or operate our mines.  Competition in these areas could result in significant delays or increased costs to us in the development of our projects or the operation of our mines.
In addition, we face strong competition for exploration properties. Competition in this area could impede our ability to acquire suitable exploration properties on reasonable terms or at all in order to offset the depletion of our current reserves.
We may face market access restrictions or tariffs.
Access to our markets may be subject to ongoing interruptions or trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Our products may also be subject to tariffs that do not apply to producers based in other countries.  In 2018, the Chinese government imposed tariffs on our zinc and lead concentrates produced in the U.S.  While these tariffs did not materially affect our business or our access to Chinese markets, there is no assurance that they will not do so in the future or that those tariffs will not increase in the future.  The Chinese government has also from time to time placed restrictions on imports of steelmaking coal.  Other than the foregoing, there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets; however, there can be no assurance that our access to these markets will not be restricted in the future, or that tariffs or similar measures will not impair the competitiveness of our products.
Fluctuations in the price and availability of consumed commodities affect our costs of production.
Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting, refining and blending, such as natural gas, diesel, oil, diluent and electricity, as well as reagents such as copper sulphate, fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods, and may have a material adverse impact on our operating costs or on the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.
Teck Resources Limited 2019 Annual Information Form – Page 90

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.
Approximately 5,900 of our approximately 10,100 regular employees (as of December 31, 2019) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business. See “Description of the Business — Human Resources” for a description of our regular employee category and the expiry dates of the collective bargaining agreements covering unionized employees at our material projects.
We may not be able to hire enough skilled employees to support our operations.
We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We face competition for limited candidates in many trades and professions, and may see current employees leave to pursue other opportunities. We could experience increases in our recruiting and training costs, and decreases in our operating efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.
Our reserve and resource estimates may prove to be incorrect.
Disclosed reserve and mine life estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral and oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.
We disclose both mineral reserves and mineral resources.  Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.
In general, our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. Generally, we do not use outside sources to verify mineral reserves or resources, except at the initial feasibility stage and through periodic external audits.
We disclose both oil and gas reserves and resources other than reserves in accordance with applicable Canadian securities requirements.  Resources other than reserves (further defined as contingent or prospective) are less certain due to geologic, economic, legal, market, political, social, or regulatory conditions, as well as level of corporate commitment. These resources may not be developed, and are less likely to be accurately estimated or recovered than reserves.
The reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates, capital costs and applicable taxes and royalties. As a result, changes in estimates or
Teck Resources Limited 2019 Annual Information Form – Page 91

inaccuracy of estimates may affect our reserves and resources. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material.
Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, or should regulatory standards or enforcement change, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short-term operating factors relating to the reserves, such as the need for orderly development of orebodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.
There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or hydrocarbons will be recovered, or that they will be recovered at the prices assumed for purposes of estimating reserves.
The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.
We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.
There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative and involves many risks. Few properties that are explored are ultimately developed into producing mines. The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights, and availability of financing, among other things. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves in a timely manner.
Our operations depend on information technology systems, which may be disrupted or may not operate as desired.
We rely on information technology systems and networks in our operations.  Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, security breaches, cybersecurity attacks, computer viruses, malicious software, natural disasters or defects in software or hardware system.  Our system and procedures for protecting against such attacks and mitigating such risks may prove to be insufficient in the future and such disruption, damage or failure could result in, among other things, production downtime, operational delays, destruction or corruption of data, damage to reputation, environmental or physical damage to our operations or surrounding areas or legal or regulatory consequences, any of which could have a material adverse effect on our financial condition, operations, production, sales, and business.  We could also be adversely affected in a similar manner by system or network
Teck Resources Limited 2019 Annual Information Form – Page 92

disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations.
In addition, as technologies evolve and cybersecurity attacks become more sophisticated, we may incur significant costs to upgrade or enhance our security measures or mitigate potential harm. Our exposure to these risks is expected to increase as we take steps to further integrate information technology in our operations through the adoption of technologies such as autonomous haulage and process control automation.
Title defects or claims may affect our existing operations as well as our development projects and future acquisitions.
Title to our properties may be challenged or impugned.  Our mining properties may be subject to prior unregistered agreements, transfers or subject to challenge by governments or private parties.  Claims and title may be affected by, among other things, undetected defects.  A determination of defective title or a challenge to title rights could impact our existing operations as well as exploration and development projects and future acquisitions, which may have a material adverse effect on our operations, business and cash flow.
Indigenous Peoples’ claims and rights to consultation and accommodation may affect our existing operations worldwide as well as development projects and future acquisitions.
Governments in many jurisdictions must consult with Indigenous Peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations.  These requirements are subject to change from time to time.  As an example, the Government of British Columbia has recently introduced legislation to implement the United Nations Declaration on the Rights of Indigenous Peoples in British Columbia.  See “Risk Factors - Changes in environmental, health and safety laws may have a material adverse effect on our operations and projects.”  Consultation and other rights of Indigenous Peoples may require accommodations, including undertakings regarding financial compensation, employment, and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which Aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Indigenous Peoples’ claims or grievances also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of Indigenous Peoples’ opposition may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
We are subject to changes in law or policy in relation to taxes, fees and royalties
We are subject to taxes (including income taxes, mineral taxes and carbon taxes), various fees and royalties imposed by various levels of government across the jurisdictions in which we operate.  The laws imposing these taxes, fees and royalties and the manner in which they are administered may in the future be changed or interpreted in a manner that materially and adversely affects our business, financial position and results of operations.
We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.
Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, delays or inability to obtain permits, trade barriers and exchange controls, limitations on repatriation of funds, and material changes in taxation. Further, developing country
Teck Resources Limited 2019 Annual Information Form – Page 93

status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.
A substantial portion of our base metals business is in Chile, which has recently been subject to significant social unrest.  While our QB2 project has the benefit of a tax stability agreement, social conditions in Chile may result in tax increases or may disrupt our business and the impact may be material.
Our business is subject to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licences or permits and reputational harm.
We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. For example, the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and anti-corruption and anti‑bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny of and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.
Our Code of Ethics, our Anti-Corruption Policy and other corporate policies mandate compliance with these anti-corruption and anti-bribery laws, and we have implemented training programs, internal monitoring and controls, and reviews and audits to ensure compliance with such laws. However, there can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by our affiliates, employees, contractors or agents. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, loss of operating licences or permits, or withdrawal of mining tenements, and may damage our reputation, which could have a material adverse effect on our business, financial position and results of operations, or cause the market value of our shares to decline. We may face disruption in our permitting, exploration or other activities resulting from our refusal to make “facilitation payments” in certain jurisdictions where such payments are otherwise prevalent.
We are highly dependent on third parties for the provision of transportation services and are subject to government action regarding production.
Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail, pipeline and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail, pipeline and port capacity issues, availability of vessels and railcars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments, and result in lower than anticipated sales volumes and revenue.  In recent years we have experienced a loss of revenue and an increase in cost of coal product due, in part, to logistics issues with our transportation service providers.
Teck Resources Limited 2019 Annual Information Form – Page 94

In 2019, we experienced significant challenges with pipeline capacity for our energy products resulting in low realized prices for our blended bitumen.  In December 2018, the Government of Alberta announced temporary curtailment measures that continue to affect our production at Fort Hills and are expected to be in place throughout 2020.  There can be no assurances that pipeline capacity challenges or production curtailment will not continue or increase in the future, each of which may materially affect our energy operations and revenue.
A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products.
Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to minor elements such as mercury, cadmium and thallium, which could adversely affect their ability to treat copper, zinc and lead concentrates from certain of our operations. We rely on customer smelters to process our concentrates into metals for sale. We are already restricted in our ability to sell certain products in certain jurisdictions for regulatory reasons.  We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our concentrates, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all in certain jurisdictions, depending on the regulatory environment.
The profitability of our Trail Operations depends in part on our ability to sell various products that may face more stringent environmental regulation.
In addition to zinc and lead, Trail Operations produces various minor metals and other compounds, which are sold into specialized markets. Changes in market demand for these products, or changes in export regulations or other regulatory restrictions, may limit our ability to sell these products. If we are unable to sell certain products at a profit, we may incur significant storage and disposal costs, or costs to change our production facilities or processes.
Our arrangements relating to our relationship with BC Hydro regarding the Waneta hydroelectric plant may require us to incur substantial costs.
In connection with the sale of our interest in the Waneta hydroelectric plant in 2018, we entered into a 20-year arrangement with BC Hydro, with the ability to renew for an additional 10 years, to use a portion of the energy derived from the Waneta hydroelectric plant for our Trail Operations.  Under our arrangement with BC Hydro, Teck Metals is required to provide firm delivery of a portion of the energy from the Waneta hydroelectric plant to BC Hydro until 2036. If Teck Metals does not deliver power as required, it could be required to purchase replacement power in the open market or to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall. These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted.
In addition, BC Hydro has contracted to make power available to Teck Metals at favourable rates in amounts sufficient to meet the current and anticipated future requirements of our Trail Operations. If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with BC Hydro) is not sufficient to supply the requirements of our Trail Operations, we may be required to reduce production at our Trail Operations, or purchase power in the open market, in order to address any shortfall.  Following expiry of this arrangement we may be required to purchase power in the open market to power our Trail Operations, which may require us to incur substantial additional costs to operate our Trail Operations.
Teck Resources Limited 2019 Annual Information Form – Page 95

We face risks in connection with our committed downstream arrangements in connection with Fort Hills.
Under the arrangements governing Fort Hills, we are obliged to lift our pro rata share of project production, and to supply the diluent required in order to create a bitumen blend that meets pipeline specifications. In order to meet our lifting obligations and to ensure that our share of project production reaches a market, we are required to enter into commitments to secure tankage and transportation (pipeline, rail) capacity. These commitments involve long-term take-or-pay obligations. There is a risk that there may be delays or interruptions in the availability of appropriate pipeline or rail capacity, that we may be unable to provide the required diluent despite our efforts to secure diluent supply, or that unanticipated events may otherwise interfere with our ability to lift and dispose of our share of Fort Hills production. In any of these events, we may face additional costs or penalties under the Fort Hills arrangements. In addition, interruptions in production at Fort Hills may not relieve us of take-or-pay obligations incurred in connection with our downstream arrangements, causing us to incur significant costs. We may face material losses in any of these situations, which may not be covered by insurance.
Our Red Dog Operations are subject to a limited annual shipping window, which increases the consequences of restrictions on our ability to ship concentrate from the operation.
Like our other mines, our Red Dog mine operates year-round on a 24-hour-per-day basis. Due to sea ice and weather conditions, the annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep-water moorings. The barges cannot operate in severe swell conditions.
Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail Operations, and could materially restrict mine production subsequent to the shipping season.
Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.
We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2019. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.
Our insurance may not provide adequate coverage.
We maintain large self-insured retentions and insure against most risks up to reasonably high limits through captive insurance companies.  Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to certain hazards, and large losses within our captive insurers could have an effect on our consolidated financial position.  We may elect not to maintain insurance for certain risks due to the high premiums associated with insuring those risks
Teck Resources Limited 2019 Annual Information Form – Page 96

and for various other reasons.  In other cases, insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business, operations or financial position.
Our pension and other post-retirement liabilities and the assets available to fund them could change materially.
We have substantial assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.
We also have certain obligations to current and former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.
Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time, and the effect of these changes can be material.

Teck Resources Limited 2019 Annual Information Form – Page 97

Dividends
Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends. Total dividends per share declared and paid in the past three years were:
Year ended December 31	2019	2018	2017
Dividends paid per share	$0.20	$0.30	$0.60

Our dividend policy contemplates the payment of a quarterly base dividend and annual consideration of a supplemental dividend. Each year, the Board reviews the free cash flow generated by the business, the outlook for business conditions and priorities regarding capital allocation, and determine whether a supplemental dividend should be paid. If declared, supplemental dividends may be highly variable from year to year, given the volatility of commodity prices and the potential need to conserve cash for certain project capital expenditures or other corporate policies. In accordance with the policy, in 2019 we declared and paid an aggregate $0.20 per share base dividend and no supplemental dividend. The payment of dividends is at the discretion of the Board, who will review the dividend policy regularly in the context of our capital allocation framework.
All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the federal and provincial enhanced dividend tax credit that may be claimed by Canadian resident individuals.
We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date. We do not currently have any preferred shares outstanding.
Description of Capital Structure
General Description of Capital Structure
SHARE CAPITAL
Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.
Class A common shares carry the right to 100 votes per share. Class B subordinate voting shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.
The attributes of the Class B subordinate voting shares contain so called “coattail” provisions, which provide that, in the event that an offer (an Exclusionary Offer) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share at the option of the holder during a certain period, provided that any Class A common shares received upon such conversion are deposited to the Exclusionary Offer. Any Class B subordinate voting shares converted into Class A common shares pursuant to such conversion right will automatically convert back to Class B subordinate voting shares in
Teck Resources Limited 2019 Annual Information Form – Page 98

the event that any such shares are withdrawn from the Exclusionary Offer or are not otherwise ultimately taken up and paid for under the Exclusionary Offer.
The Class B subordinate voting shares will not be convertible in the event that holders of a majority of the Class A common shares (excluding those shares held by the offeror making the Exclusionary Offer) certify to Teck that they will not, among other things, tender their Class A common shares to the Exclusionary Offer.
If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “takeover bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.
The above is a summary only. Reference should be made to the articles of Teck, a copy of which may be obtained on SEDAR at www.sedar.com or by writing to the Corporate Secretary.
Securities subject to contractual restriction on transfer
On July 15, 2009, Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (Fullbloom), a wholly owned subsidiary of China Investment Corporation (CIC). Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B subordinate voting shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s-length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world. These transfer restrictions are subject to certain exceptions.
In September 2017, Fullbloom sold 42 million of its Class B subordinate voting shares. As a result, 59.3 million shares remain subject to the restrictions described above, representing 11% of Teck’s outstanding Class B subordinate voting shares as of February 26, 2020.
CREDIT FACILITIES
We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. As at December 31, 2019, we or our subsidiaries were party to various credit agreements establishing the following credit facilities (collectively, the credit facilities):
■	A US$4 billion revolving credit facility provided by a syndicate of lenders, which matures on November 22, 2024 and which, as at December 31, 2019, was undrawn.
■	A $200 million uncommitted standby letter of credit facility with Bank of Montreal. As at December 31, 2019, $120 million of letters of credit under the facility were outstanding.
■	A $150 million uncommitted credit facility with Royal Bank of Canada. As at December 31, 2019, $121 million of letters of credit under the facility were outstanding.
■	A $100 million uncommitted standby letter of credit facility with Canadian Imperial Bank of Commerce. As at December 31, 2019, $72 million of letters of credit under the facility were outstanding.
■	A $50 million uncommitted standby letter of credit facility with the Toronto-Dominion Bank. As at December 31, 2019, $37 million of letters of credit under the facility were outstanding.
Teck Resources Limited 2019 Annual Information Form – Page 99

■	A $125 million uncommitted standby letter of credit facility with BNP Paribas. As at December 31, 2019, $97 million of letters of credit under the facility were outstanding.
■	A $125 million uncommitted standby letter of credit facility with United Overseas Bank. As at December 31, 2019, $115 million of letters of credit under the facility were outstanding.
■	A $100 million uncommitted standby letter of credit facility with National Bank of Canada. As at December 31, 2019, $75 million of letters of credit under the facility were outstanding.
■	A $75 million uncommitted standby letter of credit facility with Sumitomo Mitsui Banking Corporation. As at December 31, 2019, $46 million of letters of credit under the facility were outstanding.
■	A $50 million uncommitted standby letter of credit facility with MUFG Bank Ltd. As at December 31, 2019, $39 million of letters of credit under the facility were outstanding.
■
A US$450 million Performance Security Guarantee Issuance and Indemnity Agreement with Export Development Canada (EDC), regarding our Red Dog mine. As at December 31, 2019, US$419 million of letters of credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.

■
A $150 million Performance Security Guarantee Issuance and Indemnity Agreement with EDC, regarding our coal operations. As at December 31, 2019, $125 million of letters of credit, issued by third-party banks but secured by EDC under this arrangement, were outstanding.

■	A US$150 million credit facility with Goldman Sachs Mortgage Company. As at December 31, 2019, US$150 million of letters of credit were outstanding.
In addition to the letters of credit outstanding under the facilities listed above, we also had, as at December 31, 2019, $453 million of stand-alone letters of credit and $450 million of surety bonds outstanding. The stand-alone letters of credit are issued by financial institutions on an as‑negotiated basis mainly to support our reclamation obligations. While a variety of banks issue these stand-alone letters of credit, approximately $203 million were issued by Scotiabank Chile and approximately $177 million were issued by the Bank of Nova Scotia.  The surety bonds are provided by insurance companies and support our reclamation obligations.
Our uncommitted standby letter of credit facilities may be terminated at the election of the bank counterparty upon at least 90 days’ notice. In the event that a standby letter of credit facility is terminated, we would be required to deliver cash collateral to the bank counterparty if we were unable to terminate the letter of credit issued by the bank. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a competitive rate of interest and are generally refundable on demand. At December 31, 2019, we had US$12 million of such deposits. Our surety bonds provide the insurance issuer with the right, on 60 days’ notice, in certain circumstances, to require Teck to obtain the return of a surety bond or to deliver cash collateral if we are unable to return the bond.
In addition to the above, on November 18, 2019, Compañía Minera Teck Quebrada Blanca, S.A. (QBSA) closed a US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Project finance loans issued under this facility are secured against the assets of QBSA and are guaranteed pre-completion on a several basis by Teck, Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation pro-rata to their respective interests in the Series A shares of QBSA.  Borrowing by QBSA under the project finance arrangements is subject to a number of conditions, including there being no event of default under the arrangements.
Teck Resources Limited 2019 Annual Information Form – Page 100

The owner of the Antamina project, CMA, is party to a credit facility. We hold a 22.5% interest in CMA. As at December 31, 2019, our proportionate share of CMA’s US$100 million senior revolving credit facility was US$22.5 million. This facility is fully drawn and is non-recourse to us and the other Antamina project sponsors. The facility matures on April 30, 2020.
Our US$4.0 billion revolving credit facility contains restrictive and financial covenants, including:
■	a requirement to maintain a net debt to total capitalization (net debt over debt-plus-equity) ratio of not more than 0.60:1.0;
■	a restriction on certain of our subsidiaries incurring indebtedness of more than an aggregate of US$675 million unless the relevant subsidiary guarantees the credit facility;
■	a provision requiring prepayment in the event of a change of control at Teck; and
■	a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.
Our revolving credit facility includes customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any material subsidiary that could reasonably be expected to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.
Borrowing under our primary committed credit facilities is subject to our compliance with the covenants in the relevant agreement and our ability to make certain representations and warranties at the time of the borrowing request.
Our reclamation obligations are included in the “Other Liabilities and Provisions” line item on our balance sheet. Associated letters of credit and surety bonds would not become a liability unless the letter of credit or surety bond is drawn by the beneficiary, which drawing would be triggered if we did not perform our obligations under the relevant contract or permit. In the event of a drawing, we would be required to reimburse the issuing bank or surety bond provider for the amount drawn on the letter of credit or surety bond, respectively.
There are no restrictions on borrowing, or additional covenants, triggered under our credit facilities as a result of ratings downgrades, although the pricing under certain of our credit facilities varies with credit ratings. Teck’s indebtedness outstanding under each of the credit facilities ranks pari passu in right of payment with the indebtedness under each of the other credit facilities and with all of Teck’s other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities and indentures.
Teck Resources Limited 2019 Annual Information Form – Page 101

PUBLIC INDEBTEDNESS
As of December 31, 2019, our public indebtedness consisted of eight series of outstanding notes.
We have issued notes under an indenture dated September 12, 2002 and an indenture dated August 17, 2010 (as supplemented from time to time in connection with an offering of notes). The Bank of New York Mellon acts as trustee under each indenture. All of our notes are issued under the 2010 indenture, except for our 6.125% notes due October 1, 2035, which were issued under the 2002 indenture.
The details of the outstanding principal amount, coupon and issuance date of each issuance of our outstanding series of notes as of December 31, 2019 follows:
■	US$116.896 million of 4.500% notes due 2021 issued on September 8, 2010;
■	US$201.856 million of 4.750% notes due 2022 issued on July 5, 2011;
■	US$219.943 million of 3.750% notes due 2023 issued on August 8, 2012;
■	US$609.355 million of 6.125% notes due 2035 issued on September 28, 2005;
■	US$490.670 million of 6.000% notes due 2040 issued on August 17, 2010 and September 8, 2010;
■	US$794.717 million of 6.250% notes due 2041 issued on July 5, 2011;
■	US$399.043 million of 5.200% notes due 2042 issued on February 28, 2012; and
■	US$376.908 million of 5.400% notes due 2043 issued on August 8, 2012.
In June 2019, we redeemed US$600 million of our 8.500% notes that were due in 2024.
The indentures supplementing the 2010 indenture include a covenant requiring us to offer to purchase the notes in the event of a change in control (as defined in the related supplemental indentures), and both the 2002 and 2010 indentures include restrictive covenants regarding liens on certain assets of Teck and certain restricted subsidiaries (as defined in the indentures). The indentures also provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.
The above is a summary of the terms of our public notes and is qualified in its entirety by reference to the indentures under which the notes were issued. A copy of the indentures can be found under Teck’s profile on SEDAR at www.sedar.com.
Teck Resources Limited 2019 Annual Information Form – Page 102

Ratings
During 2019, we regained investment grade ratings with three major U.S. credit rating agencies. Moody’s, Fitch and S&P upgraded our credit ratings to Baa3, BBB-, and BBB-, respectively, all with stable outlooks. In addition, DBRS upgraded our credit rating to BBB with a stable trend.
The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities. The cost of funds under our credit facilities depend in part on our credit ratings from time to time. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing. The drawn and undrawn costs under some of our credit facilities are based upon our credit ratings, and could increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.
Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities and may be revised or withdrawn at any time by the credit rating organization. In addition, real or anticipated changes in the ratings assigned to a security will generally affect the market value of that security. We cannot guarantee that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
Our current credit ratings are as follows:
	Moody’s	Standard & Poor’s	Fitch
Senior Unsecured Notes(1)	Baa3	BBB-	BBB-
(1) Our senior unsecured notes are issued under the 2002 Indenture and the 2010 Indenture.
A description of the rating categories of each of the rating agencies is set out below.
MOODY’S INVESTOR SERVICE (MOODY’S)
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated. Moody’s “Baa” rating assigned to our senior unsecured notes is the fourth-highest rating of nine major rating categories. Obligations rated “Baa” are subject to moderate credit risk.  They are considered medium-grade and as such may possess speculative characteristics.  Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest.
STANDARD & POOR’S (S&P)
S&P’s long-term issue credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P’s “BBB” rating assigned to our senior unsecured notes is the fourth‑highest rating of 10 major rating categories. A “BBB” rating is among those S&P’s ratings that exhibits adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments than higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.
Teck Resources Limited 2019 Annual Information Form – Page 103

FITCH RATINGS (FITCH)
Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch has assigned a rating of “BBB-” to our senior unsecured notes representing the fourth highest of Fitch’s nine major rating categories for long-term debt. Debt securities rated “BBB” are considered good credit quality. Such rating indicates that expectations of default risk are currently low.  The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. Fitch’s may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category.
PAYMENTS TO AGENCIES
We have made payments in respect of certain services provided to us by each of Moody’s, S&P and Fitch during the last two years.
Market for Securities
Trading Price and Volume
Our Class A common shares are listed on the Toronto Stock Exchange under the ticker symbol TECK.A. Our Class B subordinate voting shares are listed on the Toronto Stock Exchange under the ticker symbol TECK.B and on the New York Stock Exchange under the symbol TECK. The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2019 for the Class A common shares and Class B subordinate voting shares.
	Teck Resources A			Teck Resources B
Month	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	$32.20	$27.00	84879	$32.34	$26.70	33492652
February	$31.60	$28.40	60017	$31.75	$28.33	30337801
March	$32.08	$28.66	75600	$31.38	$28.62	32588275
April	$34.00	$30.50	80744	$34.31	$30.35	31472627
May	$31.30	$26.36	61488	$31.64	$26.15	30537241
June	$31.00	$27.65	37743	$30.81	$27.20	27740562
July	$30.30	$27.10	40690	$30.41	$26.95	28894145
August	$27.44	$21.80	76771	$26.61	$21.50	33675594
September	$25.65	$21.21	55589	$25.74	$21.05	31835566
October	$22.75	$19.60	67050	$23.00	$19.34	30416616
November	$23.98	$20.70	56167	$23.09	$20.58	34764491
December	$23.37	$20.05	78729	$23.20	$19.89	30307524

Source: TSX
Teck Resources Limited 2019 Annual Information Form – Page 104

Directors and Officers
Directors
As of February 26, 2020, the Directors of Teck are as follows
Name, City, Province/State and Country of Residence	Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar(2)(3) Calgary, Alberta, Canada
Principal, CanOilX LLC and Principal, Bison Refining LLC since 2019; previously, an advisor for Reliance Industries Limited; Managing Director, and Chief Executive Officer of Cairn India Limited from November 2014 to June 2016.
November 2007
Quan Chong(5) Beijing, China	Chair of the China Society for World Trade Organization Studies; previously, Deputy China International Trade Representative (Vice-Ministerial level) from 2010 to 2018.	April 2016
Laura L. Dottori-Attanasio(4)(5) Toronto, Ontario, Canada	Senior Executive Vice President and Chief Risk Officer for the Canadian Imperial Bank of Commerce since 2013.	November 2014
Edward C. Dowling(1)(2)(3) Denver, Colorado, United States	Chairman, Alacer Gold Corp. since 2014 and Polyus Public Joint-Stock Company since 2016.	September 2012
Eiichi Fukuda(5) Vancouver, British Columbia, Canada
President of Sumitomo Metal Mining Canada Ltd.; previously, Executive Vice President of Sumitomo Metal Mining America, Inc. and held various other roles within the Sumitomo Metal Mining group since 1986.
April 2016
Toru Higo Tokyo, Japan
Executive Officer, Senior Deputy General Manager, Non-Ferrous Metals Division of Sumitomo Metal Mining Co., Ltd. since 2019; previously, President, Sumitomo Metal Mining Philippine Holdings Corporation 2017-2019 and General Manager Copper and Precious Metals Raw Materials Department, Sumitomo Metal Mining Co., Ltd. 2014-2017.
September 2019
Norman B. Keevil III(1) Victoria, British Columbia, Canada
Vice Chair of Teck. President of Boydel Wastewater Technologies Inc.; previously Chief Operating Officer of Sunpump Solar Inc. 2015 to 2016 and President of Poncho Wilcox Engineering from 2009 to 2015.
April 1997
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President and Chief Executive Officer of Teck since 2005.	February 2005
Tracey L. McVicar(1)(2)(3)(6) Vancouver, British Columbia, Canada	Partner of CAI Capital Partners since 2003.	November 2014
Sheila A. Murray(1)(4)(5) Toronto, Ontario, Canada
Chair of the Board since February 2020; Director of CI Financial Corp. since 2016 and President of CI Financial Corp. from 2016 to 2019; previously, Executive Vice-President, General Counsel and Secretary of CI Financial Corp.
April 2018
Kenneth W. Pickering(4)(5) Chemainus, British Columbia, Canada
Corporate Director and private international mining operations and project development consultant since 2010; previously, VP Major Products, Closed Mines & North American Assets, BHP Billiton Base Metals.
April 2015

Teck Resources Limited 2019 Annual Information Form – Page 105

Name, City, Province/State and Country of Residence	Principal Occupations within Previous Five Years	Director Since
Una M. Power (2)(3) Vancouver, British Columbia, Canada	Corporate Director; previously, Chief Financial Officer of Nexen Energy ULC from 2009 to 2016.	April 2017
Timothy R. Snider (1)(4)(5) Tucson, Arizona, United States	Chairman of Cupric Canyon Capital LP/GP since 2010; previously, President & COO, Freeport-McMoRan Copper and Gold, Inc.	April 2015

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation, Talent & Technology Committee
(4)	Member of the Corporate Governance & Nominating Committee
(5)	Member of the Safety & Sustainability Committee
(6)
Ms. McVicar was a director of G.L.M. Industries LP (GLM), a portfolio company of CAI Capital Management Co. In July 2015, at the time Ms. McVicar was a director of GLM, a court order granted by the Court of Queen’s Bench of Alberta placed GLM into receivership and appointed a receiver of GLM. Ms. McVicar was a director of Tervita Corporation until December 2016.  In December 2016, Tervita completed a recapitalization by way of a court-approved plan of arrangement reducing Terivita’s total debt.

In addition to the above committees, directors may participate in sub-committees of the Board from time to time formed on an ad hoc basis to review certain matters in further detail. Each of the Directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed. The next annual meeting of the Company is scheduled to be held on April 21, 2020.
Officers
As of February 26, 2020, the officers of Teck are as follows:
Name, City, Province/State and Country of Residence	Office Held with Teck and Principal Occupations within Previous Five Years
Sheila A. Murray Toronto, Ontario, Canada
Chair of the Board since February 2020; Director of CI Financial Corp. since 2016 and President of CI Financial Corp. from 2016 to 2019; previously, Executive Vice-President, General Counsel and Secretary of CI Financial Corp.

Norman B. Keevil III Victoria, British Columbia, Canada
Vice Chair of the Board since September 2018; President of Boydel Wastewater Technologies Inc.; previously Chief Operating Officer of Sunpump Solar Inc. 2015 to 2016 and President of Poncho Wilcox Engineering from 2009 to 2015.

Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer of Teck
Dale E. Andres Vancouver, British Columbia, Canada	Senior Vice President, Base Metals since May 2016; previously, Senior Vice President, Copper
Alex N. Christopher Vancouver, British Columbia, Canada	Senior Vice President, Exploration, Projects & Technical Services since July 2016; previously, Vice President, Exploration
Réal Foley Calgary, Alberta, Canada	Senior Vice President, Marketing and Logistics since January 2020; previously Vice President, Marketing, Coal and Base Metals and Vice President, Coal Marketing
Andrew J. Golding West Vancouver, British Columbia, Canada	Senior Vice President, Corporate Development

Teck Resources Limited 2019 Annual Information Form – Page 106

Name, City, Province/State and Country of Residence	Office Held with Teck and Principal Occupations within Previous Five Years
Kieron McFadyen Calgary, Alberta, Canada
Senior Vice President, Energy since March 2018; previously, Executive Vice President and President, Upstream Oil and Gas, Cenovus Energy Inc. and prior to that Vice President, Non-Operated Joint Ventures, Royal Dutch Shell plc

Ronald A. Millos Vancouver, British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer
Andrew K. Milner Vancouver, British Columbia, Canada
Senior Vice President and Chief Transformation Officer since September 2019; previously, Senior Vice President, Technology and Innovation at Teck and prior to that Vice President, Production Systems, BHP Billiton Limited.

H. Fraser Phillips Vancouver, British Columbia, Canada	Senior Vice President, Investor Relations and Strategic Analysis since March 2017; previously, Managing Director, RBC Capital Markets
Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs
Robin B. Sheremeta Sparwood, British Columbia, Canada	Senior Vice President, Coal since May 2016; previously, Vice President, Operations, Coal
Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs
Dean C. Winsor West Vancouver, British Columbia, Canada	Senior Vice President and Chief Human Resources Officer since November 2018; previously, Vice President, Human Resources
Ian K. Anderson Coleman, Alberta, Canada	Vice President, Logistics Base Metals since January 2020; previously, General Manager, Fording River Operations and General Manager, Line Creek Operations
Shehzad Bharmal Vancouver, British Columbia, Canada
Vice President, North American Operations, Base Metals since February 2018; previously, Vice President, Planning & Development, Base Metals and prior to that Vice President, Strategy & Development, Copper

Greg J. Brouwer Kamloops, British Columbia, Canada	Vice President, Transformation since September 2019; previously, Vice President, Technology and Innovation, General Manager, Technology and Innovation, and General Manager, Teck Highland Valley Copper
Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security and Chair, Materials Stewardship Committee
Amparo Cornejo Santiago, Chile	Vice President, Chile Sustainability and Corporate Affairs since November 2018; previously, Director, Social Responsibility and Corporate Affairs
Larry M. Davey Coleman, Alberta, Canada	Vice President, Planning & Development, Coal since May 2016; previously Vice President, Development, Coal and General Manager Elkview Coal Mine
Christopher J. Dechert Santiago, Chile	Vice President, South America, since November 2018; previously, Vice President, Copper, Chile Operations and General Manager, Teck Highland Valley Copper

Teck Resources Limited 2019 Annual Information Form – Page 107

Name, City, Province/State and Country of Residence	Office Held with Teck and Principal Occupations within Previous Five Years
Sepanta Dorri Toronto, Ontario, Canada	Vice President, Corporate Development since December 2018; previously, Vice President, Corporate and Stakeholder Development, Teranga Gold Corporation
Mark Edwards Port Moody, British Columbia, Canada	Vice President, Community and Government Relations
John F. Gingell Tsawwassen, British Columbia, Canada	Vice President, Financial Systems since December 2018; previously, Vice President and Corporate Controller
C. Jeffrey Hanman Vancouver, British Columbia, Canada	Vice President, Corporate Affairs since March 2017; previously, Head of Corporate Affairs and Director of Communications
M. Colin Joudrie North Vancouver, British Columbia, Canada	Vice President, Business Development
Ralph J. Lutes Beijing, China	Vice President, Asia
Scott E. Maloney Vancouver, British Columbia, Canada	Vice President, Environment since September 2017; previously, Lead HSE Assurance and Review and Manager Health Safety Environment Community at BHP
Karla L. Mills Coquitlam, British Columbia, Canada	Vice President, Project Development since November 2018; previously, Director, Project Development and Engineering
Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax
Crystal J. Prystai North Vancouver, British Columbia, Canada	Vice President and Corporate Controller since December 2018; previously, Director, Finance, Reporting and Compliance
Amanda R. Robinson Vancouver, British Columbia, Canada	Corporate Secretary since February 2018; previously Partner and Associate at Fasken Martineau DuMoulin LLP
Kalev Ruberg West Vancouver, British Columbia, Canada	Vice President and Chief Innovation Officer since September 2019; previously Vice President, Teck Digital Systems and Chief Information Officer
André D. Stark Calgary, Alberta, Canada	Vice President, Marketing since January 2020; previously Head of Marketing, Coal and Director, Marketing, Coal
Keith G. Stein Anmore, British Columbia, Canada	Vice President, Major Projects since November 2018; previously, Vice President, Project Development and Vice President, Projects
Lawrence A. Watkins Abbotsford, British Columbia, Canada	Vice President, Health and Safety
Scott R. Wilson Vancouver, British Columbia, Canada	Vice President and Treasurer

Teck Resources Limited 2019 Annual Information Form – Page 108

Audit Committee Information
MANDATE OF AUDIT COMMITTEE
The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.
COMPOSITION OF THE AUDIT COMMITTEE
Our Audit Committee consists of four members. All of the members of the Committee are independent and financially literate.  The names, relevant education and experience of each Audit Committee member are outlined below:
Tracey L. McVicar (Chair)
Ms. McVicar is a graduate of the Sauder School of Business (B.Comm, Finance). She has over 20 years of experience in finance and investment banking. She is a Chartered Financial Analyst (CFA Institute) and Institute Certified Director (Institute of Corporate Directors). She served as the audit committee chair of BC Hydro Corporation from 2009 to 2014.
Mayank M. Ashar
Mr. Ashar is a graduate of the University of Toronto, holding multiple degrees, including a Master of Engineering and a Master of Business Administration. Mr. Ashar has extensive experience in international oil and gas industry through various senior executive roles, including as Managing Director and Chief Executive Officer at Cairn India Limited from October 2014 to June 2016, as President and Chief Executive Officer of Irving Oil Limited from 2008 to 2013, and in various executive roles at Suncor Energy Inc., from 1991 to 2008.
Edward C. Dowling
Mr. Dowling holds a Bachelor of Science in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing, all from Pennsylvania State University.  Mr. Dowling has extensive experience in the mining industry and was previously President and Chief Executive Officer of Alacer Gold Corp. from February 2008 to August 2012, and Meridian Gold Inc. from September 2006 to November 2007.  He is currently Chairman of both Alacer Gold Corp. and Polyus Public-Joint Stock Company and serves on the Audit Committee of both companies.
Una M. Power
Ms. Power is a graduate of Memorial University B.Comm (Honours), and also holds CPA, CA and CFA designations. Ms. Power is the former Chief Financial Officer of Nexen Energy ULC, and held various other executive positions covering financial reporting, financial management, investor relations, business development, strategic planning and investment at Nexen. She is also a director of the Bank of Nova Scotia and TC Energy Corporation.
Teck Resources Limited 2019 Annual Information Form – Page 109

PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. All non-audit services are pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:
■	bookkeeping or other services related to the accounting records or financial statements;
■	financial information systems design and implementation;
■	appraisal or valuation services, fairness opinions or contribution-in-kind reports;
■	actuarial services;
■	internal audit outsourcing services;
■	management functions or human resources functions;
■	broker or dealer, investment advisor, or investment banking services;
■	legal services;
■	expert services unrelated to the audit; and
■	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.
AUDITOR’S FEES
For the years ended December 31, 2019 and 2018, we paid the external auditors $6,676,806 and $6,607,566, respectively, as detailed below:
	Year Ended 2019 ($000)	Year Ended 2018 ($000)
Audit Services(1)	5,371	4,950
Audit-Related Services(2)	365	340
Tax Fees(3)	288	306
All Other Fees(4)	653	1,011
Notes:
(1)	Includes services that are provided by the Corporation’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.
(2)	Includes assurance and related services that are related to the performance of the audit, pension plan and special purpose audits.
(3)	Fees are for corporate and international expatriate tax services.
(4)	Amounts relate to a number of projects, including greenhouse gas verification and sustainability assurance, as well as subscriptions to online accounting guidance and publications.

Teck Resources Limited 2019 Annual Information Form – Page 110

Ownership by Directors and Officers and Interests in Material Transactions
As of February 26, 2020, the Directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by Teck:
	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	-	-
Class B subordinate voting shares	796,400	0.15%

In addition, Keevil Holding Corporation owns 51% of the outstanding shares of Temagami Mining Company Limited (Temagami) that, as of February 26, 2020, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 55.37% of the Class A common shares outstanding and 725,000 Class B subordinate voting shares, representing 0.13% of the Class B subordinate voting shares outstanding. Norman Keevil, III is a director of Keevil Holding Corporation and 98% of the votes attached to the outstanding shares of Keevil Holding Corporation are held by a trust for the benefit of certain members of the Keevil family.  The other 49% of the outstanding Temagami shares are owned by Sumitomo Metal Mining Co. Ltd. (SMM).  Two of our directors, Eiichi Fukuda and Toru Higo, are directors or officers of certain entities that are affiliated with SMM.  Messrs. Keevil III, Fukuda and Higo are also directors of Temagami.
In March 2019, we closed a transaction whereby SMM and Sumitomo Corporation acquired a 30% indirect interest in our Quebrada Blanca Phase 2 project.  See “Description of the Business – Individual Operations - Copper – Quebrada Blanca Mine, Chile (Copper)” for further details. SMM is a significant shareholder of our company and has a material interest in the transaction.  Dr. Keevil (who was on the Board at the time) and Messrs. Keevil III, Kubota and Fukuda each declared their potential conflict of interest and recused themselves from all Board discussions related to this transaction.
Legal Proceedings and Regulatory Actions
Upper Columbia River Basin (Lake Roosevelt)
Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967.
Slag is a glass-like compound consisting primarily of silica, calcium and iron that also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations and is sold to the cement industry.
While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether it poses an unacceptable risk to human health or the environment.
A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck
Teck Resources Limited 2019 Annual Information Form – Page 111

Metals and its affiliate, Teck American Incorporated (TAI), entered into a Settlement Agreement with the U.S. Environmental Protection Agency (the EPA) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (RI/FS) of contamination in the Upper Columbia River under the oversight of the EPA.
The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington, and two native tribes, the Confederated Tribes of the Colville Nation (the Colville Tribe) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the Settlement Agreement. TAI has also placed US$20 million in escrow as financial assurance for its obligations under the Settlement Agreement. We have accrued our estimate of the costs of the RI/FS.
Two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. Subsequently, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials from a facility in Washington State.
The litigation continues. In September 2012, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, has been transported to and is present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the District Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that Teck Metals is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.
In October 2013, the Colville Tribe filed an omnibus motion with the District Court seeking an order stating that it is permitted to seek recovery from Teck Metals for environmental response costs and, in a subsequent proceeding, natural resource damages and assessment costs arising from the alleged deposition of hazardous substances in the United States from aerial emissions from Teck Metals’ Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of plaintiffs. The plaintiffs subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent Teck Metals motion seeking reconsideration of the dismissal. Teck Metals sought leave to appeal both of these decisions in the Ninth Circuit on an interlocutory basis, and in July 2016 the Ninth Circuit unanimously ruled in favour of Teck Metals on its appeal of the District Court decision. Plaintiffs sought an en banc review of the decision in the Ninth Circuit, which was denied in October 2016.  As a result, alleged damages associated with air emissions are no longer part of the case.
Teck Resources Limited 2019 Annual Information Form – Page 112

A hearing with respect to past response costs took place in December 2015. In August 2016, the trial court judge ruled in favour of the plaintiffs.  Teck Metals appealed that decision, along with certain other findings in the first phase of this case, in the Ninth Circuit Court of Appeals, which upheld the trial court ruling in September 2018.  Teck Metals applied for rehearing of the Ninth Circuit ruling, which application was denied.  Teck Metals sought leave to appeal certain findings in the U.S. Supreme Court, which was denied.
A hearing with respect to claims for natural resource damages and assessment costs is expected to occur when the remedial investigation and feasibility study being undertaken by TAI are completed.
Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.
TAI intends to fulfill its obligations under the Settlement Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The Settlement Agreement is not affected by the litigation.
There can be no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Settlement Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.
Fisheries Act
During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the Provincial government, which references the Elk Valley Water Quality Plan. If Canadian Federal charges are laid, potential penalties may include fines as well as orders with respect to operational matters.  We expect that discussions with respect to the draft charges will continue through the first quarter of 2020. It is not possible at this time to fully assess the viability of our potential defences to any charges, or to estimate the potential financial impact on us of any conviction. Nonetheless, that impact may be material.
Transfer Agents and Registrars
AST Trust Company (Canada) is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.
Teck Resources Limited 2019 Annual Information Form – Page 113

Material Contracts
The following are the only contracts entered into by Teck that are material, still in effect and not entered into in the ordinary course of business:
■
Waneta Transmission Agreement, dated as of July 26, 2018, between Teck Metals Ltd. and British Columbia Hydro and Power Authority (See “Zinc – Refining and Smelting – Trail Operations” for more details)

■
Indenture, dated as of August 17, 2010, between Teck and The Bank of New York Mellon, as trustee, and the first, second, third, fourth and fifth supplemental indentures thereto (See “Description of Share Capital – Public Indebtedness” for more details)

■	Indenture, dated as of September 12, 2002, between Teck and The Bank of New York Mellon, as trustee (See “Description of Share Capital – Public Indebtedness” for more details)
Interests of Experts
PricewaterhouseCoopers LLP, Chartered Professional Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2019. PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the Public Company Accounting Oversight Board.
Rodrigo Marinho, P.Geo., Don Mills, P.Geo., Robin Gold, P.Eng., Fernando Angeles P.Eng., and Lucio Canchis, SME Registered Member, have acted as Qualified Persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form. Mr. Marinho is an employee of Teck. Messrs. Mills and Gold are employees of Teck Coal Limited, which is directly and indirectly, wholly owned by Teck. Messrs. Angeles and Canchis are employees of Compañía Minera Antamina S.A., in which Teck holds a 22.5% share interest.
GLJ Petroleum Consultants Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in Fort Hills.
Messrs. Marinho, Mills, Gold, Angeles, Canchis and the designated professionals of GLJ Petroleum Consultants Ltd., each respectively, hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.
Disclosure Pursuant to the Requirements of the New York Stock Exchange
The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.
Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing and, as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. The Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.
The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in
Teck Resources Limited 2019 Annual Information Form – Page 114

which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Aside from the exception listed below, the differences between our practices and the NYSE rules are not material and are more of a matter of form than substance. The exception is that Messrs. Fukuda and Higo are employees of Sumitomo Metal Mining Co., Ltd. or a subsidiary thereof. Sumitomo Metal Mining Co., Ltd., together with Sumitomo Corporation, acquired an interest in our subsidiary Compañia Minera Quebrada Blanca S.A., for payments in aggregate of approximately US$1.3 billion in 2019.  While the Board has determined that Messrs. Fukuda and Higo are “independent” under the NYSE listing standards applicable to foreign private issuers, because of the amount of that payment they would not be considered “independent” under the NYSE listing standards if Teck were a U.S. domestic issuer.
Non-GAAP Measures
Our financial results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).  This document refers to Operating Netback, Adjusted Operating Costs and Bitumen Price Realized which are non-GAAP financial measures not recognized under IFRS in Canada. These measures do not have standardized meanings prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.  As a result they may not be comparable to similar measures reported by other companies.
Operating Netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less royalties, transportation and operating expenses divided by barrels of bitumen sold.  We include this information as investors and analysts use it to measure our profitability on a per barrel basis.
Bitumen price realized is revenue from the sale of our blended bitumen excluding non-proprietary product revenue with crown royalties added back in divided by blended bitumen barrels sold in the period.
Adjusted operating costs for our energy business unit are defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.
Operating Netback, Adjusted operating costs and Bitumen price realized are each reconciled to Revenue under the heading “Use of Non-GAAP Measures – Energy Business Unit – Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations” of our Management’s Discussion and Analysis for the year ended December 31, 2019, which can be found under our profile on SEDAR at www.sedar.com.
Teck Resources Limited 2019 Annual Information Form – Page 115

Additional Information
1.	Additional information relating to Teck may be found under our profile on SEDAR at www.sedar.com.
2.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions, is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 21, 2020. Additional financial information is also provided in our comparative financial statements and in the Management’s Discussion and Analysis for the year ended December 31, 2019. Copies of these documents are available upon request from our Corporate Secretary.

3.	Unless otherwise stated, information contained herein is as at December 31, 2019.

Teck Resources Limited 2019 Annual Information Form – Page 116

Schedule A – Audit Committee Charter
TECK RESOURCES LIMITED
AUDIT COMMITTEE CHARTER
A.	GENERAL
1.	Purpose
The Audit Committee (the “Committee”) is established by the Board of Directors (the “Board”) of Teck Resources Limited (“Teck”) to:
(i) provide an open avenue of communication between Teck’s management, external auditors and advisors, internal auditors and the Board;
(ii) assist the Board in its oversight of the:
(a)	integrity, adequacy and timeliness of Teck’s financial reporting and disclosure practices;
(b)	processes for identifying Teck’s principal financial risks and reviewing Teck’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;
(c)	compliance with legal and regulatory requirements related to financial reporting;
(d)	accounting principles, policies and procedures used by management in determining significant estimates;
(e)	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures;
(f)	mechanisms for employees to report concerns about accounting policies and financial reporting;
(g)	engagement, independence and performance of Teck’s external and internal financial and reserves and resources auditors or evaluators and any other advisors; and
(h)
internal audit mandate, internal audit plans, internal audit and Sarbanes Oxley (SOX) audit programs and results of internal audits and SOX compliance audits performed by Teck’s internal audit department;

(iii) assist the Board with its responsibility to review all publicly disclosed mineral resource and reserve estimates and oil and gas reserves data, including recommending the appointment of the independent oil and gas evaluators and “qualified persons” with respect to Teck’s mineral reserves and resources (“Reserves Matters”);
(iv) assist the Board in fulfilling its responsibilities to oversee and monitor the management and governance of Teck’s various pension plans (“Pension Matters”); and
(v) perform any other activities consistent with this Charter, Teck’s by-laws and applicable laws as the Committee or Board deems necessary or appropriate.
2.	Responsibilities
The Committee’s role is one of oversight and it is to act in an advisory capacity to the Board.

Management is responsible for preparing Teck’s financial statements and other financial information, for the fair presentation of the information set forth in the financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”, which for Teck is International Financial Reporting Standards), for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.  The external financial auditors’ responsibility is to audit Teck’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, Teck’s financial position, results of operations and cash flows in accordance with GAAP.
In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of Teck’s internal controls over financial reporting.
The Committee is responsible for recommending to the Board for recommendation to Teck’s shareholders the appointment of the external auditor and for approving the external auditor’s remuneration.  The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of Teck’s shareholders. The Committee is responsible for the evaluation and oversight of the work of the external auditor and the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment.  It is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.
With respect to Reserves Matters, management is responsible for the preparation and fair and complete disclosure of the estimates of mineral and oil and gas reserves and resources in accordance with applicable regulatory requirements and industry practice.
With respect to Pension Matters, management is responsible for the day-to-day administrative and sponsorship responsibilities with respect to pension matters. The Committee is responsible for overseeing the activities of the Management Reserves Committee and Executive Pension Committee and the senior management personnel responsible for these activities.
B.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO FINANCIAL REPORTING AND RELATED MATTERS
In performing its oversight responsibilities, the Committee shall:
1.	Review the appointments of Teck’s CFO and any other key financial executives involved in the financial reporting process.
2.
Review with management, the external auditor, and the Internal Auditor the adequacy and effectiveness of Teck’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies.  Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.

3.
Review Teck’s process for the CEO and CFO certifications required by applicable securities regulations with respect to Teck’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.

4.
Review with management and the external auditor the annual audited financial statements and management’s discussion and analysis and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.

5.
Review with management and the external auditor the unaudited quarterly financial statements, associated management’s discussion and analysis and interim earnings news releases and approve them on behalf of the Board, prior to their release and/or filing with the applicable regulatory agencies.

6.
As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these documents.  Such review includes financial matters required to be reported under applicable legal or regulatory requirements, but does not necessarily include news releases that contain financial information incidental to the announcement of acquisitions, financings or other transactions.

7.
Ensure that adequate procedures are in place for the review of Teck’s public disclosure of financial information extracted or derived from Teck’s financial statements, other than the disclosure documents referred to above, and periodically assess the adequacy of these procedures.

8.
Review Teck’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

9.
Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by Teck, including consideration of the external auditor’s judgments about the quality and appropriateness of Teck’s accounting policies.  This review shall include discussions with the external auditor without the presence of management.

10.	Review with management, the external auditor, and the Internal Auditor significant related party transactions and potential conflicts of interest.
11.	Review with management Teck’s tax policy and material developments in Teck’s tax affairs.
12.
Review with management Teck’s privacy and cyber security risk exposure and the policies, procedures, and mitigation plans in place to protect the security and integrity of Teck’s information systems and data, including crisis management and business continuity plans.

13.
To assist the Board with its recommendations to shareholders, recommend (a) the external auditor to be nominated to examine Teck’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for Teck, and (b) the compensation of the external auditor.

14.	Approve all audit engagement terms and fees.
15.
Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

16.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.
17.
Monitor the independence of the external auditors by reviewing all relationships between Teck’s external auditor and all audit, non-audit and assurance work performed for Teck by the external auditor on at least a quarterly basis.  The Committee will receive an annual written confirmation of independence from the external auditor.

18.
Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement.  The Committee may delegate the responsibility for approving non-audit services to the Chair or another member of the Committee appointed by the Chair where the fee does not exceed $50,000.  The Committee will review a summary of all audit, non-audit and assurance work performed for Teck at least twice per year.
19.	Review and approve hiring policies regarding partners, employees or former partners and employees of the present or former external auditor of Teck, including:
(a)	the appointment of any employee or former employee of the present and former external auditor to a senior financial management position with Teck, and
(b)
management’s reports of the profiles of all individuals hired during the past year who were employed by the present and former external auditor at any time during the two years prior to being hired by Teck.

20.	Review and approve the functions of Teck’s Audit and Operational Review Department, including:
(a)	its mandate, authority and organizational reporting lines;
(b)	its annual and longer term internal audit plans, budgets and staffing;
(c)	its performance; and
(d)	the appointment, reassignment or replacement of Teck’s chief audit executive.
This review will include discussions with the Internal Auditor without the presence of management or the external auditor.
21.	Review Teck’s procedures and establish procedures for the Committee for the:
(a)	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and
(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of Teck’s Code of Ethics or associated policies.
22.	Review the adequacy of Teck’s bank lines of credit and guidelines for the investment of cash.
23.
Review with senior financial management, the external auditor, Teck’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

C.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO RESERVES AND RESOURCE MATTERS
In assisting the Board in fulfilling its responsibilities with respect to reserves and resource matters, the Committee shall:
1.
Oversee the activities of the Management Reserves Committee and periodically receive reports from that Committee and from senior management personnel responsible for reserve and resource estimation and reporting.

2.	Review regulatory requirements regarding the estimation of mineral and oil and gas reserves and resources and any changes thereto.
3.	Recommend to the Board the approval of appropriate policies and practices of Teck in the estimation and reporting of reserves and resources.

4.	Review and approve the composition of the Management Reserves Committee.
5.	With respect to Mineral Reserves and Resources:
(a)	Review Teck’s procedures relating to the preparation of mineral reserve and resource estimates and in connection therewith:
i.	consider the adequacy of such procedures,
ii.	review compliance with applicable regulations and policies, and
iii.	make appropriate reports and recommendations to the Board concerning the disclosure of Teck’s mineral reserves and resources.
(b)	Review and approve the qualifications of persons acting as “qualified persons” for purposes of National Instrument 43-101 in respect of Teck’s mineral reserve and resource reporting;
(c)	Review Teck’s annual mineral reserve and resource estimates prior to public disclosure including:
i.	reviewing and approving the material economic and other assumptions supporting Teck’s mineral reserve and resource estimates,
ii.	reviewing any third party audit of mineral reserve and resource estimates for material properties,
iii.	reviewing any material change to Teck’s mineral reserves and resources and the disclosure related thereto, and
iv.	making recommendations to the Board with respect to the content, filing and release of such disclosure, as applicable.
6.	With respect to Oil and Gas Reserves:
(a)	Review Teck’s procedures relating to the disclosure of information with respect to oil and gas reserves data and estimates, and in connection therewith shall:
i.	consider the adequacy of such procedures,
ii.	review the procedures for providing information to the qualified oil and gas reserves evaluators or auditors,
iii.	review compliance with applicable regulations and policies, and
iv.	make appropriate reports and recommendations to the Board concerning the disclosure of Teck’s oil and gas reserves data.
(b)	Annually review the selection of the qualified oil and gas reserves evaluators or auditors chosen to report to the Board on Teck’s oil and gas reserves data, including:
i.	considering the independence and expertise of the proposed firms, and, in particular, the responsible individuals,
ii.
in the case of a proposed change in the evaluators from the previous year, determining the reasons for such proposed change and whether any disputes have arisen between the previous qualified reserves evaluators or auditors and Teck’s management, and

iii.	making a recommendation to the Board with respect to such selections.
(c)	annually review and approve the expected fees of the independent reserve evaluators.

(d)	Review Teck’s annual oil and gas reserve and resource estimates prior to public disclosure including:
i.	reviewing and approving the material economic and other assumptions supporting the oil and gas reserve and resource estimates,
ii.	reviewing any third party audit of oil and gas reserve and resource estimates for material properties,
iii.	reviewing the scope of work of the qualified oil and gas reserves evaluators or auditors,
iv.	reviewing the reserves estimates of the qualified reserves evaluators or auditors,
v.	meeting separately with Teck management and with the qualified reserves evaluators or auditors with respect to such estimates,
vi.	reviewing any material change to Teck’s oil and gas reserves and resources and the disclosure related thereto, and
vii.	making recommendations to the Board with respect to the content, filing and release of such disclosure, as applicable.
D.	AUTHORITY AND RESPONSIBILITIES WITH RESPECT TO PENSION MATTERS
In assisting the Board in fulfilling its responsibilities with respect to the management and governance of Teck’s pension plans, the Committee shall:
1.	With respect to Teck’s role as plan sponsor:
(a)	Review and oversee the implementation of the design of Teck’s pension plans, the coverage afforded by the plans and changes to the plans.
(b)	Review the funding policies for Teck’s defined benefit plans and where appropriate, recommend the Board’s approval of these policies.
(c)	Review the level of Teck’s contributions to its defined contribution plans and any proposed changes thereto and where appropriate recommend approval of such changes to the Board.
(d)
Review proposals for the wind-up or partial wind-up of any of Teck’s pension plans, having regard to any collective bargaining and regulatory requirements and making appropriate recommendations in respect thereof to the Board.

2.	With respect to Teck’s role as plan administrator:
(a)
Oversee and monitor the authority delegated to management’s Executive Pension Committee to administer each of the pension plans in accordance with relevant pension legislation, the terms of the plans and all other requirements of law.

(b)
Review compliance with minimum funding requirements (if any) prescribed by applicable pension legislation and the policies and procedures in place in respect thereof, including requisitioning and reviewing actuarial reports.

(c)	Review and monitor the investment of pension fund assets (in the case of a defined benefit plan), including the policies and procedures in place in respect thereof.
(d)
Review and monitor the sufficiency and appropriateness of the investment choices available to plan members of the defined contribution plans and the communication and educational materials provided to plan members.

(e)
Review and monitor the performance of the investment managers chosen by management for Teck’s pension plans, including the process established for the selection, retention or replacement of any investment manager or advisors.

E.	COMMITTEE COMPOSITION
1.	Member Qualifications
The Committee shall consist of at least three directors.  All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with any applicable corporate, securities, or other legislation or any applicable rule, regulation, instrument, policy, guideline, or interpretation under such legislation and the requirements of the stock exchanges on which Teck’s securities trade, including National Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes, which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Teck’s consolidated financial statements.
At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with GAAP.
2.	Member Appointment and Removal
The members of the Committee shall be appointed annually at the time of each annual meeting of shareholders and shall hold office until the next annual meeting or until they cease to be directors of Teck.
3.	Quorum
A quorum for the Committee shall be a majority of the members.
F.	PROCEDURES AND OTHER MATTERS
1.	Structure and Operations
The Board shall appoint a Chair of the Committee who, in consultation with the Committee members, shall determine the schedule and frequency of Committee meetings, provided that the Committee shall meet at least five times per year.  The Committee may invite any person to attend meetings to assist in the discussion of the matters under consideration by the Committee.  Decisions at meetings of the Committee will be made by simple majority vote and the Chair shall not have a casting vote.  The Committee may also take action evidenced by a written consent resolution signed by all members of the Committee, which resolution may be signed in counterparts.
2.	In-Camera Meetings
In performing its oversight responsibilities, the Committee shall meet separately with:
i.	the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), senior financial management, the external auditor, and Teck’s chief audit executive (the “Internal Auditor”) at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee;
ii.
the Technical Director, Reserve Evaluation, or other “Qualified Persons” as defined under applicable securities laws, prior to the public release of the annual mineral reserves and resources estimates; and

iii.	the independent oil and gas reserves evaluators or auditors, prior to the public release of the annual oil and gas reserves or resource estimates.
3.	Litigation and Ethics Matters
On a quarterly basis, the General Counsel, and the Internal Auditor shall report any litigation, claim or other contingency that could have a significant effect on Teck’s financial results or disclosure and any real or suspected incidents of fraud, theft or violations of Teck’s Code of Ethics or associated policies that have been reported to management or to the internal audit department.  The Committee shall review any such reports or similar reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.
4.	Disclosure Controls
The Chair of the Committee or an appointee shall meet at least once per year with management’s Disclosure Committee to review Teck’s disclosure controls and procedures.
5.	Management Committee Minutes
The Committee shall be provided with copies of the minutes of meetings of management’s Disclosure Committee and Executive Pension Committee.
6.	Investigations and Advisors
The Committee shall conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.  The Committee has the authority to (a) retain independent counsel, accountants, auditors or other advisors to assist it in the conduct of any investigation or otherwise to assist it in the discharge of its duties, at the expense of Teck, (b) set and pay the compensation of and engagement terms for any such advisors retained by it, and (c) communicate directly with the internal and external auditors and advisors.
7.	Manner of Reporting to the Board
The Committee shall fix its own procedures, keep records of its proceedings, and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).  The Board shall be promptly advised of any decisions taken by the Committee, and minutes of any Committee meeting will be provided to the Board.
8.	Review of the Charter
The Committee shall annually assess the adequacy of this Charter and recommend any changes to the Board for approval, taking into account any applicable legislative and regulatory requirements and best practice guidelines.

9.	Annual Review and Assessment
The Committee’s performance, including its compliance with this Charter, shall be evaluated annually in accordance with a process approved by the Board and the results of that evaluation shall be reported to the Committee and to the Board.
10.	Committee Reports
(a)	Advise the Board, either orally or in writing, of any:
i.	accounting, disclosure or finance related matters that the Committee believes have or could have a material effect on the financial condition or affairs of Teck;
ii.	matters that the Committee believes have or could have a material effect on the reserves and/or resources and financial condition or affairs of Teck;
iii.	pension-related matters that the Committee believes have or could have a material effect on the financial condition or affairs of Teck and/or any of its pension plans; and
make appropriate recommendations to the Board in respect of any matters requiring Board approval.
(b)	The Chair of the Committee shall prepare or cause to be prepared an audit committee report to be included in Teck’s annual management proxy circular, which report shall be approved by the Committee.

Schedule B – Report of Management and Directors on Reserves Data and Other Information
Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.
Independent qualified reserves evaluators have evaluated the Company’s reserves data. The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.
The Audit Committee of the Board of Directors of the Company has:
(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
(c)	reviewed the reserves data with management and the independent qualified reserves evaluators.
The Audit Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Audit Committee, approved:
(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
(c)	the content and filing of this report.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Donald R. Lindsay	Mayank M. Ashar
(Signed) Donald R. Lindsay President and Chief Executive Officer	(Signed) Mayank M. Ashar Director

Ronald A. Millos	Edward C. Dowling
(Signed) Ronald A. Millos Senior Vice President, Finance and Chief Financial Officer	(Signed) Edward C. Dowling Director

Date: February 26, 2020

B-1

Schedule C – Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor
To the Board of Directors of Teck Resources Limited (the "Company"):
1.
We have evaluated the Company’s reserves data as at December 31, 2019. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
3.
We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5.
The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2019, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

6.
In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7.	We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.
8.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.
Executed as to our report referred to above:
GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 21, 2020
“Originally Signed By”
Tim R. Freeborn, P. Eng.
Vice President and Chief Financial Officer

C-1

Schedule D – List of Technical Reports
As required by Form 51-102F2 under National Instrument 51-102, the following table sets out the title, date and author(s) of the current National Instrument 43-101 technical report for each of Teck’s material properties. Notwithstanding the authorship of the reports noted below, the scientific and technical information included in this Annual Information Form regarding Teck’s mining properties is approved by, and prepared under the supervision of, Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited, except for (a) the Antamina property, for which the reserve and resource estimates included in this Annual Information Form is approved by, and prepared under the supervision of Fernando Angeles P.Eng, and Lucio Canchis, who is an SME Registered Member, and both of whom are employees of Compañía Minera Antamina S.A., and (b) the Fording River, Elkview and Greenhills properties, for which the scientific and technical information included in this Annual Information Form is approved by, and prepared under the supervision of. Don Mills, P.Geo., and Robin Gold, P.Eng., who are employees of Teck Coal Limited. Other than Messrs. Mills and Marinho, the authors of the reports below have not prepared or approved the disclosure in this Annual Information Form, and the inclusion of their names below is not intended to imply that they have prepared or approved any such disclosure.
Property	Title, Date and Author of Report
Highland Valley Copper Mine	NI 43-101 Technical Report Teck Highland Valley Copper; March 6, 2013; Ronald Graden
Antamina	Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru; January 31, 2011; Luis Lozada and Jhon Espinoza
Fording	NI 43-101 Technical Report on Coal Resources and Reserves of the Fording River Operations; December 31, 2011; Eric Jensen, Andrew Knight, Don Mills and Barry Musil
Elkview	Technical Report on Coal Resources and Reserves of the Elkview Property; February 28, 2008; Marston Canada Ltd.
Greenhills	NI 43-101 Technical Report on Greenhills Coal Operation; February 20, 2020; Andrew Knight, Donald Mills and Alison Seward
Red Dog	NI 43-101 Technical Report, Red Dog Mine, Alaska, USA; February 21, 2017; Thomas Krolak, Kevin Palmer, Brigitte Lacouture and Norman Paley
Quebrada Blanca	NI 43-101 Technical Report on Quebrada Blanca Phase 2, Región de Tarapacá, Chile; February 25, 2019; Rodrigo Marinho, Paul Kolisnyk, Bryan Rairdan and Eldwin Huls

D-1